UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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Manual for the Annual and Extraordinary General Meeting of April 27, 2018

Campinas, 28 de março de 2018.

PROPOSAL OF THE ADMINISTRATION

FROM CPFL ENERGIA S.A.

INDEX

I.	To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31st, 2017	03

II.	To approve the proposal of allocation of net income for the fiscal year ended December 31st, 2017 and the distribution of dividends	04

III.	To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws	05

IV.	To elect the members of the Board of Directors and the Fiscal Council	06

V.	To establish the overall compensation to be paid to the Company’s management and to the members of the Fiscal Council for the period of May 2018 to April 2019	08

VI.	To approve the amendment and the general consolidation of the Company’s Bylaws	10

VII.	To approve the transference of the balance of the extinguished Reserve for Adjustments to the Concession Financial Assets to the account of Retained Earnings or Accumulated Losses	11

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

Dear Sirs,

The Board of Directors of CPFL Energia S.A. (“CPFL Energia” or “Company”) submits to its shareholders analysis the Management Proposal (“Proposal”) on the matters to be resolved at the Annual and Extraordinary Meeting (“GM” or “General Meeting”) to be held on April 27, 2018, as follows:

I. To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31, 2017.

The Financial Statements and the Management Report of CPFL Energia were approved by the Company's Board of Executive Officers and audited by the Independent Auditors – KPMG Auditores Independentes - prior to the favorable manifestation of the Board of Directors, obtained at the 341th Board of Directors Meeting, held on March 26, 2018, and to the issuance of the opinion of the Fiscal Council rendered on the same date, and were therefore considered fit for submission to the General Meeting.

The Board of Directors recommends to the Company’s Shareholders that they carefully examine the Financial Statements and the Management Report and, if necessary, clarify their doubts in advance, in order to decide on their approval.

The Management proposes to the Shareholders the approval of the Management Report, the managements' accounts, and the Company's Individual and Consolidated Financial Statements, together with the Independent Auditor’s report for the fiscal year ended December 31, 2017.

The Financial Statements, the Management Report, the Independent Auditor’s Report and the Fiscal Council's Report for the year 2017 were prepared as provided for in items I to V of article 9 of CVM Instruction No. 48109, as amended (“CVM Instruction 481”), are available to Shareholders (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 S.A. - Brazil, Stock Exchange, Counter (“B3”) (www.b3.com.br) and the U.S. Securities and Exchange Commission - SEC (www.sec.gov) and were published in the "Valor Econômico" newspaper and in the Official Gazette of the State of São Paulo, on March 28, 2018, pursuant to article 133 of Law No. 6,404 of December 15, 1976 ("Brazilian Corporation Law").

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Manual for the Annual and Extraordinary General Meeting of April 27, 2018

Annex I to this Proposal, as provided for in item III of article 9 of CVM Instruction 481, contains the Officers’ Comments on the Company's financial situation, with the purpose of providing a reflexive analysis, from the perspective of its Managers, so that its evaluation is as consistent as possible and is available, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

II. To approve the proposal of allocation of net income for the fiscal year ended December 31, 2017 and the distribution of dividends.

In 2017, net income reached R$ 1,243 million, an increase of forty one point four percent (41.4%) (R$ 364 million), mainly due to the increase of seventeen point nine percent (17.9%) ([R$ 738 million]) in EBITDA. This effect was partially offset by the increases of eighteen point four percent (18.4%) (R$ 238 million) in depreciation and amortization, of R$ 102 million in Income Tax and Social Contribution and of two point three percent (2.3%) (R$ 34 million) in net financial expenses.

The Company's Management submits to the GM the allocation of the remaining accrued profit, after adjustments, as provided in paragraph 2 of article 27 of the Company's Bylaws, recommending:

  Allocation to legal reserve in the amount of fifty-eight million, nine-hundred and eighty-seven thousand, five-hundred and twenty reais and twenty-four cents (R$ 58,987,520.24);

  Allocation to statutory reserve (Reserve for Adjustment of Financial Assets of Concession) in the amount of one-hundred and twenty-three million, six-hundred and seventy-two thousand, five-hundred and fourteen reais and four cents (R$ 123,672,514.04);

  Allocation to statutory reserve (Working Capital Improvement Reserve) in the amount of seven-hundred and forty-six million, fifty-hundred and forty thousand, five-hundred and forty-six reais and ninety-four cents (R$ 746,540,546.94); and

  Compulsory minimum dividend in the amount of two-hundred and eighty million and one-hundred and ninety thousand, seven-hundred and twenty-one reais and fourteen cents (R$ 280,190,721.14).

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Manual for the Annual and Extraordinary General Meeting of April 27, 2018

The allocation of the profits proposed herein is duly reflected in the Company's Financial Statements, which were widely disclosed, under the terms of current legislation.

Please note that the information required by "Appendix 9-1-II" of CVM Instruction 481, is available for the Shareholders’ consultation in Annex II of this Proposal, in addition to being available, as of this date, at the Company's (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

III. To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws

Furthermore, pursuant to the provisions set forth in OFFICIAL LETTER/CVM/SEP/No.02/2018 – which establishes general guidelines on the procedures to be observed by publicly held companies, including preparations for the General Meeting, the definition of the number of members of the Board of Directors should be subject to resolution when the Bylaws provide for a minimum and maximum number of members.

In that sense, as set forth in article 15 of the Company’s Bylaws, its Board of Directors shall be composed of at least seven (07) members, all of them with a unified term of office of one (01) year, reelection being permitted.

It is worth emphasizing that the Company is listed on the Novo Mercado of B3 S.A. - Brazil, Stock Exchange, Counter and, under the terms of the Novo Mercado Listing Regulation, at least two (2) members or twenty percent (20%) of the members of the Board of Directors shall be Independent Board Members, which shall be expressly stated in the minutes of the general meeting that elects them, the board member(s) elected upon the power set forth in §§ 4 and 5 of article 141 of the Brazilian Corporation Law being also considered as independent.

Thus, the Company’s Management proposes the election of seven (07) members to compose the Board of Directors, two (02) of them being an Independent Board Member.

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Manual for the Annual and Extraordinary General Meeting of April 27, 2018

IV. To elect the members of the Board of Directors and the Fiscal Council

•         Board of Directors

The current members of the Company's Board of Directors were elected at the annual general meeting held on April, 28, 2017, with the mandate until the Company's annual general meeting that approves the accounts for the fiscal year ended December 31, 2017, pursuant to article 150, § 3 of Brazilian Corporation Law.

Due to the termination of the term of office of the members of the Company’s Board of Directors, pursuant to article 140 of Brazilian Corporate Law, the general meeting have the authority to elect the members of the Company’s Board of Directors.

The Company’s Management indicate the following candidates for the mandate of 2018/2019:

1. Bo Wen
2. Shirong Lyu
3. Yang Qu
4. Yumeng Zhao
5. Andre Dorf
6. Antonio Kandir (Independent Board Member) 7. Marcelo Amaral Moraes (Independent Board Member)

The appointed members may be elected by majority vote or by multiple vote. The adoption of multiple vote shall occur if shareholders representing at least 5% (five percent) of the Company's capital stock requires. For the Board composed of seven (7) members and considering the presence of shares representing the totality of the share capital in the General Meeting, at least 127,239,344 votes are required (each share being attributed 7 (seven) votes, pursuant to article 141 of the Brazilian Corporation Law) for the election of a member of the Company's board of directors.

In relation to the election of members of non-controlling shareholders, it should be pointed out that at the meeting held on April 11, 2006, the CVM Collegiate Body

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Manual for the Annual and Extraordinary General Meeting of April 27, 2018

resolved to maintain the interpretation of article 141, §5, of the Brazilian Corporation Law at the meeting held on November 8, 2005 (CVM Process RJ/2005/5664), that, in cases in which the company only issued shares with voting rights, will have the right to elect and remove a member and his alternate from the Board of Directors, in a separate vote at the general meeting, excluding the controlling shareholder, the majority of the holders holding at least 10% of the total voting shares.

•         Fiscal Council

Pursuant to article 26 of the Company's bylaws, the Fiscal Council shall be composed of three (3) effective members and an equal number of alternates, all of them with a unified term of office of one (01) year, reelection being permitted.

The Company's Management indicates the following candidates for the 2018/2019 term:

Acting Members	Deputy Members
Lisa Gabbai	Chenggang Liu
Ran Zhang	Jia Jia
Ricardo Florence dos Santos	Reginaldo Ferreira Alexandre

Pursuant to CVM Instruction 481, candidates may be nominated for the positions of representatives of minority shareholders of the Company's Fiscal Council, by means of a public proxy request. Information on potential candidates will be made available at the Company's headquarters, on its website (www.cpfl.com.br/ri), and on the CVM website (www.cvm.gov.br).

Please note that the information required in article 10 of CVM Instruction 481, regarding the candidates nominated to compose the Board of Directors and the Fiscal Council are in Annex III of the Proposal, also being available, from this date, at the headquarters (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission Exchange Commission - SEC (www.sec.gov).

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Manual for the Annual and Extraordinary General Meeting of April 27, 2018

V. To establish the overall compensation to be paid to the Company’s management and to the members of the Fiscal Council for the period of May 2018 to April 2019

The Company's Management proposes to the General Meeting’s approval the overall compensation of the members of the Board of Directors and of the Executive Board, for the period from May 2018 to April 2019, in the amount of up to thirty-three million, five-hundred and seventy-two thousand, nine-hundred and five reais and forty-six cents (R$ 33,572,905.46) including benefits and charges.

Of the total amount of remuneration proposed to the Company's Managers, six- hundred and nineteen thousand, nine-hundred and fifteen reais and ninety-four cents (R$ 619,915.94) is allocated to the fixed remuneration of the Board of Directors and the maximum amount of thirty-two million, nine-hundred and fifty-two thousand, nine-hundred and eighty-nine reais and fifty-two cents (R$ 32,952,989.52) to the fixed and variable remuneration of the Board of Executive Officers.

The proposal of the total amount of remuneration for the members of the Board of Directors at approximately two point two percent (2.2%) above the amount approved for the fiscal year of 2017, which was in the total amount of six-hundred and six thousand, fifty-hundred and sixty-five reais and fifty-one cents (R$ 606,565.51) is justified by the inflation rate. It is important to mention that only the independent member will be remunerated.

The members of the Board of Directors receive fixed monthly fees, regardless of the number of meetings they participate in the month and do not receive any additional remuneration for their participation in Committees or Advisory Committees of the Board of Directors.

The proposal of the overall compensation of the members of the Board of Executive Officers at approximately fifty point two percent (50.2%) above the amount approved for the fiscal year of 2017, which was in the total amount of twenty-one million, nine-hundred and thirty-three thousand, four-hundred and two reais and eighty-seven cents (R$ 21,933,402.87) is justified by the inflation rate and the creation of new executive officers positions.

The Executive Officers of CPFL Energia who occupy seats in the Board of Directors of companies controlled by the Company, waive the receipt of fees, receiving remuneration only in those in which they exercise the role of Executive Officers.

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Manual for the Annual and Extraordinary General Meeting of April 27, 2018

The fees of the Board of Executive Officers are in line with the values practiced in the market and are defined based on market research done by specialized consultancies.

The Company's Management also proposes that the General Meeting approve the annual amount of the remuneration of the members of the Fiscal Council in the amount of three-hundred and twenty-three thousand, six-hundred and ninety-three reais and eighty-six cents (R$ 323,693.86), for the period from May 2018 to April 2019.

Pursuant to paragraph 3 of article 162 of the Brazilian Corporation Law, the GM shall fix the fees of the Fiscal Council in an amount not lower than ten percent (10%) of the remuneration that, on average, is attributed to each Executive Officer, for this purpose the benefits, the representation funds and the profit sharing are not considered.

The proposal of the overall compensation of the members of the Fiscal Council at approximately fifty-eight point seven percent (58.7%) above the amount approved for the fiscal year of 2017, which was in the total amount of two-hundred and four thousand and five reais and twenty-three cents (R$ 204.005,23) is justified by the inflation rate and the proposal the one more Fiscal Council member is remunerated.

It should be noted that only the acting members of the Fiscal Council are remunerated, the alternate does not receive any fees, except when it replaces the member to which it is entailed.

Please note that the proposal for the remuneration of the Managers and the Fiscal Council was prepared based on market values and was previously submitted to the appreciation of the Company's Human Resources Management Committee (Comitê de Gestão de Pessoas).

The information related to the remuneration of the Company's Management and Fiscal Council, in compliance with the provisions of article 12 of CVM Instruction 481, are included in Annex IV of this Proposal and are available at the Company's headquarters on its website (www.cpfl.br/ri) As well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

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Manual for the Annual and Extraordinary General Meeting of April 27, 2018

VI. To approve the amendment and the consolidation of the Company’s Bylaws

The Company’s Board of Directors proposes to amend the Company’s Bylaws, in order to:

(I) harmonize the statutory provisions with the new Novo Mercado rules, in order to: (A) modify the following articles: (i) sole paragraph of article 1; (ii) article 5; (iii) caput and sole paragraph of article 14; (iv) paragraph 3 of article 26; (v) caput of article 34; (vi) article 43; (B) exclude the following articles: (i) sole paragraph of articles 34; (ii) caput and sole paragraph of article 35; (iii) articles 36, 37, 38 and its paragraphs, 39 and its paragraphs, 40, 41 and its paragraphs and 42 and its paragraphs;

(II) update the monetary values in articles 17, items (i), (k), (m), (n), (s), (z), (aa) and 21, item (e), as well as update the reference of article 47 to 2018;

(III) change the number of members of the Board of Executive Officers, with the creation of a position, as well as with the change of competences established, with the amendment of the caput of article 18 and inclusion of sub item (iv) in item (b) and inclusion of item (h);

(IV) exclusion of repeated term in article 20;

(V) extinguish the Reserve for Adjustments to the Concession Financial Assets with the exclusion of item (c) of paragraph 2 of article 27;

(VI) change of all references to BM & FBOVESPA S.A. - Securities, Commodities and Futures Exchange for B3 S.A. - Brazil, Stock Exchange, Counter; and

(VII) to adjust the defined terms and renumbering of all provisions of the Bylaws and cross-references to the articles contained therein as a result of the changes proposed above;

The Board of Directors proposes to consolidate the Company's Bylaws, in accordance with the changes proposed above.

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Manual for the Annual and Extraordinary General Meeting of April 27, 2018

In compliance with article 11 of CVM Instruction 481, Annex V of this Proposal contains a comparative table, including the current wording, proposed wording and justification of the amendment. In addition, for the easy reference and better visualization and contextualization of the proposed amendments, Annex V also contains the marked and clean versions of the Bylaws consolidating all the proposed changes. This attachment is available for consultation by Shareholders, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

VII. To approve the transference of the balance of the extinguished Reserve for Adjustments to the Concession Financial Assets to the account of Retained Earnings or Accumulated Losses.

With the issuance of the regulations of IFRIC12/ICPC 01(R1) – Service Concession Arrangements and the adoption of IFRS in 2010, the electric energy distributors controlled by CPFL Energia S.A. (“CPFL Energia”) changed the method to account for property, plant and equipment, segregating them into: (i) intangible assets, relating to items and/or portions of items that will be amortized until the end of the concession period; and (ii) concession financial assets, relating to items and/or portion of items that will be amortized after the end of the concession period.

The Reserve for Adjustments to the Concession Financial Assets will be realized at the end of the Company’s concession period, upon the payment of indemnity by the Grantor or disposal or derecognition of the assets and will result in the reversal of the related amounts to “Retained Earnings or Accumulated Losses”.

The value of the concession financial assets is determined based on their fair value calculated through the basis of remuneration of the concession assets, pursuant to legislation in force established by the regulatory agency (ANEEL), and takes into consideration the changes in the estimated cast flow, using as a basis mainly factors such as new replacement value and adjusted based on the IPCA (Extended Consumer Price Index). The financial asset falls into the category of available-for-sale and the changes in the cash flows have as balancing items the operating income accounts in the statement of profit or loss.

In 2013, a statutory reserve was created to allocate the profits and losses from the financial adjustments/updating so that there was no impact of dividend without the related generation of cash since, as previously mentioned, the cash inflow would occur only upon the payment of the indemnity at the end of the concession.

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Manual for the Annual and Extraordinary General Meeting of April 27, 2018

During 2017, analyzing the other electric energy distributors in Brazil, we identified that the companies in the sector usually do not set up a reserve for adjustments to the concession financial assets.

In addition, the current scenario of hydrological changes has affected the short-term management of the energy distributors’ cash. The holding company CPFL Energia has contributed with cash amounts to the distributors to comply with indicators in covenants, but the distributors do not have cash requirement in the long term and a manner of recovering CPFL Energia’s cash would be through the distribution of this reserve.

Amendments to the Bylaws of the electric energy distribution companies which are not set forth by article 2 of Normative Resolution No. 149/2005, shall be submitted to previous authorization of the grantor ANEEL. In March 9, 2018, ANEEL granted the authorization for the amendments in the distribution companies’ Bylaws.

Due to extinguishing the Reserve for Adjustments to the Concession Financial Assets, the balance, in the total amount of eight-hundred twenty-six million, six-hundred thousand, three-hundred and fifty-eight reais and forty-three cents (R$ 826,600,358.43), allocated in the mentioned reserve shall be reallocated, hence the proposal to send the balance to the account of Retained Earnings or Accumulated Losses.

VIII.    Clarifications

All documents related to the proposals for resolution of the General Meeting are available at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. SEC (www.sec.gov).

In view of the Company's adoption of the distance voting procedure, the Company hereby informs that this Proposal also includes, pursuant to Annex VI, the Distance Voting Report referred to in articles 21-h and following of CVM Instruction 481. The referred annex is available for the Shareholders consultation, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) ( www.sec.gov).

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Manual for the Annual and Extraordinary General Meeting of April 27, 2018

In view of the Company's adoption of the distance voting procedure, the Company hereby informs that this Proposal also includes the Distance Voting Bulletin, as set in Annex VI, which are dealt with in Articles 21-h and following of CVM Instruction 481. Which is available for consultation by Shareholders, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on CVM websites (www.cvm.gov.br), B3 (www.b3.com.br) and the US Securities and Exchange Commission - SEC (www.sec.gov).

In addition to the information contained in this Proposal and its Attachments, CPFL Energia shareholders may resolve any doubts by means of direct contact with the Investor Relations area, by electronic message (ri@cpfl.com.br) or by telephone (+ 55 19 3756 6082), who are ready to attend to all your needs immediately.

Yours faithfully,

Yuhai Hu

Chairman of the Board of Directors

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ANNEX I

10.  Comments of Executive Officers

10.1 Comment on:

The consolidated financial statements for the years of 2017, 2016 and 2015 are in accordance with the IFRS (International Financial Reporting Standards), as issued by the International Accounting Standards Board – IASB and in accordance with the accounting practices adopted in Brazil, following the standards issued by the Committee of Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - “CPC”).

a) General Financial and Asset conditions

•         2017

The year 2017 was marked by new prospects and possibilities for the CPFL group, after the conclusion of the acquisition of the controlling interest in the Company by the Chinese State Grid, the largest global player in the electricity sector. Its long-term strategic vision and technological development make a great contribution to CPFL’s next steps. The CPFL group also continued to be very active in this year, promoting improvements in its operations and management, actively participating in the discussions on improving the regulatory framework of the electricity sector and following the unfolding of the political and economic scenarios of Brazil in its markets.

The 2017 results reflected such gains and market conditions in the period. Electricity sales to final consumers (quantity of electricity billed to final consumers) totaled 53,376 GWh, an increase of 14.6%. Disregarding the positive effect of the acquisition of RGE Sul, the increase is of 2.7%. Residential and industrial classes registered growths of 2.6% and 7.1%, respectively, reflecting the low comparison base of 2016 and the resumption of economy activity, while commercial class decreased by 4.5%. Electricity sales to wholesaler’s, through other concessionaires, licensees and authorized reached 16,337 GWh, an increase of 33.3%.

In the financial sphere, CPFL group’s operating cash generation, measured by EBITDA, reached R$ 4,864 million in 2017, an increase of 17.9%, mainly reflecting the contribution from the full consolidation of RGE Sul and improved results from the Conventional Generation, Renewable Generation, Commercialization and Services segments. Consolidated leverage of CPFL Energia, as measured by the ratio of net debt to EBITDA under the criteria to measure our financial covenants, stood at 3.20 at the end of the year, remaining stable in relation to previous year. It is also important to note that the continuous decline in interest rates throughout the year are benefiting the Company, which has around three-fourths of its debt pegged to the CDI interbank rate.

In addition to the corporate movements, the Company presented numerous advances and achievements throughout the year. We promote organizational reviews in order to simplify our processes and structure, aiming at greater focus on business. It is also worth highlighting the creation of Envo, focused on the solar distributed generation market for households, and small commercial clients, the delivery of the Morro Agudo project (transmission), the inauguration of the Pedra Cheirosa wind complex (installed capacity of 48 MW), the heavy investment in the asset base of CPFL Paulista, RGE and RGE Sul distributors, which will undergo the tariff review process in 2018, the ABRADEE award won by CPFL Santa Cruz as the best domestic distributor in its category and by RGE as the best distributor in the Southern region, the integration of RGE Sul, the launch of "CPFL Inova", an open innovation program created by CPFL in partnership with Endeavor Brasil, among others.

It should also be noted that CPFL promoted the merger of the distribution companies CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa (together, the “Merged Companies”) into CPFL Jaguari (“Mergee Company”). The grouping of the concessions of the five companies was carried out through the merger of the assets held by the Merged Companies by the Mergee Company on December 31, 2017.

The disposal of the Company's control was completed on January 23, 2017, when State Grid became the controlling shareholder of CPFL Energia, with a 54.64% stake. As a result of the closing of the transaction that resulted in the direct change of control of CPFL Energia and in accordance with applicable regulation, State Grid performed a tender offer for the remaining outstanding common shares of CPFL Energia on November 30, 2017. According to the Material Fact and the Announcement to the Market released on November 30 and December 5, 2017, respectively, as a result of the auction, State Grid acquired 408,357,085 common shares issued by the Company, representing 88.44% of all the shares subject to the Tender Offer and 40.12% of the capital stock of the Company. The common shares were acquired at the price of R$ 27.69, totaling the amount of R$ 11,307,407,683.65. State Grid holds, jointly with ESC Energia, 964,521,902 common shares issued by the Company, raising its jointly interest from 54.64% to 94.75% of the total share capital of the Company.

We continue working on value initiatives for our shareholders and our investment plan (around R$ 2.1 billion for 2018 and over R$ 11.4 billion for the next 5 years), with financial discipline, efforts and commitment of our teams and the trust of our new controlling shareholders, reinforcing CPFL's commitment to its long-term development strategy.

Finally, CPFL’s management remains optimistic about the advances of the Brazilian electricity sector and remains confident in its business platform, being more prepared and well positioned to face the challenges of the country.

•         2016

The year 2016 was marked by great changes to CPFL Energia. After a three-month transition period, Andre Dorf took over as the Group´s CEO on July 1st, replacing Wilson Ferreira Junior, with the challenge of leading the new growth phase and make sure that processes and systems are increasingly simpler and more efficient, in order to make the Company more agile, so that we continue to face the challenges and seize the opportunities for growth and value creation.

On October 31, CPFL Energia resumed the process of consolidation of the sector with the conclusion of the acquisition of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), which is now called RGE Sul Distribuidora de Energia S.A. (“RGE Sul”), a distribution company that serves approximately 1.3 million clients in 118 cities in the state of Rio Grande do Sul. With this step, CPFL Energia increased its scale and footprint in the state of Rio Grande do Sul, serving 382 cities and reaching a market share of 65%. In Brazil, CPFL Energia now enjoy a market share of over 14% of the distribution segment, serving around 9 million clients through 9 concessionaires in the Southern and Southeastern regions. CPFL took charge of the RGE Sul’s management on November 1st, and its plans include investments of around R$ 1 billion in the period 2017-2019, aiming to implement CPFL standards in services and to comply with the improvement plan set by ANEEL.

Still in 2016, in early July, CPFL Energia was informed by one of its controlling shareholders, Camargo Corrêa S.A., that the latter had received and accepted a proposal from the State Grid Corporation of China (“State Grid”) to acquire its interest in the Company´s controlling block for R$25.00 per share. On September 2, the final share purchase agreement (SPA) was entered into between State Grid and Camargo Corrêa. In sequence, the proposal was extended to other controlling shareholders, which decided, over the course of September, to join Camargo Corrêa and sell their interest.

The transaction had all applicable approvals and was concluded in January 23, 2017, when State Grid Brazil became the controlling shareholder of CPFL Energia, with a 54.64% stake. As a result of the closing of the transaction that resulted in the direct change of control of CPFL Energia and in the indirect change of the control of CPFL Energias Renováveis S.A. (“CPFL Renováveis”), and in accordance with applicable regulation, State Grid Brazil will perform tender offers for the remaining outstanding common shares of CPFL Energia and CPFL Renováveis. According to the Material Facts released by both companies on February 23, 2017, State Grid has filed the Unified Offer documentation with CVM, on February 22, 2017; the registration is now under analysis by CVM.

In the midst of these changes, CPFL Energia followed its growth path. In 2016, new renewable energy projects went into operation: in May, it was the turn of SHPP Mata Velha, with 24 MW of installed capacity, while the Campo dos Ventos and São Benedito Wind Complexes had a gradual start-up during the year, being concluded in December, totaling 231 MW of installed capacity.

Still in generation segment, with regard to the hydrological risk (GSF), renegotiation of the Baesa power plant (Energética Barra Grande Energia) was concluded, protecting the plant from 100% of the effects of GSF until the end of its regulated agreements. This generated a gain of R$ 5 million in interest in subsidiaries, associates and joint ventures in 2016. The remaining power plants had already renegotiated in 2015. The strategy of renegotiating this risk is aimed at returning the predictability and stability of cash flows to hydroelectric generators.

In the distribution segment, the Company continued to suffer from the economic recession, which affected the power consumption in the concession area. Despite the acqusition of RGE Sul as of November, sales in Group CPFL´s concession area contracted 1.0%. Disregarding the effect of the acquisition of RGE Sul, it would be a 3.5% drop, with 0.7%, 3.7% and 7.6% decreases respectively for residential, commercial and industrial segments. Unfavorable macroeconomic scenario also influenced delinquency levels, leading the Company to intensify its collections actions, increasing by more than 50% the number of disconnections, collections efforts and reporting to credit bureaus, among other actions.

In the financial sphere, it is important to notice that the decrease in leverage, which reached the level of 3.21x net debt/EBITDA by the end of 2016, reflecting not only the improved results, but also the consistent monetization of sectoral financial assets throughout the year. In December, group´s distribution companies, including RGE Sul, had accumulated a sectoral financial liability of R$ 891 million, due to tariff adjustments and lower costs with energy purchase and sector charges observed throughout 2016. On the other hand, the acquisition of RGE Sul pressed this indicator.

It should also be noted that six of the nine distribution companies - CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari – are already in the 4th cycle of Tariff Revision, benefiting from the investments made in the previous cycle and the better conditions offered by the new cycle. Regarding tariffs, the green flag was applied during most of the year 2016, which contributed to lower tariffs, after the strong adjustments of 2015.

The overcontracted position of Brazilian distribution companies, a regulatory theme of great importance, was widely discussed among agents in 2016 and many advances have already been obtained. Several measures have been taken in order to mitigate the surpluses and define their involuntary character, such as the treatment of involuntary surplus from quotas, the feasibility of bilateral agreements between generation and distribution companies, the New Energy MCSD (Surplus and Deficit Compensation Mechanism) and changes in the rules for auctions.

Law 13,360/2016 also implemented important changes to the power sector, creating impacts and opportunities for its various business segments. The safety of a solid regulatory framework is essential for the power sector to resume investments and deliver sustainable growth in the long term.

  2015

The year 2015 proved to be one of the most challenging in CPFL Energia’s history. Nevertheless, if we draw a parallel between the situation faced by the electricity sector at the start of 2015 with the current scenario, the progress made during the course of the year is remarkable.

In the beginning of 2015, the risk of rationing was imminent. With a wet period during which Affluent Natural Energy (ENA) in Brazil’s National Interconnected System (SIN) reached only 71% of the long-term average natural flow (MLT), SIN reservoirs closed April with 35% of their capacity. Recovery of the reservoirs came with an ENA of 113% of MLT during the dry period, combined with load shedding of 1.7% in Brazil in 2015. Now, in early 2016, the Electricity Sector Monitoring Committee (CMSE) calculated the risk of rationing at 0%, which means one less thing that industry players have to worry about.

In the regulatory area, significant progress was made. Energy distributors started the year with the threat of cash imbalances, without being able to rely on funds from the ACR account or the Treasury, which used to subsidize tariffs in the past. However, ANEEL authorized an Extraordinary Tariff Review (RTE), implemented on March 1, 2015, which partially offset the increase in the Parcel A (non-manageable) costs of Distributors. Parcel A was under pressure especially due to the increase in CDE, a sector charge that was significantly hiked at the start of 2015. Another mechanism implemented at the start of the year was dynamic pricing in the form of Tariff Flags, which was a quicker-reaction tool that enabled an additional charge in tariffs to cover the costs of thermal generation and the exposure of distributors to PLD (hydrological risk, ESS and involuntary exposure). Despite all this, the cash gap continued and the CPFL Energia group registered accumulated CVAs of about R$ 1.9 billion at the end of 3Q15, almost equivalent to one year’s cash generation of its energy distributors. In 4Q15, this scenario of accumulation of regulatory assets started being reversed, bringing some relief to the Company's working capital, which closed 2015 with around R$ 1.7 billion in accumulated CVAs.

Though “Tariff Realism”, which allowed readjustments in energy prices, was essential to mitigate cash flow gaps at the distributors, together with the macroeconomic downturn it led to a drop in energy sales, which recorded a consolidated decrease of 4.0% in the year, with 2.0% in residential consumption, 1.0% in commercial consumption and 6.9% in industrial consumption.

The year began with uncertainties surrounding the renewal of distribution concessions, whose terms had not been defined in the Provisional Measure nr. 579/2012, which only dealt with Generation and Transmission projects. During the year, ANEEL addressed the issue by setting the parameters for economic and financial sustainability and quality, which are fundamental to ensure quality customer service. On December 8, 2015, five Distributors that went through this process signed new agreements, which extended their concessions for another 30 years: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari.

Other important development in 2015 was the conclusion of the Public Hearing No. 23/2014, which dealt with the Tariff Review methodologies of Distributors. Most of the methodologies were published in 1Q15, such as regulatory WACC and items such as Operating Costs, Other Revenue, Losses, General Procedures and Others. In December, the methodologies for the treatment of Regulatory Remuneration Base were published, thus concluding the process. The first group company to go through the 4th Tariff Review cycle was CPFL Piratininga, whose tariff event occurred on October 23, 2015. The progress achieved with the new conditions enabled CPFL Piratininga to increase by 5.31% its Parcel B (Parcel that remunerates Investment and covers operating costs and Investment costs). The average tariff increase of CPFL Piratininga was 21.11%.

Finally, the renegotiation of hydrological risk (GSF) of hydroelectric generators was another positive development for the sector, achieved during 2015 after four rounds of Public Hearing. Apart from the impact of adverse hydrological conditions, hydroelectric generation started decreasing also due to unforeseen factors beyond the control of hydroelectric power plants, such as thermal dispatch outside the merit order and growth in the reserve energy capacity, basically composed of wind power, a non-dispatchable source. These conditions have been negatively affecting the balance sheets of generators since the end of 2013. Plants were then offered the possibility of paying a premium to renegotiate this risk. CPFL Energia chose to renegotiate its eligible agreements in the Regulated Contracting Environment (ACR), under SP100 modality, protecting 100% of GSF until the end of the agreements. Renegotiation of hydrological risk returns to hydroelectric power generators, predictability and stability of cash flows.

b) capital structure:

Capital Structure	2017	2016	2015
Own Capital	41%	41%	42%
Third party capital	59%	59%	58%

As of December 31, 2017, a capital structure of the Company was represented by 41% of own capital and 59% of third party capital. There is no significant variation in the last 3 fiscal years in this structure.

c) ability to pay in relation to financial commitments

Liquidity and Capital Resources

•         2017

On December 31, 2017, our working capital reflected an excess of current labilities over current assets of R$1,797 million, a decrease of R$4,158 million compared to an excess of current assets over current liabilities of R$2,361 million at December 31, 2016.  The main causes of this decrease in working capital were:

This decrease was mainly due to the decrease of cash and cash equivalents of R$ 2,915 million (with the reasons described in item 10.1.h have below), with an increase in loan installments and short-term financing and debentures of R$ 1,870 million.

Other transactions that contributed to the decrease of working capital:

• Increase in Trade Payables balance of R$ 569 million, basically due to the electricity purchased (R$ 380 million), electricity network usage charge (R$ 130 million), free market (R$ 13 million), materials and services (R$ 105 million), offset by the decrease in charges for use of distribution and transmission system (R$ 60 million);

• Increase of regulatory charges balance of R$ 216 million; and

• Increase in other accounts payable of R$ 164 million, net.

Partially offset by:

• Increase of accounts receivable from consumers, concessionaires and licensee of R$ 535 million;

• Increase in derivatives assets of R$ 281 million;

• Increase of R$ 768 million in Sector Financial Assets (net of decrease in Sector Financial Liabilities);

The following table presents a summary of pending contractual obligations and commitments as of December 31, 2017 (including other long-term contractual obligations):

	Payments due by period
	Total	Less than 1 year	1‑3 years	4‑5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2017:
Suppliers	3,677	3,549	-	-	128
Debt obligations(1)	13,362	4,187	5,267	1,486	2,422
Public utilities(1)	258	20	42	47	149
Post-employment benefit (2)	1,557	131	303	313	811
Regulatory charges	582	582	-	-	-
Outros	243	181	-	-	62
Total of Balance Sheet items(1)	19,679	8,650	5,612	1,846	3,572
Leasings and rentals	226	17	29	25	155
Electricity purchase agreements(3)	112,551	13,152	22,999	21,729	54,671
Distribution and transmission systems service charges(4)	32,970	2,614	5,759	6,599	17,998
Premium of Hydrological Risk renegotiation (GSF)(5)	364	27	13	47	276
Generation projects(6)	108	97	11	-	-
Supplies	1,591	102	238	245	1,006
Total of other commitments	147,810	16,009	29,049	28,646	74,106
Total of contractual obligations	167,489	24,659	34,661	30,492	77,678

(1)           Includes interest payments, including future interest projected cash flow based on undiscounted, through index projections. These future interests are not recorded on our Balance Sheet.

(2)           Estimated future contributions to the post-employment benefit.

(3)           Amounts payable under long term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances. The table represents the amounts payable for the contracted volumes applying the year end 2017 price. See item 10.2.b of this form and note 36 of our consolidated financial statements.

(4)           Estimated expenses related to distribution and transmission system services charges, until the end of the concession periods.

(5)           Estimated expenses related to the payment of the risk premiums for the coverage of the hydrological risk.

(6)           The power plant construction projects include commitments made basically to make funds available for construction and acquisition of concession related to the subsidiaries in the Renewable Energy segment.

Our capital requirements are primarily for the following purposes:

•     We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects.

•     Repayment or refinancing of maturing debt.  At December 31, 2017 we had outstanding debt maturing during the following 12 months in the total amount of R$5,293 million;

•     Dividends on an annual basis.  We paid R$221 million in dividends in 2017. Such payment excludes dividends paid by our subsidiaries to non-controlling shareholders.

The Company and our subsidiaries have financial capacity to afford its non-current liabilities. One of the main strategies to manage noncurrent liabilities is called pre-funding, that is, Company anticipate its  cash needs in a forecast between 18 and 24 months and prioritize  its cash liquidity.

Company’s Overall Liquidity ratio was 0.661 in 2017, which represents an increase of 4.2% when compared to 2016 ratio.

•         2016

On December 31, 2016, our working capital reflected an excess of current assets over current liabilities of R$2,361 million, a decrease of R$623 million compared to R$2,984 million at December 31, 2015.

The main causes of this decrease were:

•         a decrease of R$2,062 million in Sectorial Financial Assets and Liabilities balances, from an asset position of R$1,464 million in 2015 to a liability position of R$598 million in 2016 (see note 8 to our consolidated financial statements);

•         a net decrease of R$ 469 million in derivative financial instruments;

•         a net increase of R$ 302 million in other payables/receivables.

Those decreases were partially offset by:

•         an increase of R$ 482 million in our cash and cash and equivalents, as explained in item 10.1.h below;

•         an increase of R$ 591 million in Consumers, Concessionaires and Licensees;

•         a decrease in our Trade Payables of i) R$433 million of Suppliers, due mainly to energy acquired (R$ 405 million); and ii) R$486 million in Regulatory Charges, mainly CED Account (R$217 million) and Tariff Flags (R$268 million);

•         a decrease of R$218 million in our short‑term debt balance, which includes loans and financing, debentures and related accrued interest.

Our capital requirements are primarily for the following purposes:

•     We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects.

•     Repayment or refinancing of maturing debt.  At December 31, 2016 we had outstanding debt maturing during the following 12 months in the total amount of R$3,423 million;

•     Dividends on a semiannual basis.  We paid R$205 million in dividends in 2016. Such payment exclude dividends paid by our subsidiaries to non-controlling shareholders.

Company and its subsidiaries have financial capacity to afford its current liabilities. One of the main strategies to manage noncurrent liabilities is called pre-funding, that is, Company anticipate its  cash needs in a forecast between 18 and 24 months and prioritize  its cash liquidity. The increase in gross debt has the objective to support Group’s business expansion strategy, such as financing of CPFL Renovaveis’ greenfield projects and afford acquisition of RGE Sul.

Despite the increase in our gross debt, Company’s Overall Liquidity ratio has been improved over the past three years. Such ratio was 0.687 in 2016, which represents an increase of 10.9% when compared to 2015 ratio.

  2015

On December 31, 2015, our working capital reflected an excess of current assets over current liabilities of R$2,984 million, an increase of R$1,186 million compared to R$1,798 million at December 31, 2014.

The main causes of this increase were:

•         an increase of R$1,325 million in cash and cash and equivalents as described in item 10.1.h below;

•         an increase of R$924 million in balances of consumers receivables mainly reflected an increase in the average overall tariff adjustment, which combines the RTA, Tariff Flags and RTE effects on our distribution subsidiaries, applying particularly to electricity sales to Captive Consumers;

•         an increase of R$875 million in net Sector Financial Assets (see note 8 of our consolidated financial statements);

•         an increase of R$604 million in derivative financial instruments;

Those increases were partially offset by:

•         the transfer of R$537 million from concession financial asset account to intangible assets account due to extension of the term of distribution concessions (see note 11 to our consolidated financial statements);

•         an increase of R$787 million in suppliers mainly because of sales to wholesalers (R$507 million) and system service charge of R$204 million;

•         increase of R$808 million in regulatory charges, mainly Energy Development Account (CDE);

•         increase of R$217 million in income taxes; and

•         increase of R$203 million in dividends payable.

Our capital requirements are primarily for the following purposes:

•     We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects;

•     Repayment or refinancing maturing debt. At December 31, 2015 we had outstanding debt maturing during the following 12 months in the total amount of R$3,640 million; and

•     Dividends on a semiannual basis. We did not pay dividends in 2015 (R$987 million in dividends paid in 2014). The amount paid in 2014 excludes dividends paid by our controlled subsidiaries to non-controlling shareholders.

d) sources used for financing working capital and investments in non-current assets

The main sources of resources come from operating cash generation and financing.

During 2017, subsidiaries of CPFL Energia brought in funding mainly for financing investments in our generation and distribution segment, as well as to reinforce the working capital of the companies.

It has been contracted new financing for investment with the Brazilian Economic and Social Development Bank (“BNDES”), new funding with financial institutions under foreign borrowing lines and new debenture issues.

CPFL Energia has adopted in recent years, a pre funding strategy regarding its debts. It may either retire the debt due in advance or carry cash to improve its liquidity. CPFL Energia will continue to apply it in 2018 in relation to debt due in 2019.

By applying this strategy, we aim to reduce CPFL Energia’s future cash flow exposure and its exposure to interest rate risk, as well as to maintain its liquidity level and its debt profile trough debt refinancing actions and decrease of costs.

For more information on financing sources utilized by the Company, see line (f) of this item 10.1.

Indebtedness

2017 compared to 2016

Our total indebtedness decreased R$1,875 million, or 8.5%, from December 31, 2016 to December 31, 2017, to R$20,169 million (excluding derivatives), with amortization of loan principal and debentures in the amount of R$ 5,273 million offset by the fund-raising of R$ 3,398 million of loans and debentures.

The mainly additions in the year:

•         Issuances of debentures in the total amount of R$ 1,606 million of which, R$700 million by CPFL Paulista; R$380 million by RGE; R$306 million by CPFL Piratininga and R$220 million by RGE Sul.

•         Issuances of debentures by CPFL Renováveis in the amount of R$350 million in order to generation projects investments;

•         Issuances of debentures by CERAN in the amount of R$530 million in order to transfer funds to shareholders;

  New borrowings from BNDES through the Fund for the Financing and Acquisition of Machinery and Equipment,  FINAME, in the total amount of R$ 167 million primarily to fulfill the investment plan for our renewable generation subsidiaries (R$ 150 million), as well as to fulfill required investments for our other services subsidiaries (R$11 million);
  New borrowings for reinforce our working capital in the amount of R$180,000 million in national amount at most of our renewable generation subsidiaries (R$ 135,000 million) and CPFL Serviços (R$ 45 million).
  New borrowings for reinforce our working capital in the amount of R$ 569 million, denominated in foreign currency - U.S. dollars by our subsidiary CPFL Brasil (R$ 400 million) and our subsidiary RGE (R$ 169 million).

When we include derivatives (assets and liabilities) in indebtedness analysis, there is a decrease of R$ 1,742 million in total indebtedness instead R$19,615 million.

2016 compared to 2015

Our total indebtedness increased R$311 million, or 1.4%, from December 31, 2015 to December 31, 2016, to R$22,044 million (excluding derivatives) due mainly to:

•         Total debentures issuance of R$1,020 million, of which R$620 million was issued by CPFL Energia and R$400 million by its subsidiary CPFL Brasil, for the main purpose of acquisition of RGE Sul.

•         Debentures issuance of R$ 350 million by CPFL Renováveis and R$ 50 million by CPFL Geração in order to reinforce working capital as well as generation projects investments;

•         New borrowings from BNDES through the Fund for the Financing and Acquisition of Machinery and Equipment,  FINAME, and Financing and Entrepreneurship, FINEM, in the total amount of R$402 million primarily to fulfill the investment plan for our distribution subsidiaries (R$56 million) and our renewable generation subsidiaries (R$332 million), as well as to fulfill required investments for our other services subsidiaries (R$13 million);

•         New borrowings in the amount of R$2,000 million (of which R$1,600 million is U.S. dollar denominated debt) at most of our distribution and generation subsidiaries in order to reinforce working capital and refinance maturing debt.

•         R$ 1,157 million increase of indebtedness due to acquisition of RGE Sul.

The increases listed above were partially offset by repayments of debt during the year in the aggregate amount of R$4,017 million.

In addition, when we include derivatives (assets and liabilities) in indebtedness analysis, there is an increase of approximately R$1,869 million in total indebtedness instead R$311 million. This is due mainly to the significant decrease in derivative assets balance due to the relatively stability of the local currency (real) against dollar in 2016.

e) sources of financing for working capital and investments in non-current assets to cover liquidity shortfalls

In 2018 and 2019, we expect to continue to take advantage of the financing opportunities offered by the market through issuing debentures and debt for working capital, both in the domestic and overseas markets, and those offered by the government through lines of financing provided by BNDES, in order to expand and modernize the electricity system of the distribution companies, to undertake new investments in the Generation segment.

f) indebtedness levels and characteristics of such debts, also describing:

2017

Total debt outstanding at December 31, 2017 (including accrued interest and excluding derivatives) was R$20,169 million. Approximately R$4,858 million of our total outstanding debt, or 24.1%, was denominated in foreign currency, principally U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. The amount of R$5,293 million of our total outstanding debt is due in 12 months.

2016

Total debt outstanding at December 31, 2016 (including accrued interest and excluding derivatives) was R$22,044 million. Approximately R$5,502 million of our total outstanding debt, or 25.0%, was denominated in foreign currency, principally U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. The amount of R$3,422 million of our total outstanding debt is due in 12 months.

2015

Total debt outstanding at December 31, 2015 (including accrued interest and excluding derivatives) was R$21,733 million. Approximately R$6,940 million of our total outstanding debt, or 31.9%, was denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. The amount of R$3,640 million of our total outstanding debt is due in 12 months.

i. relevant loan and financing contracts

Main Financing Contracts in 2017 (including accrued interest):

•       BNDES.  At December 31, 2017, we had R$4,549 million outstanding under a number of facilities provided through BNDES.  These loans are denominated in reais.  The most significant part of these loans relates to:  (i) loans to our indirect generation subsidiaries, CPFL Renováveis (R$3,543 million); (ii) financing of investment programs for our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$ 944 million); and (iii) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Eficiência Energética and CPFL Transmissão Piracicaba (R$62 million).

•       Debentures.  At December 31, 2017, we had indebtedness of R$9,177 million outstanding under several series of debentures issued by CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Santa Cruz, CPFL Brasil, CPFL Geração, CPFL Renováveis and CERAN. The terms of these debentures are summarized in note 17 to our audited annual consolidated financial statements.

•       Working capital.  At December 31, 2017, we had R$859 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our subsidiaries CPFL Santa Cruz, CPFL Geração and CPFL Serviços.

•       Other real‑denominated debt.  As of December 31, 2017, we had R$757 million outstanding under a number of other real‑denominated facilities.  These real-denominated facilities relate to our renewable energy subsidiaries (R$682 million) and our distribution subsidiaries (R$25 million).  They are indexed based on the CDI or TJLP and bear interest at different rates.

•       Other foreign currency‑denominated debt.  At December 31, 2017, we had the equivalent of R$4,858 million outstanding under other loans denominated in foreign currency, principally U.S. dollars.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

For further details on our borrowings, debentures and derivatives, see notes 16, 17 and 33 to our consolidated financial statements.

Main Financing Contracts in 2016 (including accrued interest):

•       BNDES.  At December 31, 2016, we had R$5,471 million outstanding under a number of facilities provided through BNDES.  These loans are denominated in reais.  The most significant part of these loans relates to:  (i) loans to our indirect generation subsidiaries, CPFL Renováveis and CERAN (R$3,987 million); (ii) financing of investment programs for our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,387 million); and (iii) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Esco, CPFL Telecom and CPFL Transmissão (R$97 million).

•       Debentures.  At December 31, 2016, we had indebtedness of R$9,000 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis.  The terms of these debentures are summarized in note 18 to our audited annual consolidated financial statements.

•       Working capital.  At December 31, 2016, we had R$1,354 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution, generation and services subsidiaries.

•       Other real‑denominated debt.  As of December 31, 2016, we had R$755 million outstanding under a number of other real‑denominated facilities.  These real-denominated facilities relate to our renewable energy subsidiaries (R$653 million) and our distribution subsidiaries (R$102 million).  They are indexed based on the CDI or TJLP and bear interest at different rates.

•       Other foreign currency‑denominated debt.  At December 31, 2016, we had the equivalent of R$5,502 million outstanding under other loans denominated in foreign currency, principally U.S. dollars (US$1,688 million).  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

For further details on our borrowings, debentures and derivatives, see notes 16, 17 and 33 to our consolidated financial statements.

Main Financing Contracts in 2015 (including accrued interest):

•       BNDES. On December 31, 2015, we had R$5,265 million outstanding under a number of facilities provided through BNDES. These loans are denominated in reais and relate to: (i) loans to our indirect generation subsidiaries, CPFL Renováveis and CERAN (R$3,577); (ii) financing of investment programs for our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,596 million); and (iii) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Esco, CPFL Telecom and CPFL Transmissão (R$92 million).

•       Debentures. On December 31, 2015, we had indebtedness of R$7,070 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms of these debentures are summarized in note 18 to our consolidated financial statements.

•       Working capital. On December 31, 2015, we had R$1,622 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution, generation and services subsidiaries.

•       Other real‑denominated debt. On of December 31, 2015, we had R$857 million outstanding under a number of other real‑denominated facilities. The most significant part of these real-denominated facilities relates to our renewable energy subsidiaries (R$699 million) and our distribution subsidiaries (R$158 million). They are indexed based on the CDI or TJLP and bear interest at different rates.

•       Other U.S. dollar‑denominated debt. At December 31, 2015, we had the equivalent of R$6,940 million outstanding under other loans denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

ii. other long-term relationships with financial institutions

On the date of this document, the Group had no other long-term relationships with financial institutions, aside from those described in item (i) above.

iii. level of subordination among debt

There is no subordination of the Company’s debt, observing, however, that certain debts were contracted with real guarantees and, therefore, have preference over other debt if the Company were to reach bankruptcy within the limit of the real guarantee.

iv. restrictions imposed by the issuer, particularly, regarding indebtedness limits and the hiring of new debt, the distribution of dividends, sale of assets, issue of new securities and the sale of shareholding control, as well as if the issue has been in compliance with such restrictions.

Restrictive Covenants

(i) BNDES:

Borrowings from the BNDES restrict the subsidiaries CPFL Paulista, CPFL Piratininga, RGE and CPFL Telecom to: i) only paying dividends and interest on capital totaling more than the minimum mandatory dividend required by law after fulfillment of all contractual obligations; (ii) fully complying with the restrictive obligations set out in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters calculated annually, as follows:

CPFL Paulista, CPFL Piratininga and RGE

Maintenance, by these subsidiaries, of the following ratios:

•         Net Debt to EBITDA ratio – maximum of 3.5;

•         Net Debt divided by the sum of Net Debt and Equity – maximum of 0.90.

For debts to BNDES related to FINEM of these subsidiaries, in 2017 their agreements were amended with the inclusion of new financial covenants, in addition to those previously mentioned, which must be calculated annually in the consolidated financial statements of their parent companies:

(i)   Maintenance, by CPFL Energia, of the following ratios:

•       Net Debt to EBITDA ratio – maximum of 3.75;

•       Equity / (Equity + Net Bank Debts) ratio greater than 0.28.

 (ii) Maintenance, by State Grid Brazil Power (SGBP), of the following ratios:

•       Equity to Total Assets ratio greater than 0.30 (disregarding the effects of IFRIC 12 / OCPC 01 (R1).

CPFL Renováveis (calculated in indirect subsidiary CPFL Renováveis and its subsidiaries, except when mentioned in each specific item:

FINEM I

•         Maintenance of debt service coverage ratio “DSCR” (cash balance for the prior year + cash generation for the current year) / Debt service for the current year at 1.2 times.

•         Maintenance of Company Capitalization Ratio greater than or equal to 25%.

As at December 31, 2016, the Company was not compliant with the DSCR for the second half of 2016 and the total amount of the debts of R$ 87,375 was classified in current liabilities, without declaration of early maturity of the debts. After December 31, 2016, the Companies obtained from BNDES a waiver for not calculating the DSCR for the second half of 2016, due this the amount was transfer to noncurrent liabilities in January 2017. Non-compliance with such covenant also did not result in early maturity of the other debts that have specific cross default conditions.

In December 2017, the subsidiary obtained from BNDES the non-declaration of early maturity of the debt for non-compliance with the DSCR in the consolidated financial statements of PCH Holding.

FINEM II and FINEM XVIII

•         Restriction on the payment of dividend if a DSCR greater than or equal to 1.0 and a General Indebtedness Ratio less than or equal to 0.8 are not achieved.

FINEM III

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

FINEM V

•         Maintenance of Debt Service Coverage Ratio at 1.2 times.

•         Maintenance of Company Capitalization Ratio equal to or greater than 30%.

FINEM VI

•         Maintenance of DSCR equal to or greater than 1.2 times.

•         Maintenance of Company Capitalization Ratio equal to or greater than 25%.

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

FINEM VII, FINEM X and FINEM XXIII

•         Annual maintenance of Debt Service Coverage Ratio at 1.2 times.

•         Payment of dividend limited to Total Liabilities to Ex-Dividend Equity ratio less than 2.33.

FINEM IX, FINEM XIII and FINEM XXV

•         Maintenance of DSCR greater than or equal to 1.3.

•         Maintenance of Equity/(Equity + Net Bank Debts) greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity/Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

FINEM XXVI

•         Maintenance of DSCR greater than or equal to 1.3 in subsidiaries beneficiaries of the agreement.

•         Annual maintenance of DSCR greater than or equal to 1.3 calculated in the consolidated financial statements of subsidiary Turbina 16.

•         If the DSCR is calculated at an amount equal to or greater than 1.3, the beneficiaries will be waived from the obligation to maintain the DSCR of the beneficiaries.

•         Maintenance of Equity/(Equity + Net Bank Debts) greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

In December 2017, the subsidiary obtained from BNDES the non-declaration of early maturity of the debt in the event of non-compliance with the DSCR in the consolidated financial statements of Turbina 16.

FINEM XI, FINEM XXIV, FINEM XV and FINEM XVI

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

FINEM XII

•         Annual maintenance of DSCR in indirect subsidiaries Campo dos Ventos II Energias Renováveis S.A., SPE Macacos Energia S.A., SPE Costa Branca Energia S.A., SPE Juremas Energia S.A. and SPE Pedra Preta Energia S.A. greater than or equal to 1.3, after the beginning of amortization;

•         Annual maintenance of consolidated DSCR greater than or equal to 1.3 calculated in the consolidated financial statements of Eólica Holding S.A., after the beginning of amortization;

•         Maintenance of Equity/(Equity + Net Bank Debts) greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

FINEM XVII

•         Annual maintenance of DSCR equal to or greater than 1.2.

•         Annual maintenance of consolidated DSCR greater than or equal to 1.3 calculated in the consolidated financial statements of Desa Eóticas;

•         If the DSCR is calculated at an amount equal to or greater than 1.3, the beneficiaries will be waived from the obligation to maintain the DSCR.

FINEM XIX and FINEM XX

•         Maintenance of DSCR greater than or equal to 1.2.

•         Maintenance of Net Debt to EBITDA ratio less than or equal to 4.6 in 2016 and 3.75 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity / (Equity + Net Debts) ratio greater than or equal to 0.41 from 2014 to 2016 and 0.45 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

In December 2016, the subsidiary obtained a waiver from BNDES for non-compliance with the Net Debt to EBITDA ratio without declaration of early maturity of the debt for the year ended December 31, 2016.

In December 2017, the subsidiary obtained from BNDES the non-declaration of the early maturity in the event of non-compliance with the DSCR in the consolidated financial statements of Bio Alvorada and authorization for non-compliance with the Net Debt to EBITDA ratio and Equity/(Equity + Net Debt) ratio.

FINEM XXI e FINEM XXII

•         Maintenance of DSCR greater than or equal to 1.2.

•         Maintenance of Net Debt to EBITDA ratio less than or equal to 4.6 in 2016 and 3.75 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity / (Equity + Net Debts) ratio greater than or equal to 0.41 from 2013 to 2016 and 0.45 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

In December 2016 and 2017, the Company obtained a waiver from BNDES for non-compliance with the Net Debt to EBITDA ratio without declaration of early maturity of the debt for the years ended December 31, 2016 and 2017.

FINEM XXVII

•         Maintenance of DSCR greater than or equal to 1.2.

•         Maintenance of the Capitalization Ratio (ICP), defined as Equity to Total Assets ratio greater than or equal to 39.5%.

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

In December 2017, the subsidiary obtained from BNDES the non-declaration of early maturity of the debt in the event of non-compliance with the DSCR in the consolidated financial statements of Mata Velha.

FINEM XXVIII

•         Maintenance of DSCR greater than or equal to 1.2.

•         Maintenance of Net Debt to EBITDA ratio less than or equal to 4.6 in 2016 and 3.75 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity / (Equity + Net Debts) ratio greater than or equal to 0.41 from 2013 to 2016 and 0.45 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

In December 2017, the subsidiary obtained from BNDES the non-declaration of the early maturity of the debt in the event of non-compliance with the DSCR in the consolidated financial statements of Bio Coopcana and Bio Alvorada and authorization for non-compliance with the Net Debt  to EBITDA ratio and Equity/(Equity + Net Debt) ratio.

Bradesco

•         Maintenance of Net Debt to EBITDA ratio less than 3.50 calculated semiannually based on the semiannual financial statements, consolidating the results of T-15 Energia S.A. with those of the SPEs, in the case of PCH Participações S.A. there is consolidation proportional to T-15’s interest in PCH Participações.

NIB

•         Semiannual maintenance of DSCR at 1.3;

•         Maintenance of Indebtedness Ratio equal to or less than 70%;

•         Maintenance of Financing Term Coverage Ratio greater than or equal to 1.7.

 (ii) Foreign currency borrowings - Bank of America Merrill Lynch, J.P Morgan, Citibank, Scotiabank, Banco de Tokyo-Mitsubishi, Santander, Sumitomo, Mizuho, HSBC, BNP Paribas and syndicated transaction (Law 4,131)

The foreign currency borrowings obtained under Law 4,131 are subject to certain covenants, including clauses that require the Company to maintain certain financial ratios within pre-established parameters, calculated semiannually.

The ratios required are as follows: (i) Net Indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Finance Income (Costs) – minimum of 2.25.

The definition of EBITDA for the Company, for covenant calculation purposes, takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the direct or indirect interest held by the Company in those companies (for both EBITDA and assets and liabilities).

Various borrowings of the direct and indirect subsidiaries were subject to early maturity in the event of changes in the Company’s shareholding structure, except if at least one of the following shareholders, Camargo Corrêa and Previ, remained directly or indirectly in the Company’s control block. In view of the change of the Company’s shareholding control in January 2017, the Company negotiated previously with the Group’s creditors that they would not declare the early maturity of such borrowings, which started including State Grid International Development Limited or any entity directly or indirectly controlled by State Grid Corporation of China as exception for not declaring the early maturity of the debt.

Furthermore, failure to comply with the obligations or restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement.

The Group’s management monitors these ratios on a systematic and continuous basis to ensure that the conditions are complied with. In the opinion of the Group’s management, all covenants and financial and non-financial clauses are properly complied, except as mentioned previously in relation to the indirectly-controlled entity CPFL Renováveis, at December 31, 2017.

The Group’s management monitors these ratios on a systematic and continuous basis to ensure that the conditions are complied with. In the opinion of the Group’s management, all covenants and financial and non-financial clauses are properly complied, except as mentioned previously in relation to the indirectly-controlled entity CPFL Renováveis, at December 31, 2017.

Debentures

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last  measurement period.

CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Geração, CPFL Brasil and Companhia Jaguari de Energia (“CPFL Santa Cruz”)

Maintenance, by the Company, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by finance income (costs) - minimum of 2.25;

The definition of EBITDA for the Company, for covenant calculation purposes, takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the direct or indirect interest held by the Company in those companies (for both EBITDA and assets and liabilities).

CPFL Renováveis

The issues of debentures for the year ended December 31, 2017 include clauses that require subsidiary CPFL Renováveis to maintain the following financial ratios:

1st issue - CPFL Renováveis:

•         Operating DSCR greater than or equal to 1.00;

•         DSCR greater than or equal to 1.05;

•         Net Debt to EBITDA ratio less than or equal to 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019, and 3.75 from 2020 on;

•         EBITDA to Net Finance Cost ratio greater than or equal to 1.75

As at December 31, 2017, the subsidiary obtained approval from debenture holders for not comply with the following ratios:

(i)  Operating DSCR relating to the June 2017 calculation, through the General Meeting of Debenture Holders held on June 28, 2017;

(ii) Operating DSCR relating to the December 2017 calculation, through the General Meeting of Debenture Holders held on June 28, 2017;

2nd and 3rd issues - CPFL Renováveis

•         Net Debt to EBITDA ratio less than or equal to 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019, and 3.75 from 2020 on;

4thissue - CPFL Renováveis

•         Maintenance of Net Debt to EBITDA ratio less than or equal to 5.4 for 2016, 4.6 for 2017 and 4.0 from 2018 on.

7thiissue - CPFL Renováveis

•         Maintenance of Net Debt to EBITDA ratio verified at the end of each half of the year less than or equal to 3.75, calculated by the Company;

•         Maintenance of EBITDA to /Net Finance Cost ratio verified at the end of each half of the year greater than or equal to 2.25, calculated by the Company;

1st issue – indirect subsidiary PCH Holding 2

•         DSCR of subsidiary Santa Luzia greater than or equal to 1.2 from September 2014;

•         Net Debt to EBITDA ratio less than or equal to 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019, and 3.75 from 2020 on;

2nd issue – Dobrevê Energia S/A (DESA)

•         Net Debt to Dividend Received ratio less than or equal to 4.0 in 2016, 3.5 in 2017, and 3.5 in 2018;

CERAN

•         Net Debt to EBITDA ratio less than or equal to 3.0, calculated semiannually.

Various borrowings of the direct and indirect subsidiaries and joint ventures were subject to early maturity in the event of changes in the Company’s shareholding structure, except if at least one of the following shareholders, Camargo Corrêa and Previ, remained directly or indirectly in the Company’s control block.

In view of the change of the Company’s shareholding control in January 2017, the Company negotiated previously with the Group’s creditors that they would not declare the early maturity of such debentures, which started including State Grid International Development Limited or any entity directly or indirectly controlled by State Grid Corporation of China as exception for not declaring the early maturity of the debt.

Failure to comply with the restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Group’s management monitors these ratios on a systematic and continuous basis to ensure that the conditions are complied with. In the opinion of the Group’s management, all covenants and clauses are properly complied at December 31, 2017.

g) limits of  the funds already contracted and ratio of the portions already used

The percentages utilized for our previously contracted financing, referring to the last three fiscal years, are presented below:

  h) significant changes in each item of the financial statements

Management has presented consolidated balance sheets and financial statements of income for the fiscal years ended December 31, 2017, 2016 e 2015 with demonstrations of all variations and comments on the most relevant.

Comments on the most relevant variations in Assets:

			Consolidated Statements of Financial Position (in million of Brazilian Reais)
ASSETS	Dec 31, 2017	AH%	AH-R$	AV%	Dec 31, 2016	AH%	AH-R$	AV%	Dec 31, 2015	AV%

Current assets
Cash and cash equivalents	3,250	-47.3%	(2,915)	7.9%	6,165	8.5%	482	14.6%	5,683	14.0%
Consumers, concessionaires and licensees	4,301	14.2%	535	10.4%	3,766	18.6%	591	8.9%	3,175	7.8%
Dividends and interest on capital	56	-23.4%	(17)	0.1%	73	-19.8%	(18)	0.2%	91	0.2%
Income tax and social contribution to be offset	89	-34.2%	(46)	0.2%	135	-36.5%	(78)	0.3%	213	0.5%
Taxes recoverable	306	17.8%	46	0.7%	260	-1.0%	(3)	0.6%	263	0.6%
Derivatives	444	172.0%	281	1.1%	163	-74.0%	(464)	0.4%	627	1.5%
Sector financial asset	211	100.0%	211	0.5%	-	-100.0%	(1,464)	0.0%	1,464	3.6%
Concession financial asset	24	121.8%	13	0.1%	11	11.1%	1	0.0%	10	0.0%
Other receivables	900	13.0%	104	2.2%	797	-17.0%	(163)	1.9%	960	2.4%
Total current assets	9,581	-15.8%	(1,789)	23.2%	11,379	-9.0%	(1,115)	27.0%	12,509	30.9%

Noncurrent assets
Consumers, concessionaires and licensees	237	16.4%	33	0.6%	203	57.6%	74	0.5%	129	0.3%
Associates, subsidiaries and parent company	9	-81.9%	(39)	0.0%	48	-43.5%	(37)	0.1%	84	0.2%
Escrow Deposits	840	52.7%	290	2.0%	550	-55.2%	(677)	1.3%	1,228	3.0%
Income tax and social contribution to be offset	61	-6.4%	(4)	0.1%	66	-19.0%	(15)	0.2%	81	0.2%
Taxes recoverable	172	29.6%	39	0.4%	133	54.4%	47	0.3%	86	0.2%
Sector financial assets	355	100%	355	0.9%	-	-100.0%	(490)	0.0%	490	1.2%
Derivatives	204	-68.2%	(437)	0.5%	641	-61.2%	(1,010)	1.5%	1,651	4.1%
Deferred tax assets	943	2.2%	20	2.3%	923	175.6%	588	2.2%	335	0.8%
Concession financial asset	6,546	22.0%	1,183	15.9%	5,363	49.1%	1,766	12.7%	3,597	8.9%
Investments at cost	117	0.0%	-	0.3%	117	0.0%	-	0.3%	117	0.3%
Other receivables	840	9.6%	74	2.0%	766	28.9%	172	1.8%	595	1.5%
Investments	1,002	-33.0%	(492)	2.4%	1,494	19.7%	246	3.5%	1,248	3.1%
Property, Plant and Equipment	9,787	0.8%	74	23.7%	9,713	5.9%	540	23.0%	9,173	22.6%
Intangible assets	10,590	-1.7%	(186)	25.7%	10,776	17.0%	1,565	25.6%	9,210	22.7%
Total noncurrent assets	31,702	3.0%	910	76.8%	30,792	9.9%	2,768	73.0%	28,024	69.1%

Total assets	41,283	-2.1%	(879)	100.0%	42,171	4.0%	1,653	100.0%	40,532	100.0%

Cash and cash equivalents:

Balance of R$ 3,250 million in 2017, corresponding to 7.9% of total assets, with correspond a decrease of 47.3% (R$2,915 million) from 2016, due to:

Cash usage of R$ 2,509 million in in investing activities due to intangible assets and Property, plant and equipment acquisition (R$ 2,570 million) mainly due to investments in distribution and renewable energy generation infrastructure;

Cash consumption of R$ 2,440 million arising from financing activities, due to: a) amortization of loans and debentures net of funding and settlement of derivative operations (R$ 1,977 million); b) dividends paid (R$ 337 million); c) decrease of capital by non-controlling shareholders in our subsidiary CERAN (R$ 123 million), offset by the cash generation of R$ 2,034 million from operating activities, mainly due to:

a)    Net income adjusted (R$ 5,507 million);

b)    Dividends received from our subsidiaries to non-controlling shareholders (R$ 730 million);

c)     An increase in our Trade Payables balance suppliers (R$ 566 million), basically due to the increase in charges and wholesaler’s electricity sales (R$ 450 million), materials and services (R$ 105 million) and free energy (R$ 13 million);

d)    An increase of R$ 216 million in our Regulatory Charges balance from tariff flag;

Off set by payments of: a) debt and debentures charges (R$ 1,846 million); b) income tax and social contribution (R$ 338 million); and c) tax, civil and labor risks paid (R$ 207 million); decreased of: d) financial assets and liabilities (R$ 1,515 million); e) escrow deposits (R$ 248 million); f) tax and social contributions (R$ 261 million); Increased in other operating assets and liabilities net (R$ 153 million).

Balance of R$ 6,165 million in 2016, corresponding to 14.6% of total assets, up 8.5% (R$482 million) from 2015, due to:

(i)            cash generation of R$4,634 million from operational activities, which is basically adjusted net income (R$5,016 million); the decreases of (i) sector financial assets and liabilities (R$2,782 million); (ii) escrow deposits (R$756 million); (iii) receivables from Eletrobrás (R$ 186 million); (iv) taxes recoverable (R$128 millions); partially offset by increase in consumers, concessionaires and licensees (R$206 million) and by decrease in operational liabilities, mainly: (i) trade payables (R$783 million); (ii) regulatory charges (R$515 million); (iii) tax, civil and labor risks paid (R$217 million); payment of: (i) debt and debentures charges (R$1,571 million) and; (ii) income tax and social contribution (R$876 million); and decrease of other receivables and other payables (R$361 million).

(ii)           cash consumption of R$ 3,815 million in investments activities, mainly due to fixed assets and intangibles assets acquisitions (R$ 2,238 million), in connection with infrastructure investments in distribution and renewable generation segments; and control acquisition of AES Sul through our integral subsidiary CPFL Jaguariúna (R$ 1,497 million, net of acquired cash).

(iii)          cash consumption of R$ 337 million from financing activities, due mainly to i) paid dividends (R$ 232 million); (ii) repayment of borrowing and debentures (R$ 242 million); and iii) payment of business combination obligations (R$21 million); partially offset by net cash generation in financial derivatives operations (R$158 million).

Balance of R$5,683 million in 2015, corresponding to 14.0% of total assets, up 30.4% (R$1,325 million) from 2014, due to:

(i)            cash generation of R$ 2,558 million from operational activities, which is basically adjusted net income (R$4,551 million), the increase in receivings from CDE/CCEE (R$181 million); the increase in trade payables (R$787 million) and regulatory charges (R$808 million); increase in taxes, duties and social contributions (R$ 137 million); which was partially offset by the decrease in accounts receivable from consumers, concessionaires and licensees (R$1,055 million), as well as sector financial assets and liabilities (R$882 million); the payment of debt and debenture charges (R$1,596 million) and tax, civil and labor lawsuits of R$ 248 million, and by the decrease in other accounts receivable or payable (R$126 million);

(ii)           cash utilization of R$1,525 million in investment activities, basically for the acquisition of intangible and fixed assets (R$1,428 million), mainly investments in the energy distribution and renewable energy generation infrastructure; and

(iii)          cash generation of R$ 292 million from financing activities, basically resulting from borrowings and debentures net of amortizations (R$ 359 million).

Consumers, concessionaires and licensees:

Consumers, concessionaires and licensees amounted to R$ 4,538 million in 2017 in current and non-current assets, which corresponds to 11.0% of total assets, was 14.3% (or R$ 569 million) higher than in 2016, due mainly to Sales energy on regulated market – CCEE (R$ 123 million) and the increase in the sale of electricity to other concessionaires and licensees (R$ 176 million), by the our subsidiary CPFL Brasil and general increase of tariffs.

Consumers, concessionaires and licensees amounted to R$3,969 million in 2016, which corresponds to 9.4% of total assets, was 20.1% higher than in 2015, due mainly to the receivables of R$767 million of RGE Sul, which was acquired and consolidated in 2016.

The balance of R$ 3,304 million in 2015, which corresponds to 8.2% of total assets, was 39.1% (R$ 929 million) higher than in 2014, basically due to the increase in average tariffs, in turn resulting from the annual tariff adjustments (RTA), the effects of the extraordinary tariff review and revenues from tariff flags at our distributors as from 2015.

Deferred tax assets and liabilities:

Net deferred tax liabilities amount to R$ 306 million in 2017, a decrease of R$ 95 million compared to a net deferred tax liabilities of R$ 401 million in 2016, due mainly to decrease in net deferred tax liabilities arising from temporary differences that are not deductible from income tax and social contribution (R$ 105 million).

Net deferred tax liabilities amount to R$ 401 million in 2016, a decrease of R$696 million compared to a net deferred tax liabilities of R$ 1,098 million in 2015, due mainly to decrease in net deferred tax liabilities arising from temporary differences that are not deductible from income tax (R$ 596 million) and social contribution (R$ 214 million); and PIS and COFINS in the amount of R$ 9 million. Such decreases were partially offset by a decrease in net deferred tax credits arising from tax benefit of merged intangible assets (R$ 35 million); decrease in tax credits from the tax loss on the income tax of R$ 59 million and negative social contribution basis of R$ 29 million.

Net tax dues of R$1,098 million in 2015, an increase of R$635 million from the net tax credits of R$463 million in 2014, due to: (i) the increase in net tax dues on account of temporary differences that are not deductible from income tax, in the amount of R$ 695 million and social contribution of R$ 251 million, mainly by the recognition of derivatives (R$ 610 million and R$ 220 million, respectively) and PIS and Cofins of R$ 21 million; (ii) decrease in tax credit resulting from the tax benefit on goodwill merged of R$ 58 million; (iii) compensated by the increase in tax credits from the tax loss on the income tax of R$ 292 million and negative social contribution bases of R$ 105 million.

Sector financial assets and liabilities:

The positive balance of financial assets and liabilities of R$ 517 million in 2017 increased by R$ 1,432 million, compared to the negative balance of R$ 915 million in financial assets and liabilities recorded in 2016, due to:

•         CVA items amounting of R$ 2,065 million, mainly due to the increase in the cost of electricity (R$ 2,354 million) and pass-through from Itaipu (R$ 495 million) and the decrease of energy service charge (“ESS”) and reserve energy charge (“EER”) (R$ 610 million);

•         Other financial components (R$ 171 million);

•         Offset by the decrease of the neutrality of industry charges of (R$ 162 million) and over-contracting (R$ 642 million).

The negative balance of net sector financial assets and liabilities amount to R$ 915 million in 2016, a decrease of R$ 2,869 million compared to a positive balance of R$ 1,954 million in 2015, mainly due to: (i) CVA items amounting R$ 1,759 million, due mainly to: a) cost of electricity purchased (R$ 752 million); b) energy service charge (“ESS”) and reserve energy charge (“EER”) (R$ 257 million); c) pass-through from Itaipu (R$ 731 million); (ii) overcontracting (R$ 11 million); partially offset by (iii) neutrality of industry charges in the amount of R$ 286 million (see note 8 of our consolidated financial statements).

The balance of net sector financial assets and liabilities of R$1,954 million in 2015 increased by R$1,043 million, compared to R$911 million in 2014, mainly due to the cost of electricity purchased from Itaipu, in the amount of R$1,420 million, which will be passed on to consumers in future tariff adjustments (see note 8 of our consolidated financial statements).

Concession Financial Assets:

The balance of R$ 6,569 million in 2017 in current and non-current assets, which represented 15.9% of total assets, increased by 22.2% when compared to 2016 (R$ 1,196 million), due mainly to: i) investments in infrastructure of electricity distribution and transmission activities (R$ 1,019 million), in order to expand, maintain, improve, modernize and reinforce the electrical system; ii) adjustment of cash flow expectation of distribution segment (R$ 212 million); iii) of the update - asset measured at amortized cost in the cases of transmission subsidiaries (R$ 28 million); offset by write-off of items from distributors' infrastructure (R$ 35 million); v) Receives of items from regulatory basis assets transmission (or “RAB”) of (R$ 16 million), and vi) by the adjustment of the business combination finalization for the acquisition of RGE Sul (R$ 12 million).

Concession Financial Assets amounted to R$ 5,374 million in 2016, equivalent to 12.7% of total assets, an increase of 49.0% (R$ 1,767 million), due mainly to: i) infrastructure investments in distribution and transmission activities (R$ 706 million) in order to expand, maintain, improve, modernize and reinforce the electrical system; (ii) adjustment of cash flow expectation (R$203 million); (iii) restatement of concession financial assets, which is measured at amortized cost for transmission activities (R$ 16 million); iv) acquisition of RGE Sul (R$ 876 million), offset by: v) write-off of items from regulatory basis assets (or “RAB”) in the amount of R$ 25 million, as well as for payments received by our transmission subsidiaries (R$ 10 million).

The balance of R$3,607 million in 2015, equivalent to 8.9% of total assets, represent increases of R$232 million (6.9%) as a result of infrastructure investments for distribution services by distribution subsidiaries to expand, maintain, improve, modernize and reinforce the electrical system (R$368 million), as well as adjusted cash flow expectation (R$415 million), partially offset by the transfers for intangible assets (R$537 million), related to the extension of the concession agreements of distribution subsidiaries.

Property, Plant and Equipment:

Property, plant and equipment amounted to R$ 9,787 million in 2017, which corresponds to 23.7% total assets, an increase of 0.8% (R$ 74 million) compared to R$ 9,713 million in 2016, due mainly to CPFL Renováveis project investments of R$ 757 million, offset by the effect of the depreciation of assets of R$ 598 million.

Property, plant and equipment amounted to R$ 9,713 million in 2016, which corresponds to 23.0% total assets, an increase of 5.9% (R$ 540 million) compared to R$ 9,173 million in 2015, due mainly to: (i)  investments of R$ 1,085 million, substantially in construction projects from CPFL Renováveis; (ii) acquisition of RGE Sul (R$ 30 million), offset by: (iii) depreciation for the year amounting to R$ 525 million; (iv) write-offs of R$30 million; (v) R$15 million related to reclassification and transferring to other group of assets; and (vi) impairment losses amounting R$ 5 million (for further information, see note 14 of our consolidated financial statements).

The balance of R$ 9,173 million in 2015, which corresponds to 22.6% total assets, was a slight increase of 0.3% (R$ 24 million) from 2014, mainly due to investments of R$ 584 million, mainly in construction projects at CPFL Renováveis, which was offset by the depreciation in the year of R$ 504 million and write-offs of R$28 million, as well as the recognition of impairment losses of R$ 33 million (for more details, see note 14.1 of the consolidated financial statements).

Intangible Assets:

The balance of R$ 10,590 million in 2017, representing 25.7% of total assets, showed a slight decrease of 1.7% (R$ 186 million), compared to 2016, due to the amortization of the year (R$ 936 million) and transferring from Intangible Assets to Concession Financial Assets in the amount of R$ 972 million due to additions in the period partially offset by the investments for expansion, maintenance, improvement, modernization and reinforcement of the electric system in the amount of R$ 1,908 million .

Intangible Assets amounted to R$ 10,776 million in 2016 (25.6% of total assets), compared to R$ 9,210 million in 2015, an increase of 17.0% (R$ 1,565 million), due mainly to: (i) infrastructure investments in distribution and transmission activities in order to expand, maintain, improve, modernize and reinforce the electrical system (R$ 1,224 million); (ii) acquisition of RGE Sul (R$ 1,870 million); partially offset by (iii) amortization of the year (R$ 768 million); (iv) transferring from Intangible Assets to Concession Financial Assets in the amount of R$ 655 million due to acquisitions occurred in the period; (v) due to write-off and transferring to other group of assets amounting to R$ 63 million and (vi) impairment losses recognition amounting to R$ 43 million.

The balance of R$9,210 million in 2015, which corresponds to 22.7% of total assets, increased by 3.1% (R$ 280 million) from 2014, chiefly due to: (ii) the investments in expansion, maintenance, improvement, modernization and reinforcement of the electrical system, in the amount of R$889 million; (ii) the creation of intangible assets as a result of renewals of electricity distribution concessions, with the transfer of accounts receivable from the financial assets of the concession in the amount of R$ 537 million; compensated by (iii) the amortization in the year of R$ 777 million; (iv) the transfer to financial concession assets in the amount of R$ 330 million due to acquisitions in the year; (v) the write-off and transfers to other assets in the amount of R$ 35 million; and (vi) the recognition of losses for impairment, in the amount of R$6 million.

Comments on the most relevant variations in Liabilities:

		Consolidated Statements of Financial Position (in million of Brazilian Reais)
LIABILITIES AND EQUITY	Dec 31, 2017	AH%	AH-R$	AV%	Dec 31, 2016	AH%	AH-R$	AV%	Dec 31, 2015	AV%

Current Liabilities
Trade payables	3,297	20.8%	569	8.0%	2,728	-13.7%	(433)	6.5%	3,161	7.8%
Borrowings	3,590	91.4%	1,714	8.7%	1,876	-36.4%	(1,074)	4.4%	2,950	7.3%
Debentures	1,703	10.1%	156	4.1%	1,547	124.1%	857	3.7%	690	1.7%
Private pension plan	61	83.1%	28	0.1%	33	4040.2%	32	0.1%	1	0.0%
Regulatory charges	582	58.9%	216	1.4%	366	-57.0%	(486)	0.9%	852	2.1%
Income and social contribuition taxes	81	42.3%	24	0.2%	57	33.1%	14	0.1%	43	0.1%
Taxes, fees and contributions	629	0.7%	5	1.5%	624	2.3%	14	1.5%	610	1.5%
Dividends and interest on capital payable	298	27.9%	65	0.7%	233	5.0%	11	0.6%	222	0.5%
Estimated payroll	116	-11.9%	(16)	0.3%	132	64.8%	52	0.3%	80	0.2%
Derivatives	10	68.9%	4	0.0%	6	517.5%	5	0.0%	1	0.0%
Sector financial liability	40	-93.3%	(557)	0.1%	598	100.0%	598	1.4%	-	0.0%
Use of public asset	11	1.0%	0	0.0%	11	14.8%	1	0.0%	9	0.0%
Other payables	961	19.0%	154	2.3%	808	-10.8%	(97)	1.9%	905	2.2%
Total current liabilities	11,379	26.2%	2,360	27.6%	9,018	-5.3%	(506)	21.4%	9,525	23.5%

Noncurrent Liabilities
Trade payables	128	-	(1)	0.3%	130	20418.6%	129	0.3%	1	0.0%
Borrowings	7,402	-33.7%	(3,766)	17.9%	11,168	-4.6%	(544)	26.5%	11,713	28.9%
Debentures	7,473	0.3%	21	18.1%	7,453	16.8%	1,073	17.7%	6,380	15.7%
Private pension plan	880	-13.6%	(139)	2.1%	1,019	114.9%	545	2.4%	474	1.2%
Taxes and social obligations	19	-29.7%	(8)	0.0%	27	100.0%	27	0.1%	-	0.0%
Deferred tax liabilities	1,250	-5.6%	(75)	3.0%	1,324	-7.6%	(108)	3.1%	1,433	3.5%
Provision for tax, civil and labor risks	961	15.3%	128	2.3%	833	46.3%	264	2.0%	570	1.4%
Derivatives	85	-24.6%	(28)	0.2%	112	237.9%	79	0.3%	33	0.1%
Sector financial liability	8	-97.4%	(309)	0.0%	317	100.0%	317	0.8%	-	0.0%
Use of public asset	84	-3.3%	(3)	0.2%	87	4.2%	3	0.2%	83	0.2%
Other payables	427	38.0%	118	1.0%	309	61.8%	118	0.7%	191	0.5%
Total noncurrent liabilities	18,718	-17.8%	(4,062)	45.3%	22,780	9.1%	1,902	54.0%	20,877	51.5%

Equity
Issued capital	5,741	0.0%	-	13.9%	5,741	7.3%	393	13.6%	5,348	13.2%
Capital reserves	468	0.0%	-	1.1%	468	0.0%	(0)	1.1%	468	1.2%
Legal reserve	798	8.0%	59	1.9%	739	6.5%	45	1.8%	694	1.7%
Statutory reserve - concession financial asset	827	17.6%	124	2.0%	703	20.1%	117	1.7%	585	1.4%
Statutory reserve - working capital improvement	1,292	136.9%	747	3.1%	546	38.8%	153	1.3%	393	1.0%
Dividends	-	-100.0%	(8)	0.0%	8	100.0%	8	0.0%	-	0.0%
Accumulated comprehensive income	(165)	29.9%	70	-0.4%	(235)	-226.6%	(420)	-0.6%	185	0.5%
	8,962	12.4%	992	21.7%	7,970	3.9%	296	18.9%	7,674	18.9%

Non-controlling interests	2,225	-7.4%	(178)	5.4%	2,403	-2.2%	(53)	5.7%	2,456	6.1%
Total equity	11,186	7.8%	814	27.1%	10,373	2.4%	243	24.6%	10,130	25.0%

Total liabilities and equity	41,283	-2.1%	(888)	100.0%	42,171	4.0%	1,639	100.0%	40,532	100.0%

Trades payable:

The balance of R$ 3,425 million in 2017, current and non-current, representing 8.3% of total liabilities and shareholders' equity, increased by 19.9% (R$ 567 million) compared to 2016, mainly due to the increase in systems service charges and electricity supply by (R$ 451 million), materials and services suppliers (R$ 105 million) and trade payables from purchase of energy in the spot market (R $ 13 million).

Trade payables amounted to R$ 2,858 million in 2016 (6.8% of total liabilities and equity), a decrease of R$ 9.6% (or R$ 304 million) compared to R$ 3,162 million in 2015, due mainly to: (i) decrease of R$ 405 million related to electricity supply; (ii) decrease of R$ 144 million in systems service charges; partially offset by: (iii) an increase of R$ 214 million related to materials and services suppliers; (iv) an increase of R$ 15 million in electricity network charges and; (v) an increase of R$ 16 million in trade payables from purchase of energy in the spot market. Those changes are explained due mainly to energy purchase bills renegotiation with joint-ventures, which maturity date was extended from 2015 to 2016, as well as consolidation of RGE Sul as from 2016.

The balance of R$ 3,162 million in 2015, corresponding to 7.8% of total liabilities and shareholders’ equity, increased by 33.2% (R$ 787 million) from 2014, basically due to: (i) the increase in electricity supply by R$ 507 million, of which R$476 million was related to energy purchased from Itaipu, and adjustments for inflation to free energy of R$ 14 million; (ii) the increase in systems service charges by R$ 204 million; (iii) the increase in suppliers of materials and services in the amount of R$ 81 million, which was partially offset; and (iv) by the decrease in electricity network charges of R$ 19 million.

Borrowings and debentures:

Borrowing and debentures (which comprises related accrued interest) amounted R$ 20,169 million in 2017, which correspond to 48.9% of total liabilities and equity, a decrease of 8.51% (R$ 1,875 million) compared to R$ 22,044 million in 2016. Such increase was due mainly to amortization of borrowing and debentures principal amounting R$ 5,273 million and payment of interests amounting R$ 1,846 million; offset by iii) fund raising amounting R$ 3,398 million and the charges, net of payments, and inflation adjustments of R$ 1,936 million.

Borrowing and debentures (which comprises related accrued interest) amounted R$ 22,044 million in 2016, which correspond to 52.3% of total liabilities and equity, an increase of 1.4% (R$ 311 million) compared to R$ 21,733 million in 2015. Such increase was due mainly to: i) fund raising amounting R$ 3,774 million, in connection with strategic plan for expansion of generation and distribution segments; (ii) acquisition of RGE Sul, which led to the consolidation of R$ 1,156 million of debt; partially offset by iii) repayments of borrowing and debentures principal amounting R$ 4,017 million and; iv) payment of interests amounting R$ 602 million.

The balance of R$21,733 million in 2015, of total debt including loans, debentures and respective charges, which correspond to 53.6% of total liabilities and shareholders' equity, increased by 13.5% (R$2,583 million) from 2014, basically due to fresh funding in the amount of R$4,532 million on account of the strategic plan for the expansion of generation and distribution businesses; the charges, net of payments, and inflation adjustments of R$ 494 million; partially offset by amortizations of R$ 4,038 million.

Main funding in 2017, 2016 and 2015 is disclosed in the Financial Statements.

Capital reserves:

The 2017 balance of R$468 million, equal to 1.1% of total liabilities and shareholders’ equity, was accrued due to: (i) the business combination of DESA by the subsidiary CPFL Renováveis in 2014, of R$180 million; (ii) the public offering of CPFL Renováveis, in 2013, of R$60 million; and (iii) the business combination of CPFL Renováveis in 2011, of R$228 million.

Legal Reserve:

This variation refers to the accrual of the Legal Reserve, equal to 5% of Net Income in each of fiscal years.

Statutory reserve – financial asset of concession:

Refers to the effect of recording, by distribution subsidiaries, of the adjustment in the expected cash flow from the financial asset of the concession in the annual result and, being a result whose financial realization will happen only at the time of indemnification (at the end of the concession), these amounts are withheld based on article 194 of Law 6,404/76, until the financial realization of these amounts. Such reserve amounted R$827 million as of December 31, 2017.

Statutory reserve – working capital improvement:

In 2017, considering the current macro scenario with an incipient economic recovery, and also considering the uncertainties regarding hydrology, the Company's Management is proposed the allocation of R$ 747 million to the statutory reserve - working capital reinforcement. The balance of the statutory reserve - working capital reinforcement on December 31, 2017 is R$ 1,292 million.

Comments on the most relevant variations in the Statement of Income:

Net operating revenue:

Net operating revenue is the sum of revenue from electric energy operations, other operating revenue and deductions from operating revenue (taxes and sector contributions). Below is a comparative table of revenue from 2017, 2016 and 2015:

Main variations in Net Operating Revenue between 2017 and 2016:

Gross Operating Revenue:

Compared to the year ended December 31, 2016, gross operating revenue increased 30.1% (R$9,269 million) in the year ended December 31, 2017, to R$40,053 million. Excluding the effects of the RGE Sul consolidation, acquired in October 2016, operating income to R$ 34,596 million, an increase of R$ 15.7% (R$ 4,685 million) when compared to 2016. The consolidated balance sheet includes the 12-month RGE Sul result in 2017 versus 2 months in 2016.

The main factors of this variation were:

Increase of 7.5% (R$ 1,788 million) in the electric energy billed, due to: (i) an increase of 14.6% (or R$ 3,285 million) in the total volume of energy sold to Final Consumers, mainly impacted by the acquisition of RGE Sul on October 31, 2016 (R$ 3,232 million), partially offset by (ii) overall average energy prices decreased by 6.2% (or R$ 1,497 million), mainly due to the negative tariff adjustment of 10.50% for CPFL Paulista, the negative tariff adjustment of 6.43% for RGE SUL, the positive tariff adjustment of 5.00% for RGE and the positive tariff adjustment of 17.28% for CPFL Piratininga.  As a result, although the red tariff rate was in effect for the majority of 2017, when compared to 2016, the effects of tariff adjustments (Annual Adjustment – RTA or Periodic Revision – RTP, since there is no Annual Adjustment in the year of Periodic Revisions) exceeded the other tariff effects.

An increase of 74.2% (or R$2,594 million) in our gross operating revenues from sales to wholesalers due to: (i) an increase of 264.7% (or R$1,699 million) in sales of energy in the spot market (mainly driven by higher average prices of 2.75% and effects of the RGE SUL acquisition); (ii) an increase of 36.7% (or R$869 million) in other concessionaries and licensees driven by the 1.1% increase in the average price practiced presented a small decrease of 0.3% in the amount of energy sold.

An increase of R$ 5,021 million in other operating revenues (excluding TUSD revenues from captive consumers) mainly due to the increase (i) of R$ 3,996 million in revenue from Sector Financial Assets and Liabilities, representing a revenue of R$ 1,901 million in 2017 compared to an expense of R$ 2,095 million in 2016. This revenue reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to pay (or receive) cash to or from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession (see note 8 to our financial statements); (ii) 53.1% (R$ 719 million) of concession infrastructure construction revenue; (iii) 12.1% (R $ 153 million) in low income subsidy and tariff discounts with CDE funds (see note 25.3 of our financial statements).

Deductions from Operating Revenue:

The Operating Income Deductions in 2017 amounted to R$ 13,309 million, an increase of 14.0% (R$ 1,637 million) compared to 2016. Excluding the effects of RGE SUL of R$ 1,719 million, as a result of its acquisition in October of 2016, the deductions from operating revenue had a small decrease of R$ 83 million.

The increase in deductions from operating revenues was mainly due to the increase (i) of R$ 736 million (27.8%) related to PIS and COFINS mainly due to the increase in our gross operating revenues (basis for calculation of these taxes); (ii) 104.3% (R$ 448 million) in tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE (see note 25.4 to our financial statements); (iii) 10.6% (R $ 521 million) with ICMS, as a result of the increase in our electric energy billed. These increases were partially offset the decrease of 5.2% (or R$ 175 million) in the Energy Development Account (CDE) as a result of the new quotas established by ANEEL for 2017 (see notes 25.5 to our financial statements).

Main variations in Net Operating Revenue between 2016 and 2015:

Gross Operating Revenue:

Compared to the year ended December 31, 2015, gross operating revenue decreased 10.3% (R$3,517 million) in the year ended December 31, 2016, to R$30,785 million.

Other contributing factors to variations were:

•       The increase of 2.4% (R$ 573 million) in billed supply due to: (i) an increase of 3.3% (R$ 773 million) volume of energy sold to Final Consumers, partially offset by (ii) a decrease of 0.9% (R$ 200 million) in the average overall tariff adjustment, as a result of the combined effect of the adoption of a green tariff flag during most of 2016, leading to a decrease of the average tariff when compared to the red tariff flag that applied in most of 2015; and positive effect of tariff adjustments for 2015 and 2016 (Annual Adjustment – RTA or Periodic Revision – RTP, since there is no Annual Adjustment in the year of Periodic Revisions).

•       A decrease of 1.2% (or 41 million) in sales of energy to wholesalers, mainly driven by a decrease of 26.7% (or R$ 233 million) in sales of energy in the sport market (driven by lower average prices despite an increase of 43.9% in our volume sold), partially offset by: (i) an increase of 6.6% (R$ 148 million) in sales of electricity to other concessionaires and licensees, which represents the net effect of an increase of 15.0% in the volume of energy sold and a decrease of 7.2% in the average price compared to 2015; (ii) an increase of 9.9% (or R$48 million) in sales of electricity to Furnas, driven by an increase of 9.6% in the average price, with the volume remaining relatively stable.

•       Decrease of 55% (R$ 3,901 million) in other gross operating revenues (which excludes TUSD revenue from captive consumers), mainly due to: (i) a negative variation of R$4,601 million in revenue from Sector Financial Assets and Liabilities, which represented an expense of R$2,095 million in 2016 compared with revenue of R$2,507 million in 2015. This expense reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to pay (or receive) cash to (from) consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession (see notes 3.14 and 8 of our consolidated financial statements); (ii) the decrease of R$207 million in revenue from adjustment of expected cash flow related to the Concession Financial Asset (see notes 2.8 and 3.1 to our consolidated financial statements). These decreases were partially offset by: (i) the increase of 41.4% (or R$370 million) in revenue related to the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 27.4 to our consolidated financial statements); (ii) an increase of 29.4% (or R$307 million) in revenue from construction of concession infrastructure and; (iii) an increase of 8.4% (or R$159 million) in TUSD revenue from the use of our network by Free Consumers who purchase electricity from other suppliers due to annual tariff adjustment on such contracts.

Deductions from Operating Revenues:

Deductions from Operating Revenues in 2016 came to R$ 11,672 million, a decrease of 14.8% (R$ 2,031 million) compared to 2015, due mainly to: (i) a decrease of R$1,366 million in tariff flag revenues recognized by our distribution subsidiaries, billed to final consumers (see note 27.5 to our consolidated financial statements); (ii) a decrease of R$609 million in contributions made to the CDE Account as a result of the new quotas defined by ANEEL in 2016 (see note 27.6 to our audited annual consolidated financial statements) and; (iii) a decrease of R$ 323 million (10.9%) in PIS and COFINS taxes, mainly due to the decrease in our gross operating revenues (the calculation basis for these taxes).  These decreases were partially offset by an increase of 5.3% (or R$249 million) in ICMS tax, as a result of the increase in our billed supply.

Main variations in the Cost of Electric Energy in 2017 compared to 2016:

The Cost of Electric Energy in 2017 amounted to R$16,902 million, an increase of 50.9% (R$5,701 million) compared to 2016. Excluding the effects of RGE SUL, the cost of electricity in 2017 was R$ 14,667 million, an increase of 34.9% (R$ 3,792 million).The increase in electricity costs is due to:

•         Electric Energy Purchased for Resale:

Increase of 58.6% (R$ 5,768 million), mainly due to: (i) an increase of 67.1% (R$ 5,728 million) in energy purchased in the spot market, reflecting an increase of 36.7% (R$ 3,135 million) in the average purchase price and 22.2% (R$ 2,593 million) in the volume of energy purchased; (ii) an increase of 16.0% (R$ 325 million) in energy purchased from Itaipu, reflecting the 3.4% increase in the average price of electricity purchased due to an 11.4% tariff increase (which is established annually by ANEEL in US$/kW) and a decrease of 8.1% in the average real against the US dollar in 2017 compared to 2016, offset by an increase of 12.2% in the volume of energy purchased; (iii) an increase of 107.6% (or R$ 290 million) in the cost of energy purchased in the short-term market, mainly driven by a 59.6% increase in the volume of electricity purchased. These increases were partially offset by the increase in PIS and COFINS credits in the amount of R$ 575 million related to energy purchases, which represents a decrease in the cost of energy.

•         Electricity network usage charges:

A decrease of 4.9% (R $ 67 million), mainly due to the decrease (i) of 224.9% (R$ 816 million) with the System Service Charges (ESS) referring to the PLD surplus on the transferred reserve energy to consumers by reducing costs with ESS; (ii) 100.3% (R$ 107 million) with Reserve Energy Charges (ERR). These decrease were partially offset by increases (iii) of 84.8% (R$ 707 million) with Basic Network Charges; (iv) 200.3% (R$ 107 million) with transportation charges of Itaipu and (v) 44.3% (R$ 38 million) with connection charges.

Main variations in the Cost of Electric Energy in 2016 compared to 2015:

The Cost of Electric Energy in 2016 amounted to R$11,200 million, a decrease of 15.9% (R$2,112 million) compared to 2015, driven by the following variations:

•       Electric Energy Purchased for Resale:

A decrease of 16.9% (R$1,998 million), due mainly to: (i) a decrease of 29.4% (R$ 844 million) in purchases of energy from Itaipu, reflecting the decrease of 31% in the average price of energy purchased (in reais), caused by the average depreciation of 4.3% of the real against the U.S. dollar during 2016 and the decrease of 32.3% of the tariff (which is established on an annual basis by ANEEL in US$/kW), offset by a 2.3% increase in the volume of energy purchased; (ii) a decrease of 72.5% (or R$711 million) in cost of energy purchased in the spot market, driven by a decrease of 43.7% in volume purchased; (iii) a decrease of 7.1% (or R$651 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 15.5% in the volume of energy purchased, which was more than offset by decreases in average purchase prices. These decreases were partially offset by a decrease of 17.4% (R$ 209 million) in PIS and COFINS tax credits related to purchases of energy.

•       Distribution System Use Charges:

A decrease of 7.8% (R$ 114 million) due mainly to: (i) a decrease of 34.7% (R$ 193 million) in System Service Charges; (ii) a decrease of 1.5% (or R$13 million) in Basic Network Charges. These decreases were offset by (iii) an increase of 95.3% (R$ 52 million) in Reserve Energy Charges; (iv) an increase of 50.8% (R$ 29 million) in Connection Charges; and (v) a decrease of R$11 million in tax credits (PIS and COFINS) related to network usage charges (which represents an increase in electricity network usage charges).

Operating Costs and Expenses:

Main variations in Operating Costs and Expenses in 2017 compared to 2016:

Operating Costs and Expenses in 2017 amounted to R$ 6,822 million, an increase of 26.6% (R$ 1,432 million) compared to 2016. Excluding the effects of RGE SUL, operating costs and expenses in 2017 would be R$ 5,714 million, represented an increase of 10.5% (R$ 542 million).

The increase in operating costs and expenses driven by the following variations:

•         an increase of 53.2% (or R$719 million) in expenses related to the construction of concession infrastructure, arising from investments in improvement and expansion of the distribution and transmission system;

•         an increase of 25.9% (or R$283 million) in our personnel expenses, reflecting in addition to the effects of the acquisition of RGE Sul, increased costs under our collective bargaining agreements;

•         an increase of 19.9% (or R$207 million) in depreciation and amortization expenses due to the start-up of the Pedra Cheirosa plant;

•         an increase of 11.7% (or R$76 million) in expenses related to outsourced services;

•         an increase of 31.6% (or R$60 million) in inventory consumption;

•         an increase of 48.9% (or R$ 37 million) with private pension plan;

•         an increase of R$ 31 million in amortization expenses of Intangible Assets of Concession;

•         an increase of 2.5% (or R$ 18 million) with other operating expenses.

Main variations in Operating Costs and Expenses in 2016 compared to 2015:

Operating Costs and Expenses in 2016 amounted to R$ 5,389 million, an increase of 16.1% (R$ 747 million) compared to 2015, driven by the following variations: (i) an increase of R$ 307 million (29.4%) in expenses related to the construction of concession infrastructure in order to improve and expand distribution and transmission systems; (ii) an increase of R$ 155 million (16.5%) in our personnel expenses, reflecting increased costs under our collective bargaining agreements as well as a 33.6% increase in our number of employees at year-end, although this was mainly due to the acquisition of RGE Sul and only impacted expenses in November and December; (iii) an increase of R$ 92 million (16.5%) in expenses related to outsourced services; (iv) an increase of R$67 million in expenses related to disposal of assets; (v) an increase of R$ 59 million (6%) in depreciation and amortization expenses; (vi) an increase of R$ 50 million (35.7%) in expenses related to consumption of materials; and (vii) an increase of R$ 49 million (39%) in allowance for doubtful accounts. These increases were offset by:  (i) an decrease of 31% (or R$82 million) in legal, judicial and indemnity expenses; and (ii) a decrease of 15.7% (or R$48 million) in expenses from Intangible Assets of Concession amortization.

Net finance costs:

Main variations in net finance costs in 2017 compared to 2016:

Net Finance Costs amounted to R$ 1,488 million in 2017, an increase of R$ 34 million (2.3%) compared to 2016, due mainly to:

The decrease in financial income of 26.7% (or (R$ 320 million) is mainly due to following reasons: (i) 31.5% (or R$210 million) in income from financial investments, due to the decrease of the cash and cash equivalents balances; (ii) 58.7% (or R$87 million) in income from monetary and exchange adjustments; (iii) 100% (or R$33 million) in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our audited annual consolidated financial statements); and (iv) 39.4% (or R$13 million) in adjustments of tax credits; and (v) 99.2% (or R$9 million) in interest on loan agreements.

These decreases were partially offset by an increase of (i) 7.9% (or R$19 million) in interest and fine payments mainly due to the receipt of overdue electricity bills by the distribution subsidiaries; (ii) 40.5% (or R$14 million) in income from adjustments of escrow deposits; (iii) R$ 18 million with guarantees, mainly due to the write-off of the loan guarantee granted to the joint venture Foz do Chapeco; and (iv) an increase of 16.1% (or R$11 million) in PIS and COFINS on other finance income.

The decrease in financial expenses of 10.8% (or R$286 million) is mainly due to following reasons:  (i) a decrease of (i) 8.3% (or R$ 150 million) of debt charges; (ii) 14.5% (R$ 106 million) in monetary and exchange rate adjustments; (iii) 46.2% (R$ 7 million) with the amortization of the use of public asset - UBP. These decrease in financial expenses were partially offset by a decrease of R$ 18 million (25.8%) with capitalized loan interest, which represents an increase in financial expenses.

Main variations in net finance costs in 2016 compared to 2015:

Net Finance Costs amounted to R$ 1,453 million in 2016, a decrease of R$ 46 million (3.2%) compared to 2015, due mainly to:

•       An increase of 4.0% (R$ 103 million) in finance costs, due mainly to: (i) an increase of 5% (or R$86 million) in debt charges; (ii) an increase of R$24 million in financial expenses from monetary adjustments of Sector Financial Liabilities; (iii) an increase of R$17 million in financial expenses from monetary and exchange adjustments.  These increases in financial expenses were partially offset by an increase of R$ 23 million (49.4%) in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

•       An increase of 5.0% (R$ 57 million) in finance income, due mainly to: (i) an increase of 41.2% (or R$195 million) in income from financial investments; (ii) an increase of 14% (or R$30 million) in interest and fine payments; and (iii) an increase of 21.6% (or R$26 million) in income from monetary and exchange adjustments.  These increases were partially offset by (i) a decrease of 79.9% (or R$130 million) in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated financial statements); (ii) a decrease of 58.4% (or R$49 million) in income from adjustment of escrow deposits; and (iii) a decrease of R$25 million in adjustment of tax credits.

10.2. Management discussion and Analysis on:

a) operational results of the issuer, in particular:

The Company’s operational segments are separated in accordance with the internal structure of financial information and Management, segmented by type of business: distribution activities, conventional sources for generation, renewable sources for generation, commercialization and services.

The profitability of each of our segments differs.  Our Distribution segment primarily reflects sales to Captive Consumers and TUSD charges paid by Free Consumers at prices determined by the regulatory authority.  The volume sold varies according to external factors such as weather, income level and economic growth.  This segment represented 78.8% of our net operating revenue in 2017 (compared with 78.7% in 2016 and 82.4% in 2015); its contribution to our net income was larger at 48.6% of our net income for the year (46.3% of our net income in 2016 and 71.5% in 2015).

The contributions of our Distribution, Conventional Generation, Renewable Generation, Commercialization and Services segments to the net operating revenues and net income for the years ended December 31, 2017, 2016 and 2015 are presented in the following table:

	Distribution	Conventional Generation	Renewable Generation	Commercialization	Services
2017
Net operating revenue	78.8%	4.5%	7.3%	12.8%	1.8%
Net income	48.6%	52.4%	1.6%	7.3%	4.4%
2016
Net operating revenue	78.7%	5.2%	8.8%	10.9%	2.1%
Net income	46.3%	57.4%	-16.0%	12.8%	6.1%
2015
Net operating revenue	82.4%	4.8%	7.8%	8.7%	1.4%
Net income	71.5%	32.3%	-6.4%	10.1%	5.9%

Our Conventional Generation sources segment consists in substantial part of Hydroelectric Power Plants, and our Renewable Generation sources segment consists of wind farms, Biomass Thermoelectric Power Plants, Small Hydroelectric Power Plants and a solar power plant. All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing. Once these projects become operational, they generally result in a higher margin (operating income as a percentage of revenue) than the Distribution segment, but will also contribute to higher interest expenses and other financing costs. As a result, in the year ended December 31, 2017, our Renewable Generation Sources segment provided 20.0% of our operating income, but due to the significant financing costs incurred to finance these projects, the segment’s contribution to net income was 1.6%. As of December 31, 2017, 2.6% of the property, plant and equipment in our Renewable Generation Sources segment was under construction, compared to 2.4% as of December 31, 2016.

Our Commercialization segment sells electricity to Free Consumers and other concessionaries or licensees.

Our Services segment offers our consumers a wide range of electricity-related services. These services are designed to help consumers improve the efficiency, cost-electiveness and reliability of the electric equipment they use.

Our segments also purchase and sell electricity and value-added services from and to one another. In particular, our Generation (from both conventional and renewable sources), Commercialization and Services segments sell electricity and provide services to our Distribution segment. Our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another, which is reflected in the column entitled “Elimination” in the table below. However, the analysis of results by segment would be inaccurate if the same set-offs were carried through with respect to sales between segments. As a result, sales from one segment to another have not been eliminated or set-off in the discussion of results by segment below.

Corporate services and other activities not related to previous segments are grouped into “Others”. Included in the presentation of the operating segments are items directly attributable to them, as well as any necessary allocations, including intangible assets and depreciations.

i. description of any important components of the revenue;

Our operating revenue is from distribution, generation (conventional and renewable sources), commercialization and services activities related to energy, as explained below:

•         Distribution: consists, in large part, of the supply of electric energy to captive customers, as well as the receipt of a tariff for use of the distribution network;

•         Generation: consists of the sale of energy generated by conventional sources (hydroelectric plants and thermoelectric plants) and alternative and renewable sources, such as small hydroelectric plants, wind farms and thermoelectric plants run on sugarcane biomass and transmission assets (starts in 2017).;

•         Commercialization: consists of supply and sale to wholesalers of electric energy to free customers, and sale to other concessionaires and licensees;

•         Services: consist of the rendering of value-added services related to electric energy, such as self-production systems, distribution systems, transmission systems, electric maintenance, equipment recovery and energy efficiency, among other services provided.

In addition, to our four operating segments above, we consolidate a number of activities known as “Others”. The activities consolidated under Other consist of (i) CPFL Telecom and (ii) our holding company expenses other than the amortization of intangible assets related to our concessions, which is allocated to our operational segments. It is important to mentioned that in 2017, we began consolidating the activities of our two transmission assets held through CPFL Geração within the conventional generation.

ii. factors which materially affected the operational results

Operating Results - 2017 versus 2016

Net Operating Revenues

Compared to the year ended December 31, 2016, our net operating revenues increased 39.9% (or R$7,633 million) to R$26,745 million in the year ended December 31, 2017. Excluding the effects of the consolidation of RGE Sul, acquired in October 2016, net operating revenue increased to R$ 23,375 million, an increase of R$ 25.6% (R$ 4,768 million) when compared to 2016.

This increase in operating revenue was primarily due to the combined effect of: (i) a positive variation of R$3,996 million in the Sector Financial Assets and Liabilities, as discussed in the section “Other Operating Revenue” below; (ii) an increase of R$1,699 million in energy sales in the spot market, as discussed in the section “Sales by Destination” below; (iii) an increase of R$1,430 million in electricity sales to final consumers, as discussed in the section “Sales by Destination” below; and (iv) an increase of R$869 million in other concessionaries and licenses, partially offset by an increase of R$1,637 million in deductions from operating revenues, discussed in the section “Deductions from operating revenues” below.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

Sales to Final Consumers

Compared to the year ended December 31, 2016, our gross operating revenues from sales to Final Consumers (which includes TUSD revenue from captive consumers) increased 7.5% (or R$1,788 million) in the year ended December 31, 2017, to R$25,787 million.  Our gross operating revenues primarily reflect sales to Captive Consumers in concession areas from our five distribution subsidiaries, as well as TUSD revenue from the use of our network by Captive Consumers, both of which are subject to tariff adjustment as described below.  Our gross operating revenue also reflects sales to Free Consumers in commercial and industrial classes.

Distribution companies’ tariffs are adjusted every year, in percentages specific to each classes of consumer.  The month in which the annual tariff adjustment becomes effective varies, impacting both the year in which the tariff adjustment occurs as well as the following year.  The adjustments for our largest subsidiaries occur in April (CPFL Paulista), June (RGE Sul and RGE) and October (CPFL Piratininga).

In the year ended December 31, 2017, overall average energy prices decreased by 6.2%, mainly due to the negative tariff adjustment of 10.50% for CPFL Paulista, the negative tariff adjustment of 6.43% for RGE Sul, the positive tariff adjustment of 5.00% for RGE and the positive tariff adjustment of 17.28% for CPFL Piratininga.  As a result, although the red tariff rate was in effect for the majority of 2017, when compared to 2016, the effects of tariff adjustments (Annual Adjustment – RTA or Periodic Revision – RTP, since there is no Annual Adjustment in the year of Periodic Revisions) exceeded the other tariff effects. For more information, see note 25.2 to our audited annual consolidated financial statements. Overall average prices for Final Consumers in 2017 were lower for all consumer classes:

•         Residential and commercial consumers.  With respect to Captive Consumers (which represent 95.3% of the total amount sold to this class in our consolidated statements), average prices decreased 5.3% for residential consumers and 3.6% for commercial consumers, due to the annual tariff adjustment described above.  With respect to Free Consumers, the average price only for the commercial consumers decreased 25.7%.

•         Industrial consumers.  Average prices decreased 5.6%, mainly due to the tariff adjustments described above.  With respect to Free Consumers, the average price for industrial consumers decreased 31.4%.  The decrease in the average price for the industrial consumers was due to the tariff applied to the contracts governing the use of our TUSD by Free Consumers.

The total volume of energy sold to Final Consumers in the year ended December 31, 2017 increased 14.6% compared to the year ended December 31, 2016.  This increase represents the effect of an increase of 86% (or 4,427 GWh) in the volume of energy sold to Conventional Free Consumers (driven by increases of (i) 3,512 GW to industrial, (ii) 725 GW to commercial consumers and (iii) 190 GW to other consumers by our commercialization subsidiaries as a result of the migration of these consumers from captive to the free consumer category) and the inclusion of RGE Sul’s distribution operations in our consolidated results for the full year in 2017, which led to an increase of 5,563 GW (compared to RGE Sul’s 1,141 GW consolidation during the last two months of 2016).

The volume sold to residential and commercial classes, which accounts for 66.6% for our sales to Final Consumers, increased by 16.1% (or 2,649 GW) and 5.2% (or 501 GW), respectively.  These increases were due to the combined effect of:

•         Residential:  (i) the inclusion of RGE Sul’s distribution operations in our consolidated results for the full year in 2017 (compared to inclusion in only the last two months of 2016), which led to an increase of 2,230 GW sold to residential consumers, compared to 426 GW in 2016; and (ii) an increase of 2.6% of the volume sold by our distribution subsidiaries (excluding RGE Sul) to the residential classes; due to our residential consumers’ greater economic strength in 2017, driven by the GDP growth of 1.0% in 2017 compared to the GDP contraction of 3.5% in 2016.

•         Commercial:  (i) an increase of 142 GW in the volume of energy sold to Captive Consumers in the commercial category; and (ii) an increase of 617 GW in the volume sold by our commercialization subsidiaries due to the migration of consumers from captive to the free consumer class.  This increase was partly offset by a decrease of 60.9% (or 258 GW) in the volume of energy from renewable sources sold to commercial consumers who elected to become Special Free Consumers, whose contracted energy demand is between 500 kV and 3 MW, and who are allowed to purchase energy only from renewable sources.

The volume sold to industrial consumers, which represented 19.8% of our sales to Final Consumers in 2017 (compared with 22.0% in 2016), decreased by 2.2% compared to the year ended December 31, 2016.  Volumes to Captive Consumers in this category decreased 6.6%, which represents the net effect of a decrease of 463 GW related to our distribution subsidiaries and the increase in migration of industrial consumers from the captive to the free market.  Regarding Free Consumers, volumes sold increased by 5.1% (or 725 GW), reflecting the same migration of consumers, as well as improvements in Brazilian economic conditions during 2017.

Sales to wholesalers

Compared to the year ended December 31, 2016, our gross operating revenues from sales to wholesalers in the year ended December 31, 2017 increased 74.2% (or R$2,594 million) to R$6,090 million (15.2% of gross operating revenues), due mainly to (i) an increase of 264.7% (or R$1,699 million) in sales of energy in the spot market (mainly driven by higher average prices), and (ii) an increase of 36.7% (or R$869 million) in sales of electricity to other concessionaires and licensees.  These increases reflect the combined effect of an increase of 28.4% in energy volumes sold and an increase of 35.7% in the average price of sales to wholesalers compared to 2016.

Other operating revenues

Compared to the year ended December 31, 2016, our other gross operating revenues (which excludes TUSD revenue from captive consumers) increased 157.4% (or R$5,021 million) to R$8,210 million in the year ended December 31, 2017 (20.5% of our gross operating revenues), mainly due to:

(i)         a positive variation of R$3,996 million in revenue from Sector Financial Assets and Liabilities, which represented a revenue of R$1,901 million in 2017 compared with an expense of  R$2,095 million in 2016.  This revenue reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to pay (or receive) cash to or from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession. This leads to an adjustment in order to recognize the future decrease (or increase) in tariffs to take account of lower (or additional) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue. The increase in this item in 2017 was driven mainly by an increase of R$2,353 million related to electric energy cost, an increase of R$642 million related to the pass-through from Itaipu and an increase of R$610 million in contributions to the ESS and EER. For further information, see note 8 to our audited annual consolidated financial statements;

(ii)        an increase of R$719 million in revenue from construction of concession infrastructure; and

(iii)       the increase of 12.1% (or R$153 million)  in revenue related to the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 25.3 to our audited annual consolidated financial statements).

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue.  The state-level value-added tax (ICMS) is calculated based on gross operating revenue from final consumers (billed), while federal PIS and COFINS taxes are calculated based on total gross operating revenue.  The research and development and energy efficiency programs (regulatory charges) are calculated based on net operating revenue.  Other regulatory charges vary depending on the regulatory effect reflected in our tariffs.  These deductions represented 33.2% of our gross operating revenue in the year ended December 31, 2017 and 37.9% in the year ended December 31, 2016.  Compared to the year ended December 31, 2016, these deductions increased by 14.0% (or R$1,637 million) to R$13,309 million in 2017, mainly due to: (i) an increase of 27.9% (or R$736 million) in PIS and COFINS taxes, mainly due to the increase in our gross operating revenues (the calculation basis for these taxes); (ii) an increase of 10.6% (or R$521 million) in ICMS taxes; (iii) an increase of R$448 million in tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; and (iv) a decrease of R$175 million in contributions made to the CDE Account as a result of the new quotas defined by ANEEL in 2017.

Sales by segment

Distribution

Compared to the year ended December 31, 2016, net operating revenues from our Distribution segment increased 40.1% (or R$6,037 million) to R$21,077 million in the year ended December 31, 2017.  This increase primarily reflected the increase of R$7,519 million in gross operating revenue, due to the following fluctuations:

(i)         a positive variation of R$3,996 million in revenue from Sector Financial Assets and Liabilities, which represented a revenue of R$1,901 million in 2017 compared with an expense of R$2,095 million in 2016 (see “Other Operating Revenues” above);

(ii)        an increase of R$1,272 million in electricity sales to wholesalers, driven by significant increases in the energy prices we were able to obtain on the Spot Market;

(iii)       an increase of R$722 million in revenue from construction of concession infrastructure; and

(iv)       the increase of 12.1% (or R$153 million) in revenue related to the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 25.5 to our audited annual consolidated financial statements and “Other Operating Revenues” above).

The deductions from our Distribution segments operating revenues increased by 13% (or R$1,460 million) to R$12,692 million in 2017, mainly due to: (i) an increase of 38.4% (or R$1,125 million) in deductions related to PIS and COFINS taxes, driven by the increase in our gross operating revenues (the basis for calculation for these taxes); (ii) an increase of R$448 million in deductions related to tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; and partially offset by (iii) a decrease of 5.2% (or R$175 million) in contributions made to the CDE Account due to new quotas defined by ANEEL in 2017 (see note 25.5 to our audited annual consolidated financial statements). For more information, see “Deduction from operating revenues” above).

                        Generation (conventional sources)

Net operating revenues from our Generation from Conventional Sources segment in the year ended December 31, 2017 amounted to R$1,190 million, an increase of 18.7% (or R$187 million) compared to R$1,003 million in the year ended December 31, 2016, due mainly to (i) the price-driven increase of 5.9% (R$32 million) in revenue from sales from our facility Serra da Mesa to Furnas, (ii) an increase of 6.6% (R$37 million) in revenue from sales to our distribution subsidiaries; (iii) an increase of R$47 million of revenue from construction of concession infrastructure related to CPFL Morro Agudo; (iv) an increase of R$72 million in other revenues and income; and (v) an increase of 181.9% (or R$11 million) in spot market energy. This increase was partially offset by an increase of 8.8% (R$8 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis for calculation for these taxes).

Generation (renewable sources)

Net operating revenues from our Generation from Renewable Sources segment in the year ended December 31, 2017 amounted to R$1,959 million, an increase of 17.1% (or R$286 million) compared to R$1,673 million in the year ended December 31, 2016.  This increase was due mainly to:  (i) an increase of R$210 million in revenue from Other concessionaries and licensees, driven by new volumes; and (ii) an increase of R$148 million in revenue from energy sales on the Spot Market.  These increases were partially offset by a decrease of 60.9% (or R$58 million) in revenue from Free Consumers in the Commercial sector, driven principally from Special Free Consumers migrating from the captive market and an increase of 6.8% (or R$7 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis for calculation for these taxes).

                        Commercialization

Net operating revenues from our Commercialization segment in the year ended December 31, 2017 amounted to R$3,414 million, an increase of 63.6% (or R$1,327 million) compared to R$2,087 million in the year ended December 31, 2016.  This increase was mainly due to:  (i) an increase of 102.5% (or R$782 million) in revenue from sales for Other concessionaries and licenses, driven by a 76.2% (or R$4,121 million) increase in volume; (ii) an increase of 600.8% (or R$347 million) in revenue from sales in the spot market, driven by a 130.6% (or R$582 million) increase in volume; (iii) an increase of 21.3% (or R$281 million) in revenue from Industrial Free Consumers, driven by an increase of 38.9% in volumes; and (iv) an increase of 81.5% (or R$116 million) in revenue from Commercial Free Consumers, driven by an increase of 101.3% in volumes.

These increases were partially offset by:  (i) an increase of 63.6% (or R$136 million) in PIS and COFINS tax deductions from operating revenues, mainly due to the increase in gross operating revenues for the segment (the basis for calculation for these taxes); (ii) a decrease of 99.1% (or R$57 million) in other revenues and income; and (iii) a decrease of 100% (or R$12 million) of Electricity sales to Furnas (Wholesalers).

Services

Net operating revenues from our Services segment in the year ended December 31, 2017 amounted to R$486 million, an increase of 21.3% (or R$86 million) compared to R$400 million in the year ended December 31, 2016.  This increase was mainly due to:  (i) an increase of R$75 million in revenues from construction and maintenance services; (ii) an increase of R$27 million in revenues from administrative, call center and IT outsourcing.  These increases were partially offset by:  (i) a decrease of 23.5% (R$25 million) in revenue from our self-generation energy efficiency business; and (ii) an increase of 53.8% (or R$9 million) in PIS and COFINS tax deductions from revenues, mainly due to the increase in our gross operating revenues (the basis for calculation for these taxes).

Income from Electric Energy Service by Destination

            Cost of Electric Energy

Electricity purchased for resale.  Our costs for the purchase of energy for resale increased 58.6% (or R$5,768 million) in the year ended December 31, 2017, to R$15,617 million (65.8% of our total operating costs and operating expenses) compared with R$9,849 million for the year ended December 31, 2016 (representing 59.4% of our total operating costs and operating expenses), mainly due to an increase of 30.1% in average prices, reflecting:

(i) an increase of 67.1% (or R$5,728 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 22.2% in the volume of energy purchased and a 36.7% increase in average purchase prices;

(ii) an increase of R$325 million in purchases of energy from Itaipu, reflecting an increase of 3.4% in the average price of energy purchased (in reais), itself caused by a 11.4% increase in the tariff (which is established on an annual basis by ANEEL in US$/kW), a 8.3% depreciation in the average rate of the real against the U.S. dollar during 2017 compared with 2016 and a 12.2% increase in the volume of energy purchased; and

(iii) an increase of 107.6% (or R$290 million) in cost of energy purchased in the spot market, driven mainly by an increase of 59.6% in volume purchased.

 These increases were partly offset by an additional R$575 million in PIS and COFINS tax credits (representing an increase of 58.2% compared to 2016) related to purchases of energy, which represents a decrease in the cost of energy.

Electricity network usage charges.  Our charges for the use of our transmission and distribution system decreased 5.0% (or R$67 million) to R$1,284 million in the year ended December 31, 2017, mainly as a result of:  (i) a decrease of R$816 million of System Service Charges; and (ii) a decrease of R$107 million in Reserve Energy Charges (EER).  These decreases were partially offset by (i) an increase of R$707 million in Basic Network Charges; (ii) an increase of R$107 million in transmission from Itaipu charges; and (iii) an increase of R$38 million in Connection Charges.

For further information about electricity network usage charges, see note 26 to our audited annual consolidated financial statements.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to the year ended December 31, 2016, our other costs and operating expenses increased 26.6% (or R$1,432 million) to R$6,822 million in the year ended December 31, 2017, mainly due to the following events: (i) an increase of 53.2% (or R$719 million) in expenses related to the construction of concession infrastructure; (ii) an increase of 25.9% (or R$283 million) in our personnel expenses, reflecting increased costs under our collective bargaining agreements; (iii) an increase of 19.9% (or R$207 million) in depreciation and amortization expenses; (iv) an increase of 11.7% (or R$76 million) in expenses related to outsourced services; (v) an increase of R$49 million in expenses related to disposal of assets;  (vi) an increase of 31.6% (or R$60 million) in inventory consumption; and (vii) a decrease of 12.1% (or R$21 million) in allowance for doubtful accounts.

            Income from Electric Energy Service

Compared to the year ended December 31, 2016, our income from electric energy service increased 19.8% (or R$499 million) to R$3,022 million in the year ended December 31, 2017, since our net operating revenue increased by more in absolute terms (R$7,633 million) than the increase in our cost of generating and distributing electric energy and other operating costs and expenses (R$7,134 million).

Income from Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2016, income from electric energy service from our Distribution segment increased R$217 million to R$1,471 million in the year ended December 31, 2017.  As discussed above, net operating revenues from the segment increased by R$6,037 million while costs and operational expenses related to the segment increased by R$5,819 million.  The main contributing factors to the changes in costs and operational expenses were as follows:

Electricity costs.  Compared to the year ended December 31, 2016, electricity costs increased 45.1% (or R$4,399 million), to R$14,147 million in the year ended December 31, 2017.

The cost of energy purchased for resale increased 52.6% (or R$4,473 million), reflecting: (i) an increase of 61.3% (or R$4,365 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 9.8% in the volume of energy purchased and an increase of 46.9% in average purchase prices; (ii) an increase of R$325 million in purchases of energy from Itaipu, reflecting an increase of 3.4% in the average price of energy purchased (in reais), itself caused by a 11.4% increase in the tariff (which is established on an annual basis by ANEEL in US$/kW) and 8.3% depreciation in the average rate of the real against the U.S. dollar during 2017 compared with 2016, offset by a 12.2% increase in the volume of energy purchased; and (iii) an increase of 109% (or R$236 million) in PROINFA costs.  This increase in the cost of energy purchased for resale was partially offset by an increase of 52.3% (or R$452 million) in PIS and COFINS tax credits related to purchases of energy.

In addition, as mentioned above, charges for the use of the transmission and distribution system decreased 5.0% (or R$67 million) to R$1,284 million in the year ended December 31, 2017, mainly as a result of:  (i) a decrease of R$816 million of System Service Charges; and (ii) a decrease of R$107 million in Reserve Energy Charges.  These decreases in charges were partially offset by (i) an increase of R$707 million in Basic Network Charges; and (ii) an increase of R$29 million in Connection Charges.

Other costs and operating expenses.  Compared to the year ended December 31, 2016, our other costs and operating expenses for the Distribution segment increased 36.2% (or R$1,248 million), to R$4,695 million in the year ended December 31, 2017, mainly due to (i) an increase of 55.3% (or R$722 million) in expenses related to the construction of concession infrastructure; (ii) an increase of 29.7% (or R$195 million) in expenses related to outsourced services; (iii) an increase of 26.3% (or R$192 million) in our personnel expenses principally due to the acquisition of RGE Sul as well as salary increases under our collective bargaining agreement; and (iv) an increase of 15% (or R$84 million) in depreciation and amortization expenses.  These increases were partially offset by a decrease of 7.7% (or R$13 million) in allowance for doubtful accounts.

Generation (conventional sources)

Compared to the year ended December 31, 2016, income from electric energy service from our Conventional Generation segment increased 13.7% (or R$91 million) to R$763 million for the year ended December 31, 2017.  This increase was mainly due to an increase of 18.7% (or R$187 million) in net operating revenue as discussed in the section “Sales by Segment” above, partly offset by an increase of 48.4% (or R$99 million) in costs and operational expenses.

The increase in costs and operational expenses was mainly due to (i) an increase of 62.4% (or R$46 million) in expenses related to the construction of concession infrastructure of CPFL Morro Agudo; (ii) an increase of 17.8% (or R$4 million) in expenses related to outsourced services; (iii) an increase of R$49 million in the cost of electric energy driven by a 49.6% increase in volume and a 26.1% increase in average prices.

In 2017, in order to minimize the impacts of the GSF and PLD increases due to hydroelectric generation, there was a strategy of acquiring energy in the spot market, since the decrease of hydroelectric generation was due to lack of rainfall and consequent low level in the reservoirs, an increase in thermal generation, making the PLD more expensive.

This increase was partially offset by the recognition of R$7 million expense related to amortization of GSF costs

Generation (renewable sources)

Compared to the year ended December 31, 2016, income from electric energy service from our Renewable Generation segment increased 37.4% (or R$165 million) to R$605 million for the year ended December 31, 2017.  This increase was mainly due to the increase of 17.1% (or R$286 million) in net operating revenue (as discussed in the section “Sales by Segment” above) partially offset by the increase of 9.9% (or R$122 million) in costs and operational expenses.

The increase in costs and operational expenses mainly reflects:  (i) an increase of 15.2% (or R$61 million) in depreciation and amortization expenses related to the entry into operation of Pedra Cheirosa; (ii) an increase of R$16 million in purchases of operating materials and equipment; (iii) R$15 million in expenses related to impairment on Bio Formosa and CPFL Solar Tanquinho projects; and (iv) an increase of 10.8% (or R$10 million) in charges for use of the transmission and distribution system. These increases in costs were partially offset by a decrease of 5.6% (or R$10 million) in expenses for outsourced services.

Commercialization

Compared to the year ended December 31, 2016, income from electric energy service from our Commercialization segment increased 5.6% (or R$9 million), to R$168 million in the year ended December 31, 2017. This increase was due to the net effect of the increase of 63.6% (or R$1,327 million) in net operating revenues of the segment, as discussed in the section “Sales by Segment” above, which exceeded the increase of 68.5% (or R$1,319 million) in costs and operational expenses.  The increase in costs and expenses was mainly due to an increase of 70.1% (or R$1,317 million) in the cost of energy purchased in the Regulated Market, driven by an increase of 86% in the volume of energy purchased partly offset by lower purchase prices.

Services

Compared to the year ended December 31, 2016, income from electric energy service from our Services segment increased 3.4% (or R$2 million), to R$68 million in the year ended December 31, 2017. This increase was due to the net effect of the increase of 21.3% (or R$85 million) in net operating revenues as discussed in the section “Sales by Segment” above, which exceeded the increase of 24.0% (or R$83 million) in costs and operational expenses.

Net Income

Net Financial Expense

Compared with the year ended December 31, 2016, our net financial expense increased 2.3% (or R$34 million), from R$1,453 million in 2016 to R$1,488 in the year ended December 31, 2017, mainly due a decrease of R$286 million in our financial expenses, more than offset by a decrease of R$320 million in our financial income.

The reasons for the decrease in financial expenses are:  (i) a decrease of 24.4% (or R$171 million) in financial expenses from monetary and exchange adjustments, because of lower average interest rates ; and (ii) a decrease of 8.0% (or R$144 million) in debt charges. These decreases in financial expenses were partially offset by (i) an increase of R$57 million in financial expenses from monetary adjustments of Sector Financial Liabilities; and (ii) a decrease of 25.8% (or R$18 million) in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

The decrease in financial income is mainly due to following reasons: (i) a decrease of 31.5% (or R$210 million) in income from financial investments, due to the decrease of the cash and cash equivalents balances; (ii) a decrease of 58.7% (or R$87 million) in income from monetary and exchange adjustments; (iii) a decrease of 100% (or R$33 million) in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our audited annual consolidated financial statements); and (iv) a decrease of R$13 million in adjustments of tax credits.  These decreases were partially offset by (i) an increase of 7.9% (or R$19 million) in interest and fine payments; (ii) a decrease of 23.6% (or R$15 million) in PIS and COFINS on other finance income; and (iii) an increase of 40.5% (or R$14 million) in income from adjustments of escrow deposits.

At December 31, 2017, we had R$15,310 million (compared with R$16,452 million at December 31, 2016) in debt denominated in reais, which accrued both interest and inflation adjustments based on a variety of Brazilian indices and money market rates.  The average CDI interbank rate during the year decreased to 9.93% in 2017, compared to 14% in 2016; and the average TJLP decreased to 7.1% in 2017, compared to 7.5% in 2016.  We also had the equivalent of R$4,858 million (compared with R$5,502 million at December 31, 2016) of debt denominated in foreign currency, principally U.S. dollars.  In order to reduce the exchange rate risk with respect to this foreign currency denominated debt and variations in interest rates, we implement a policy of using exchange and interest rate derivatives.

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes increased to R$604 million in the year ended December 31, 2017 compared with R$501 million in the year ended December 31, 2016.  Our effective rate of 32.7% on pretax income in the year ended December 31, 2017 was lower than the official rate of 34%, principally due to our ability to use certain tax loss carryforwards.  Our unrecorded tax credits relate to losses generated for which there is no currently reasonable certainty that future taxable income will be sufficient to absorb such losses (see note 9.5 to our audited annual consolidated financial statements).

Net Income

Compared to the year ended December 31, 2016, and due to the factors discussed above, net income increased 41.4% (or R$364 million), to R$1,243 million in the year ended December 31, 2017.

Net Income by Segment

In the year ended December 31, 2017, 48.6% of our net income derived from our Distribution segment, 52.4% from our Generation from Conventional Sources segment, 1.6% from our Generation from Renewable Sources segment, 7.3% from our Commercialization segment, 4.4% from our Services segment and negative 14.3% from Other.

Distribution

Compared to the year ended December 31, 2016, net income from our Distribution segment increased 48.5% (or R$198 million), to R$605 million in the year ended December 31, 2017, as a result of:  (i) an increase of 17.3% (or R$217 million) in income from electric energy service; offset by (ii) an increase of 2.9% (or R$16 million) in net financial expenses; and (iii) an increase of 1.3% (or R$4 million) in Income and Social Contribution Taxes expenses.

The increase in the segment’s net financial expenses was mainly due to:

•         a decrease of 12.7% (or R$169 million) in financial expenses, mainly due to (i) a decrease of R$1,294 million in derivatives expenses, (ii) an increase of R$1,224 million in monetary and exchange rate variations; and (iii) a decrease of R$ 67 million in financial expenses from debt charges, as a result of lower indebtedness.

•         a decrease of R$184 million in financial income, mainly due to: (i) a decrease of 41.4% (or R$153 million) in income from financial investments; (ii) a decrease of 100% (or R$33 million) in income from the adjustment of Sector Financial Assets and Liabilities (see note 8 to our audited annual consolidated financial statements); and (iii) a decrease of 48.5% (or R$38 million) in monetary and exchange rate variations. These decreases were partly offset by:  (i) an increase of 10% (or R$24 million) in arrears of interest and fines; and (ii) an increase of 33% (or R$12 million) in income from monetary adjustment of escrow deposits.

Generation (conventional sources)

Net income from our Generation from Conventional Sources segment increased by 29.0% (or R$147 million) to R$652 million during the year ended December 31, 2017 from R$505 million for the year ended December 31, 2016.  This increase is mainly due to: (i) the increase of 13.7% (or R$91 million) in income from electric energy service; and (ii) a decrease of 13.4% (or R$51 million) in net financial expenses.

The decrease in net financial expenses was due mainly to:  (i) a decrease of 72.3% (or R$49 million) in positive monetary and exchange variations, both classified in financial income; and (ii) a decrease of 24.2% (or R$25 million) in income from financial investments.  These decreases were partially offset by (i) a decrease of R$114 million in derivatives expenses; and (ii) a decrease of R$24 million in debt charges and negative monetary and exchange variations, driven by lower average interest rates.

Generation (renewable sources)

The net income from our Generation from Renewable Sources segment increased by 113.9% (or R$161 million) to R$20 million in the year ended December 31, 2017 compared to net loss of R$141 million in 2016, mainly due to the combined effect of:  (i) the increase of 37.4% (or R$165 million) in income from electric energy service, (ii) an increase of R$28 million in Income and Social Contribution Taxes expenses; and (iii) a decrease of 4.5% (or R$24 million) in net financial expenses .

The increase in net financial expenses was driven by a decrease of R$45 million in debt expenses and monetary and exchange rate variations, offset by an increase of R$25 million in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

Commercialization

Compared to the year ended December 31, 2016, net income from our Commercialization segment decreased 19.6% (or R$22 million), to R$90 million in the year ended December 31, 2017, reflecting the combined effect of:  (i) a decrease of R$40 million in net financial income; (ii) an increase of 5.6% (or R$9 million) in the income from electric energy service; and (iii) a decrease of R$9 million in Income and Social Contribution Taxes expenses.

Services

Compared to the year ended December 31, 2016, net income from our Services segment increased 1.9% (or R$1 million), to R$55 million in the year ended December 31, 2017.  This relatively stable number reflects the combined effect of:  (i) an increase of 3.4% (or R$2 million) in the income from electric energy service and (ii) a slight decrease of R$1 million of net financial income.

Operating Results - 2016 versus 2015

Net Operating Revenues

Compared to the year ended December 31, 2015, our net operating revenues decreased 7.2% (or R$1,487 million) to R$19,112 million in the year ended December 31, 2016.  This decrease in operating revenue primarily reflected a negative variation of R$4,601 million in expenses related to Sector Financial Assets and Liabilities and the decrease of R$207 million in revenue from adjustment of expected cash flow related to the Concession Financial Asset, both discussed in the section “Other Operating Revenue” below.

The above-mentioned decreases were offset by: (i) a decrease of R$2,031 million in deductions from operating revenues, discussed in the section “Deductions from operating revenues” below; (ii) an increase of R$870 million in other operating revenues, discussed in “Other Operating Revenue” below; and (iii) an increase of R$573 million in our gross operating revenues from sales to Final Consumers, discussed in “Sales by Destination” below.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

Sales to Final Consumers

Compared to the year ended December 31, 2015, our gross operating revenues from sales to Final Consumers (which includes TUSD revenue from captive consumers) increased 2.4% (or R$573 million) in the year ended December 31, 2016, to R$23,998 million.  Our gross operating revenues primarily reflect sales to Captive Consumers in concession areas from our nine distribution subsidiaries, as well as well as TUSD revenue from the use of our network by Captive Consumers, both of which are subject to tariff adjustment as described below.  Our gross operating revenue also reflects sales to Free Consumers in commercial and industrial categories.

Distribution companies’ tariffs are adjusted every year, in percentages that are specific to each category of consumer.  The month in which the annual tariff adjustment becomes effective varies, impacting both the year in which the tariff adjustment takes place as well as the following year.  The adjustments for our largest subsidiaries occur in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga).  RGE Sul, which has been included in our consolidated income statements since November 1, 2016, has its annual tariff adjustment in April.

In the year ended December 31, 2016, overall average energy prices decreased by 0.8%, mainly due to the combined effect of:  (i) the adoption of a green tariff flag during most of 2016, leading to a decrease of the average tariff when compared to the red tariff flag that applied in most of 2015; and (ii) the combined positive effect of tariff adjustments for 2015 and 2016 (Annual Adjustment – RTA or Periodic Revision – RTP, since there is no Annual Adjustment in the year of Periodic Revisions) for our distribution subsidiaries (discussed under item 10.2.b).  Overall average prices for Final Consumers in 2016 were higher for all consumer classes:

•         Residential and commercial consumers.  With respect to Captive Consumers (which represent 99.1% of the total amount sold to this category in our consolidated statements), average prices increased 3.5% for residential and 3.8% for commercial, due to the positive average overall tariff adjustment, offset in part by lower prices linked to the green flag during most of 2016, as described above.  With respect to Free Consumers (which consists of commercial consumers only), the average price decreased 2.9%.

•         Industrial consumers.  Average prices increased 0.5%, mainly due to tariff adjustments and the adoption of the green flag during most of 2016 as described above.  With respect to Free Consumers, the average price for industrial consumers decreased 1.9%.  The decrease in the average price for industrial consumers was due to the tariff decrease, which resulted from renegotiations of tariffs in contracts with Free Consumers for utilization of our distribution system (TUSD).

The total volume of energy sold to Final Consumers in the year ended December 31, 2016 increased 3.3% compared to the year ended December 31, 2015.  This increase represents the combined effect of:

(i) an increase of 33.5% (or 1,638 GW) in the volume of energy sold to Conventional Free Consumers (driven by increases of 1,210 GW to industrial and 421 GW to commercial consumers) by our commercialization subsidiaries, as a result of migration of consumers from Captive to the Free Consumer category;

(ii) an increase of 405 GW in the volume of enery from renewable sources sold to Special Free Consumers (those consumers whose contracted energy demand between 500 kV and 3 MW, who may purchase energy from renewable sources only);

(iii) the inclusion of RGE Sul’s distribution operations in our consolidated results for the last two months of 2016, which led to an increase of 1,141 GW, compared with no contribution in 2015;

(iv) these effects were offset in part by a decrease of 4.2% (or 1,686 GW) in the volume sold by our distribution subsidiaries (other than RGE Sul, as discussed above) to Captive Consumers, mainly in the industrial (1,097 GW) and commercial (557 GW) categories, due to migration of some of these consumers to the “Free Consumer” category.

The volume sold to residential and commercial categories, which accounts for 65.8% for our sales to Final Consumers, increased by 1.9% (or 308 GW) and 5.0% (or 461 GW), respectively.  These increases were due to the combined effect of:

•         Residential:  (i) the inclusion of RGE Sul’s distribution operations in our consolidated results for the last two months of 2016, which led to an increase of 426 GW sold to residential consumers, compared to no volume in 2015; (ii) offset in part by a decrease of 0.7% (or 118 GW) of the volume sold by our distribution subdidiaries (excluding RGE Sul) to the residential category, due to an increase in unemployment, decreasing real incomes and an increase in electricity tariffs.

•         Commercial:  (i) an increase of 421 GW in the volume of energy sold to the commercial category by our commercialization subsidiaries, due to migration of consumers from captive to the free market; (ii) an increase of 405 GW in the volume of energy from renewable sources sold to commercial consumers who elected to become Special Free Consumers, whose contracted energy demand is between 500 kV and 3 MW, and are allowed to purchase energy only from renewable sources; (iii) the inclusion of RGE Sul’s distribution operations in our consolidated results for the last two months of 2016, which led to an increase of 191 GW sold to comercial consumers, compared to no volume in 2015; and (iv) partly offset by a decrease of 6.2% (or 557 GW) of energy sold to commercial consumers by our distribution subsidiaries, reflecting the migration of some consumers from the captive to the free market, as well as the impact of macroeconomic factors such as the increase in unemployment.

The volume sold to industrial consumers, which represented 22.0% of our sales to Final Consumers in 2016 (compared with 23.6% in 2015), increased by 2.1% in the year ended December 31, 2016 compared to the year ended December 31, 2015.  Volumes to Captive Consumers in this category decreased 11.5%, which represents the net effect of a decrease of 1,097 GW related to our distribution subsidiaries (except RGE Sul) offset in part by 162 GW contributed by RGE Sul in the last two months of 2016 (compared to no volume in 2015).  The net decrease reflects the migration of industrial consumers from the captive to the free market.  Regarding Free Consumers, volumes sold increased by 26.2% (or 1,210 GW), reflecting the same migration of consumers, as well as improvements in Brazilian economic conditions during 2016.

Sales to wholesalers

Compared to the year ended December 31, 2015, our gross operating revenues from sales to wholesalers in the year ended December 31, 2016 decreased 1.2% (or R$41 million) to R$3,496 million (11.3% of gross operating revenues), due mainly to a decrease of 26.7% (or R$233 million) in sales of energy in the spot market (driven by lower average prices despite an increase of 43.9% in our volume sold).  This decrease was offset by:  (i) an increase of 6.6% (or R$148 million) in sales of electricity to other concessionaires and licensees, which represents the net effect of an increase of 15.0% in the volume of energy sold and a decrease of 7.2% in the average price compared to 2015; and (ii) an increase of 9.9% (or R$48 million) in sales of electricity to Furnas, driven by an increase of 9.6% in the average price, with the volume remaining relatively stable.

            Other operating revenues

As mentioned above, commencing 2016 the line item representing Changes in expected cash flows from Concession Final Assets (which relates to our Distribution segment) has been included in Other operating revenues, within Net operating revenue, together with the other income related to the core activity of the asset.  This item was previously presented as part of Net financial expense.  Data for 2015 and 2014 have been restated to reflect this reclassification.

Compared to the year ended December 31, 2015, our other gross operating revenues (which excludes TUSD revenue from captive consumers) decreased 55% (or R$3,901 million) to R$3,189 million in the year ended December 31, 2016 (10.4% of our gross operating revenues), mainly due to:

(i) a negative variation of R$4,601 million in revenue from Sector Financial Assets and Liabilities, which represented an expense of R$2,095 million in 2016 compared with revenue of R$2,507 million in 2015.  This expense reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to pay (or receive) cash to from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession.  This leads to an adjustment in order to recognize the future decrease (or increase) in tariffs to take account of lower (or additional) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue. The decrease in this item in 2016 was driven mainly by: (a) a decrease of R$2,629 million related to the pass-through from Itaipu; (b) decrease of R$1,374 million in contributions to the Energy Development Account – CDE; (c) a decrease of R$530 million in ESS – Energy Service Charges and EER – Reserve Energy Charges; and (d) a decrease of R$349 million in other financial components. For further information, see note 8 to our audited annual consolidated financial statements; and

(ii) the decrease of R$207 million in revenue from adjustment of expected cash flow related to the Concession Financial Asset (see notes 2.8, 3.1 and 27 of our audited annual consolidated financial statements).

These decreases were partially offset by:

(i) the increase of 41.4% (or R$370 million) in revenue related to the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 27.4 to our audited annual consolidated financial statements);

(ii) an increase of 29.4% (or R$307 million) in revenue from construction of concession infrastructure; and

(iii) an increase of 8.4% (or R$159 million) in TUSD revenue from the use of our network by Free Consumers who purchase electricity from other suppliers due to annual tariff adjustment on such contracts.

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue.  The state‑level value‑added tax (ICMS) is calculated based on gross operating revenue from final consumers (billed), while federal PIS and COFINS taxes are calculated based on total gross operating revenue.  The research and development and energy efficiency programs (regulatory charges) are calculated based on net operating revenue.  Other regulatory charges vary depending on the regulatory effect reflected in our tariffs.  These deductions represented 37.9% of our gross operating revenue in the year ended December 31, 2016 and 39.9% in the year ended December 31, 2015.  Compared to the year ended December 31, 2015, these deductions decreased by 14.8% (or R$2,031 million) to R$11,672 million in 2016, mainly due to: (i) a decrease of R$1,366 million in tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (ii) a decrease of R$609 million in contributions made to the CDE Account as a result of the new quotas defined by ANEEL in 2016 (see note 27.6 to our consolidated financial statements); and (iii) a decrease of 10.9% (or R$323 million) in PIS and COFINS taxes, mainly due to the decrease in our gross operating revenues (the calculation basis for these taxes).  These decreases were partially offset by an increase of 5.3% (or R$249 million) in ICMS tax, as a result of the increase in our billed supply.

Sales by segment

Distribution

Compared to the year ended December 31, 2015, net operating revenues from our Distribution segment decreased 11.4% (or R$1,928 million) to R$15,040 million in the year ended December 31, 2016.  This decrease primarily reflected the decrease of R$4,011 million in gross operating revenue, due to the following fluctuations:

(i) a negative variation of R$4,601 million in revenue from Sector Financial Assets and Liabilities, which posted an expense of R$2,095 million in 2016 compared with revenue of R$2,507 million in 2015 (see “Other Operating Revenues” above);

(ii) the decrease of R$207 million in revenue from adjustment of expected cash flow related to the Concession Financial Asset (see “Other Operating Revenues” above); and

(iii) a decrease of R$56 million in sales to wholesalers, driven by a decrease of 49.6% in the average price of energy sold in the spot market despite significant increases in our volume of energy sold;

partially offset by:

(i) an increase of R$370 million in revenue related to the low-income subsidy and discounts on tariffs reimbursed by funds from the CDE Account;

(ii) an increase of R$295 million in revenue from construction of concession infrastructure;

(iii) an increase of R$160 million in TUSD revenue from the use of our network by Free Consumers who purchase electricity from other suppliers; and

(iv) an increase of 0.6% (or R$136 million) in revenue from sales to Final Consumers due to the combined effect of the R$677 million contribution from RGE Sul in the last two months of 2016 and the R$218 million positive average tariff adjustment from residential consumers, partially offset by a R$751 million decrease from commercial and industrial consumers due mainly to the migration of some of these consumers from the captive to the free market.

These negative effects on gross operating revenue from our Distribution segment were partially offset by a decrease of 15.6% (R$2,083 million) in deductions from the segment’s operating revenues, mainly due to:  (i) a decrease of 76.1% (R$1,366 million) in deductions related to tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (ii) a decrease of 15.4% (R$609 million) in contributions made to the CDE Account due to new quotas defined by ANEEL in 2016 (see note 27.6 to our audited annual consolidated financial statements); and (iii) a decrease of 13.8% (R$367 million) in deductions related to PIS and COFINS taxes, mainly due to the increase in our gross operating revenues (the calculation base for these taxes).  These decreases were partially offset by an increase of 5.4% (R$247 million) in ICMS tax, as a result of the increase in our billed supply.

                        Generation (conventional sources)

Net operating revenues from our Generation from Conventional Sources segment in the year ended December 31, 2016 amounted to R$1,003 million, an increase of 2.0% (or R$20 million) compared to R$984 million in the year ended December 31, 2015, due mainly to the price-driven increase of 9.9% (R$48 million) in revenue from sales to Furnas.  This increase was partially offset by:  (i) a decrease of 4.5% (R$26 million) in revenue from sales to our distribution subsidiaries, which represents the net effect of a decrease of 15.2% in the volume sold offset by increases in average selling prices; and (ii) an increase of 5.8% (R$5 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis of calculation for these taxes).

Generation (renewable sources)

Net operating revenues from our Generation from Renewable Sources segment in the year ended December 31, 2016 amounted to R$1,673 million, an increase of 4.7% (or R$75 million) compared to R$1,598 million in the year ended December 31, 2015. This increase was due mainly to: (i) an increase of R$90 million in revenue from Free Consumers in the Commercial sector, to R$96 million compared with R$6 million in 2015, driven by new volumes, principally from Special Free Consumers migrating from the captive market, offset by a decrease in average selling prices; and (ii) an increase of 4.5% (R$70 million) in revenue from sales to other concessionaires and licensees, driven by increases in average selling prices.

These increases were partially offset by:  (i) a decrease of 56.7% (R$56 million) in revenue from energy sold in the spot market, driven by a significant decrease in average selling prices despite an increase of 14.8% in our volume of energy sold; (ii) a decrease of 58.1% (R$20 million) in other operational revenues in 2016, due principally to the fact that 2015 included R$29 million in insurance claims paid out to CPFL Bio Pedra and CPFL Coopcana; and (iii) an increase of 6.6% (R$6 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis of calculation for these taxes).

The increase of volume of energy sold both for free consumers and in the spot market reflects the commencement of operations at the Campos do Ventos and São Benedito Wind Complexes in April and July 2016, respectively.

                        Commercialization

Net operating revenues from our Commercialization segment in the year ended December 31, 2016 amounted to R$2,087 million, an increase of 16% (or R$288 million) compared to R$1,799 million in the year ended December 31, 2015.  This increase was mainly due to:  (i) an increase of 23.9% (R$254 million) in revenue from Industrial Free Consumers, driven by an increase of 26.2% in volumes; (ii) an increase of 212.8% (or R$97 million) in revenue from Commercial Free Consumers, driven by an increase of 222.3% in volumes; and (iii) an increase of R$57 million in other operational revenue, which reflected an indemnification payment received from generation companies that did not deliver the amounts of energy contracted for 2016.

These increases were partially offset by: (i) a decrease of 63.6% (R$101 million) in revenue from sales in the spot market, driven by a 45.7% decrease in volume; and (ii) an increase of 16.4% (R$30 million) in PIS and COFINS tax deductions from operating revenues, mainly due to the increase in gross operating revenues for the segment (the basis of calculation for these taxes).

Services

Net operating revenues from our Services segment in the year ended December 31, 2016 amounted to R$400 million, an increase of 35.9% (or R$106 million) compared to R$295 million in the year ended December 31, 2015.  This increase was mainly due to:  (i) an increase of R$67 million in revenues from construction and maintenance services; (ii) an increase of R$35 million in revenues from administrative and IT outsourcing; and (iii) an increase of R$28 million in revenues from rental of generation assests and from consulting and management services related to energy efficiency improvements. These increases were partially offset by: (i) a decrease of R$19 million in revenues from collections and payment services of our subsidiary CPFL Total; and (ii) an increase of 53.8% (or R$9 million) in PIS and COFINS tax deductions from operating revenues, mainly due to the increase in our gross operating revenues (the basis of calculation for these taxes).

Income from Electric Energy Service by Destination

            Cost of Electric Energy

Electricity purchased for resale.  Our costs for the purchase of energy for resale decreased 16.9% (or R$1,998 million) in the year ended December 31, 2016, to R$9,849 million (59.4% of our total operating costs and operating expenses) compared with R$11,847 million for the year ended December 31, 2015 (representing 66.0% of our total operating costs and operating expenses), mainly due to a decrease of 23.8% in average prices, reflecting:

(i) a decrease of R$844 million in purchases of energy from Itaipu, reflecting a decrease of 31.0% in the average price of energy purchased (in reais), itself caused by a 32.3% decrease in the tariff (which is established on an annual basis by ANEEL in US$/kW) and 4.3% depreciation in the average rate of the real against the U.S. dollar during 2016 compared with 2015, offset by a 2.3% increase in the volume of energy purchased;

(ii) a decrease of 72.5% (or R$711 million) in cost of energy purchased in the spot market, driven by a decrease of 43.7% in volume purchased; and

(iii) a decrease of 7.1% (or R$655 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 15.5% in the volume of energy purchased, which was more than offset by decreases in average purchase prices.

These decreases were partially offset by a decrease of R$209 million (or 17.1%) in PIS and COFINS tax credits related to purchases of energy.

Electricity network usage charges.  Our charges for the use of our transmission and distribution system decreased 7.8% (or R$114 million) to R$1,351 million in the year ended December 31, 2016, mainly as a result of:  (i) a decrease of R$193 million in System Service Charges; and (ii) a decrease of R$13 million in Basic Network Charges.  These decreases were partially offset by (i) an increase of R$54 million in Reserve Energy Charges; (ii) an increase of R$29 million in Connection Charges; and (iii) a decrease of R$11 million in tax credits related to network usage charges (which represents an increase in electricity network usage charges).  For further information about electricity network usage charges, see note 28 to consolidated financial statements.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to the year ended December 31, 2015, our other costs and operating expenses increased 16.1% (or R$747 million) to R$5,389 million in the year ended December 31, 2016, mainly due to the following events: (i) an increase of 29.4% (or R$307 million) in expenses related to the construction of concession infrastructure; (ii) an increase of 16.5% (or R$155 million) in our personnel expenses, reflecting increased costs under our collective bargaining agreements as well as a 33.6% increase in our number of employees at year-end, although this was mainly due to the acquisition of RGE Sul and only impacted expenses in November and December; (iii) an increase of 16.5% (or R$92 million) in expenses related to outsourced services; (iv) an increase of R$67 million in expenses related to disposal of assets; (v) an increase of 6% (or R$59 million) in depreciation and amortization expenses; (vi) an increase of 35.7% (or R$50 million) in inventory consumption; and (vii) an increase of 39% (or R$49 million) in allowance for doubtful accounts.

Those increases were offset by: (i) an decrease of 31% (or R$82 million) in legal, judicial and indemnity expenses; and (ii) a decrease of 15.7% (or R$48 million) in expenses from Intangible Assets of Concession amortization.

            Income from Electric Energy Service

Compared to the year ended December 31, 2015, our income from electric energy service decreased 4.6% (or R$122 million) to R$2,523 million in the year ended December 31, 2016, since our net operating revenue decreased by more in absolute terms (R$1,491 million) than the decrease in our cost of generating and distributing electric energy and other operating costs and expenses (R$1,368 million).

Income from Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2015, income from electric energy service from our Distribution segment decreased 19.5% (or R$303 million) to R$1,254 million in the year ended December 31, 2016.  As discussed above, net operating revenues from the segment decreased by 11.4% (or R$1,928 million) while costs and operational expenses related to the segment decreased by 10.5% (or R$1,625 million).  The main contributing factors to the changes in costs and operational expenses were as follows:

Electricity costs.  Compared to the year ended December 31, 2015, electricity costs decreased 18.3% (or R$2,187 million), to R$9,760 million in the year ended December 31, 2016.  The cost of energy purchased for resale decreased 19.6%, (or R$2,065 million), reflecting:  (i) a decrease of 29.4% (or R$844 million) in purchases of energy from Itaipu, as described above; (ii) a decrease of 10.2% (or R$805 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 11.8% in the volume of energy purchased, which was more than offset by lower prices; and (iii) a decrease of 74.4% (or R$628 million) in the cost of energy purchased in the spot market and from PROINFA contracts driven by a decrease of 60.5% in the volume purchased.  These decreases were partially offset by a decrease of 19.6% (or R$211 million) in PIS and COFINS tax credits related to purchases of energy.

In addition, charges for the use of the transmission and distribution system decreased 8.8% (or R$122 million) mainly due to:  (i) a decrease of 34.5% (or R$191 million) in System Service Charges costs; and (ii) a decrease of R$16 million in Basic Network Charges cost.  These decreases in charges for the use of the transmission and distribution system were partially offset by:  (i) an increase of 95.2% (or R$52 million) in Reserve Energy Charges costs; (ii) an increase of 32.6% (or R$19 million) in Connection Charges costs; and (iii) a decrease of 8.2% (or R$11 million) in tax credits related to network usage charges (which represents an increase in electricity network usage charges).

Other costs and operating expenses.  Compared to the year ended December 31, 2015, our other costs and operating expenses for the Distribution segment increased 16.2% (or R$562 million), to R$4,026 million in the year ended December 31, 2016, mainly due to (i) an increase of 29.3% (or R$295 million) in expenses related to the construction of concession infrastructure; (ii) an increase of 24.2% (or R$128 million) in expenses related to outsourced services; (iii) an increase of 11.3% (or R$74 million) in personnel expenses due to the impact of a collective bargaining agreement negotiated in 2015 and a 52.2% increase in the number of employees in this segment at year-end, although this was mainly due to the acquisition of RGE Sul and only impacted expenses in November and December; (iv) an increase of 38.4% (or R$47 million) in expenses related to provision for doubtful receivables; (v) an increase of 7.8% (or R$36 million) in depreciation and amortization expenses; (vi) an increase of 30.3% (or R$29 million) in expenses from inventory and equipment acquisitions; (vii) an increase of 93.1% (or R$26 million) in expenses related to loss on disposal of noncurrent assets; and (vii) an increase of 46.2% (or R$15 million) in expenses related to regulatory fines. These increases were partially offset by a decrease of 21.1% (or R$52 million) in legal, judicial and indemnity expenses.

Generation (conventional sources)

Compared to the year ended December 31, 2015, income from electric energy service from our Conventional Generation segment increased 23.7% (or R$129 million) to R$672 million in the year ended December 31, 2016. This increase was mainly due to an increase of 2% in net operating revenue (or R$20 million, as discussed in the section “Sales by Segment” above), combined with the decrease of 24.9% (or R$110 million) in costs and operational expenses, reflecting mainly a decrease of R$127 million in electricity purchased for resale, driven by a 30.2% decrease in volumes combined with lower prices in comparison with the period ended December 31, 2015. This decrease was partially offset by an increase of 7.2% (or R$16 million) in other costs and operating expenses, mainly due to:  (i) recognition of R$7 million expense related to amortization of GSF costs (see note 29 to our audited annual consolidated financial statements); and (ii) an increase of 30% (or R$5 million) in expenses from asset leasing.

Generation (renewable sources)

Compared to the year ended December 31, 2015, income from electric energy service from our Renewable Generation segment decreased 4.5% (or R$21 million) to R$440 million for the year ended December 31, 2016.  This decrease was mainly due to the increase of 8.4% (or R$95 million) in costs and operational expenses, which exceeded in absolute terms the increase of 4.5% (or R$75 million) in net operating revenue (as discussed in the section “Sales by Segment” above).

The increase in costs and operational expenses mainly reflects:  (i) an increase of R$98 million in expenses related to impairment charges and other write-downs of noncurrent assets, mainly SHPPs Aiuruoca (R$40 million of impairment charge and R$14 million of other write-down), Cachoeira Grande (R$7 million of write-down), Santa Cruz (R$6 million of write-down), Campo dos Ventos IV (R$4 million of write-down) and Eurus V (R$4 million of write-down), combined with the fact that in 2015 we recognized positive income in this line item of R$24 million derived from compensation for loss of non-current assets under an insurance claim paid out to the biomass generation facilities CPFL Bio Pedra (R$21 million) and CPFL Bioenergia (R$3 million); (ii) an increase of 21.2% (or R$32 million) in expenses for outsourced services; (iii) an increase of 4.5% (or R$17 million) in depreciation and amortization expenses; (iv) an increase of 21.8% (or R$12 million) in personnel expenses due to the collective bargaining agreement negotiated in 2015; and (v) an increase of 14.4% (or R$11 million) in charges for use of the transmission and distribution system.

These increases in costs were partially offset by a decrease of 62.2% (or R$89 million) in cost from energy purchased in the Free Market driven by decreases in average prices.

Commercialization

Compared to the year ended December 31, 2015, income from electric energy service from our Commercialization segment increased 27.1% (or R$34 million), to R$159 million in the year ended December 31, 2016.  This increase was due to the net effect of the increase of 16% (or R$288 million) in net operating revenues of the segment, as discussed in “Sales by Segment” section above, which exceeded the increase of 15.2% (or R$254 million) in costs and operational expenses.  The increase in costs and expenses was mainly due to an increase of 17.4% (or R$307 million) in the cost of energy purchased in the Regulated Market, driven by an increase of 26.2% in the volume of energy purchased partly offset by lower purchase prices.  This increase was partly offset by:  (i) a decrease of 98.2% (or R$32 million) in the cost of energy purchased in the free market, driven by lower average prices and a 22.8% decrease in the volume of energy purchased; and (ii) an increase of 15.3% (or R$25 million) in tax credits related to energy purchases (which represents an increase in electricity network usage charges).

Services

Compared to the year ended December 31, 2015, income from electric energy service from our Services segment increased 113.5% (or R$35 million), to R$65 million in the year ended December 31, 2016.  This increase was due to the net effect of the increase of 35.9% (or R$106 million) in net operating revenues, as discussed in “Sales by Segment” section above, which exceeded the increase of 26.9% (or R$71 million) in costs and operational expenses.  The increase in costs and expenses was mainly due to:  (i) the increase of R$41 million in personnel expenses due to an increase in the number of employees and due to collective bargaining agreements; and (ii) an increase of R$29 million in expenses from purchases of operating materials and equipment.

Net Income

Net Financial Expense

Compared with the year ended December 31, 2015, our net financial expense increased 3.2% (or R$46 million), from R$1,408 million in 2015 to R$1,453 in the year ended December 31, 2016, mainly due to an increase of R$103 million in our financial expenses, partly offset by an increase of R$57 million in our financial income.

The reasons for the increase in financial expenses are:  (i) an increase of 5% (or R$86 million) in debt charges; (ii) an increase of R$24 million in financial expenses from monetary adjustments of Sector Financial Liabilities; and (iii) an increase of 2.4% (or R$17 million) in financial expenses from monetary and exchange adjustments.  These increases in financial expenses were partially offset by an increase of 49.4% (or R$23 million) in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

The increase in financial income is mainly due to following reasons:  (i) an increase of 41.2% (or R$195 million) in income from financial investments; (ii) an increase of 14% (or R$30 million) in interest and fine payments; and (iii) an increase of 21.6% (or R$26 million) in income from monetary and exchange adjustments.  These increases were partially offset by (i) a decrease of 79.9% (or R$130 million) in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); (ii) a decrease of 58.4% (or R$49 million) in income from adjustment of escrow deposits; and (iii) a decrease of R$25 million in adjustment of tax credits.

At December 31, 2016, we had R$16,452 million (compared with R$14,793 million at December 31, 2015) in debt denominated in reais, which accrued both interest and inflation adjustments based on a variety of Brazilian indices and money market rates.  The CDI interbank rate increased to 14% in 2016, compared to 13.2% in 2015; and the TJLP increased to 7.5% in 2016, compared to 7% in 2015.  We also had the equivalent of R$5,502 million (compared with R$6,940 million at December 31, 2015) of debt denominated in foreign currency, principally U.S. dollars.  In order to reduce the exchange rate risk with respect to this foreign currency‑denominated debt and variations in interest rates, we implement a policy of using exchange and interest rate derivatives.

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes decreased to R$501 million in the year ended December 31, 2016 compared with R$579 million in the year ended December 31, 2015.  Our effective rate of 36.3% on pretax income in the year ended December 31, 2016 was higher than the official rate of 34%, principally due to our inability to use certain tax loss carryforwards.  This unrecorded credit corresponds to losses generated for which there is no currently reasonable certainty that future taxable income will be sufficient to absorb such losses (see note 9.5 to our audited annual consolidated financial statements).

Net Income

Compared to the year ended December 31, 2015, and due to the factors discussed above, net income increased 0.4% (or R$4 million), to R$879 million in the year ended December 31, 2016.

Net Income by Segment

In the year ended December 31, 2016, 46.3% of our net income derived from our Distribution segment, 57.4% from our Generation from Conventional Sources segment, negative 16% from our Generation from Renewable Sources segment, 12.8% from our Commercialization segment, 6.1% from our Services segment and negative 6.6% from Other.

Distribution

Compared to the year ended December 31, 2015, net income from our Distribution segment decreased 34.9%, (or R$219 million), to R$407 million in the year ended December 31, 2016, as a result of a decrease of 19.5% (or R$303 million) in income from electric energy service and an increase of 6.7% (or R$35 million) in net financial expenses, partly offset by a decrease of 28.7% (or R$119 million) in Income and Social Contribution Taxes expenses.

The increase in the segment’s net financial expenses was mainly due to:

  an increase of R$75 million in financial expenses, mainly due to an increase of R$108 million in financial expenses from debt charges and monetary and exchange rate variations as a result of higher indebtedness, partially offset by an decrease of R$31 million in other financial expenses, mainly interest on intercompany loans and Tax on Financial Transactions (Impostos sobre Operações Financeiras or IOF); partly offset by;
  an increase of R$41 million in financial income, mainly due to:  (i) an increase of 126.5% (or R$207 million) in income from financial investments; and (ii) an increase of 13.6% (or R$29 million) in arrears of interest and fines.  These increases were partly offset by:  (i) a decrease of 79.6% (or R$130 million) in income from the adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); and (ii) a decrease of 56.6% (or R$48 million) in income from adjustment of escrow deposits.

Generation (conventional sources)

Net income from our Generation from Conventional Sources segment increased by 78.5% (or R$222 million) to R$505 million during the year ended December 31, 2016 from R$283 million for the year ended December 31, 2015.  This increase is mainly due to:  (i) the increase of 23.7% (or R$129 million) in income from electric energy service; (ii) the increase of 43.6% (or R$95 million) in equity interests in joint ventures (see note 13 to our audited annual consolidated financial statements); and (iii) a decrease of 13.6% (or R$60 million) in net financial expenses.  These increases were partially offset by an increase of 162.3% (or R$61 million) in Income and Social Contribution Taxes expenses.

The decrease in net financial expenses was due mainly to:  (i) an increase of 102.9% (or R$52 million) in income from financial investments; and (ii) an increase of 106.1% (or R$35 million) in positive monetary and exchange variations.  These increases were partially offset by an increase of R$13 million in debt charges and negative monetary and exchange variations, due mainly to the increase in our indebtedness level.

Generation (renewable sources)

The net loss from our Generation from Renewable Sources segment increased by 150.1% (or R$85 million) to R$141 million in the year ended December 31, 2016 compared to net loss of R$56 million in 2015, mainly due to the combined effect of the decrease of 4.5% (or R$21 million) in income from electric energy service and an increase of 14.3% (or R$67 million) in net financial expenses and, slightly offset by a decrease of R$3 million in Income and Social Contribution Taxes expenses.

The increase in net financial expenses was driven by an increase of R$92 million in debt expenses and monetary and exchange rate variations, offset by an increase of R$22 million in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

Commercialization

Compared to the year ended December 31, 2015, net income from our Commercialization segment increased 27.5% (or R$24 million), to R$112 million in the year ended December 31, 2016, reflecting the combined effect of an increase of 27.1% (or R$34 million) in the income from electric energy service and a slight decrease of R$2 million of net financial income, partly offset by an increase of R$12 million in Income and Social Contribution Taxes expenses.

Services

Compared to the year ended December 31, 2015, net income from our Services segment increased 4.2% (or R$2 million), to R$54 million in the year ended December 31, 2016.  This relatively stable number reflects an increase of 113.5% (or R$35 million) in the segment’s income from electric energy service, partially offset by a decrease of 86.1% (or R$34 million) in net financial income (driven mainly by a decrease of R$37 million in income from financial investments due to the decrease in average bank account balances).  Income and social contribution taxes expenses for the segment decreased by R$1 million.

b) variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services;

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to Captive Consumers at regulated tariffs. In 2017, sales to Captive Consumers represented 65.9% of the volume of electricity we delivered and 59.7% of our operating revenues, compared to 67.9% of the volume of electricity we delivered and 72.8% of our operating revenues in 2016.  These proportions may decline if consumers migrate from captive to free status.

Our operating revenues and our margins depend substantially on the tariff‑setting process, and our Management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff‑setting process fairly reflects our interests and those of our consumers and shareholders.

Annual Adjustment — RTA

On December 31, 2017, the Extraordinary General Meetings ("AGE") approved the consolidate the concessions of our five distribution companies (CPFL Luz e Força Santa Cruz; Companhia Leste Paulista de Energia; Companhia Sul Paulista de Energia; Companhia Luz e Força de Mococa; and CPFL Jaguari, together the Merged Companies). According to Normative Resolution No. 716/2016, until the first tariff review of the Merged Companies in March 2021, ANEEL may institute a policy that reconciles the variations in the old tariffs for each of the Merged Companies and the new unified tariff for CPFL Santa Cruz over time. The tariff adjustment will occur in march, 2018.

Tariff increases apply differently to different consumer classes, with generally higher increases for consumers using higher voltages, to reduce the effects of historical cross‑subsidies in their favor that were mostly eliminated in 2007. The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2014 through the date of this annual report. Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.

	CPFL Paulista	CPFL Piratininga	RGE	RGE Sul	CPFL Santa Cruz(6)	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2014
Economic adjustment(1)	14.56%	15.81%	18.83%	(5)	9.89%	2.00%	‑4.74%	‑3.16%	1.17%
Regulatory adjustment (2)	2.62%	3.92%	2.99%	(5)	4.96%	‑4.07%	‑2.93%	‑2.35%	‑4.90%
Total adjustment	17.18%	19.73%	21.82%	(5)	14.86%	‑2.07%	‑7.67%	‑5.51%	‑3.73%
2015				(5)
Economic adjustment(1)	37.31%	40.22%(3)	-8.07%	(5)	22.01%	28.90%	28.82%	30.24%	40.07%
Regulatory adjustment (2)	4.14%	16.15%(3)	4.31%	(5)	12.67%	‑5.55%	‑8.02%	‑5.36%	‑1.61%
Total adjustment	41.45%	56.37%(3)	-3.76%	(5)	34.68%	23.34%	20.80%	24.88%	38.46%
2016				(5)
Economic adjustment(1)	-0.29%	-5.35%	-0.67%	(5)	11.59% (4)	11.90% (4)	17.01% (4)	16.89% (4)	17.01% (4)
Regulatory adjustment (2)	10.18%	-7.19%	-0.81%	(5)	10.92% (4)	4.67% (4)	4.03% (4)	7.46% (4)	12.45% (4)
Total adjustment	9.89%	-12.54%	-1.48%	(5)	22.51% (4)	16.57% (4)	21.04% (4)	24.35% (4)	29.46% (4)
2017
Economic adjustment(1)	2.13%(3)	6.33%	2.37%	2.95%	1.37%	3.45%	3.18%	0.97%	3.88%
Regulatory adjustment(2)	-2.93%(3)	1.37%	1.21%	-3.15%	-2.65%	-1.80%	-2.41%	0.66%	-1.83%
Total adjustment	-0.80%(3)	7.69%	3.57%	-0.20%	-1.28%	1.65%	0.77%	1.63%	2.05%

(1)   This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(2)   This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.

(3)   Represents the effect of Periodic Revisions – RTP for CPFL Piratininga that occurred in 2015, considering that there is no Annual Adjustment – RTA in the year of Periodic Revisions – RTP.

(4)   Represents the effect of Periodic Revisions – RTP for CPFL Santa Cruz, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari that occurred in 2016, considering that there is no Annual Adjustment – RTA in the year of Periodic Revisions – RTP.  Additionally, on February 3, 2016, ANEEL changed the annual adjustment period for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari to March every year.

(5)   Tariffs defined prior to the acquisition of RGE Sul.

(6)   On November 21, 2017, ANEEL through Resolution No. 6,723/2017 authorized the grouping of the power distribution companies Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia, Companhia Luz e Força de Mococa and Companhia Jaguari de Energia, pursuant to Normative Resolution No, 716/2016 of May 3, 2016. Effective as of January 1, 2018, the operations of these subsidiaries are controlled only by Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”. This operation was approved by the Extraordinary General Meetings (“EGM”) held on December 31, 2017 at the grouped companies.

Periodic Revisions

On November 22, 2011, ANEEL defined the methodology applicable to the third periodic revision cycle (2011 to 2014) through Resolution No. 457/2011. For the third cycle, ANEEL has designated a method of recognizing which costs we may pass through to our consumers. In addition, ANEEL approved the methodology for calculating the tariff for using the distribution system (Tarifa de Uso do Sistema de Distribuição), or TUSD, and other electricity tariffs, under which distribution companies assume all market risk resulting from tariff indicators. As compared to the previous tariff cycle, this methodology negatively impacted our financial condition and results of operations.

On April 28, 2015, ANEEL established the methodology to be applied in the fourth periodic revision cycle (2015 to 2016) through Resolutions Nos. 648/2015, 649/2015, 650/2015, 652/2015, 657/2015, 660/2015, 682/2015, 685/2015 and 686/2015. The fourth cycle maintains most of the parameters used for the third cycle, such as the definition, by ANEEL, of the costs we may pass to our consumers. Some of the changes for the fourth cycle include a tariff incentive to the development of certain public policies and also the increased importance of the X Factor component in the new tariff formula. Compared to the previous tariff cycle, the new methodology has positively impacted our financial condition and results of operations.

As of 2015, ANEEL now reviews the underlying methodologies applicable to the electrical energy sector from time to time on an item by item basis, whereas previously all methodologies were addressed in set cycles such as in 2008-2010 and 2010-2014.

The following table sets forth the percentage change in our tariffs resulting from the first, second, third and fourth cycles of periodic revisions.

	First Cycle		Second Cycle		Third Cycle		Fourth Cycle
	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.
		(%)		(%)		(%)		(%)
CPFL Paulista	Apr 2003	20.66	Apr 2008	-14.00	Apr 2013	-4.67(3)	Apr 2018	(4)
CPFL Piratininga	Oct 2003	10.14	Oct 2007	-12.77	Oct 2011	-3.95(1) (3)	Oct 2015	40.14
RGE	Apr 2003	27.96	Apr 2008	2.34	Jun 2013	-10.27(3)	Jun 2018	(4)
RGE Sul	Apr 2003	(5)	April 2008	(5)	April 2013	(5)	April 2018	(4)
CPFL Santa Cruz	Feb 2004	17.14	Feb 2008	-14.41	Feb 2012	4.16 (1) (2)	Mar 2016	11.59
CPFL Mococa	Feb 2004	21.73	Feb 2008	-7.60	Feb 2012	7.18 (1) (2)	Mar 2016	11.90
CPFL Leste Paulista	Feb 2004	20.10	Feb 2008	-2.18	Feb 2012	-2.00 (1) (2)	Mar 2016	17.01
CPFL Sul Paulista	Feb 2004	12.29	Feb 2008	-5.19	Feb 2012	-4.48 (1) (2)	Mar 2016	16.89
CPFL Jaguari	Feb 2004	-6.17	Feb 2008	-5.17	Feb 2012	-7.15 (1) (2)	Mar 2016	17.01

(1)         As a result of ANEEL’s delay in determining the methodology applicable to the third periodic revision cycle, the periodic review process for CPFL Piratininga was concluded on October 23, 2012, rather than the October 23, 2011, which is the date that complies with the concession agreement. CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista had their revision process concluded on February 3, 2013, rather than February 3, 2012, which is the date that complies with the concession agreement. However, the difference of tariffs billed from the date of the revision process specified in the concession agreement and the actual date on which the process was concluded was reimbursed to consumers.

(2)         CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista filed administrative appeals questioning the results of their periodic review processes. The appeals were assessed by ANEEL in January 2014, with the following results: (i) Dispatch No. 165 of January 28, 2014 alters the tariff revision index from 7.20% to 7.18% for CPFL Mococa, mainly because of a Regulatory Asset Base, or RAB, decrease; (ii) Dispatch 212 of January 30, 2014 alters the tariff revision index from 4.36% to 4.16% for CPFL Santa Cruz, mainly because of a RAB decrease; (iii) Dispatch No. 166 of January 28, 2014 alters the tariff revision index from -2.20% to -2.00% for CPFL Leste Paulista, mainly because of an increase in RAB and regulatory non-technical losses; (iv) Dispatch No. 211 of January 30, 2014 alters the tariff revision index from -3.72% to -3.78 % for CPFL Sul Paulista, mainly because of a RAB decrease; and (v) Dispatch No. 167 of January 28, 2014 alters the tariff revision index from -7.10% to -7.09% for CPFL Jaguari, mainly because of a RAB increase.

(3)         CPFL Piratininga, CPFL Paulista and RGE filed administrative appeals questioning the results of their periodic review processes. CPFL Piratininga questioned the regulatory losses in the periodic review process. The appeal was assessed by ANEEL, and Dispatch No. 3,426, issued on October 8, 2013, altered the result of the periodic review process from -4.45% to -3.95%. CPFL Paulista questioned the Regulatory Asset Base, and Dispatch No. 733 of March 25, 2014 altered the result of the periodic review process from 4.53% to 4.67%. RGE also had the Regulatory Asset Base altered once the assets of the two municipalities, Putinga and Anta Gorda that won on a tender, were included in the RAB. Therefore, Dispatch No. 1,857 of June 17, 2014 altered the result of the periodic review process from -10.66% to -10.27%.

(4)         The fourth cycle of periodic revisions for CPFL Paulista, RGE and RGE Sul will take place in April and June 2018, respectively.

(5)         Tariffs defined prior to the acquisition of RGE Sul.

Extraordinary Tariff Revision (RTE)

Pursuant to Law No. 12,783/13, on January 24, 2013, an RTE process was issued enabling all distributors to pass on to consumers the effects of the renewal of generation and transmission concessions and the decrease in regulatory charges.

The table below shows the impact of this extraordinary tariff adjustment on our entities:

	CPFL Paulista	CPFL Piratininga	RGE	RGE Sul	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2013
Economic adjustment	-15.3%	-11.3%	-12.0%	(1)	-6.8%	-7.6%	-17.2%	-18.4%	-25.4%
Regulatory adjustment	-0.5%	1.1%	0.7%	(1)	3.7%	1.8%	2.3%	0.0%	0.1%
Total adjustment	-15.8%	-10.2%	-11.4%	(1)	-3.1%	-5.8%	-14.9%	-18.4%	-25.3%

(1)     Tariffs defined prior to the acquisition of RGE Sul.

Pursuant to Resolution No. 1,858/2015, tariffs were increased as follows to take into account the extraordinary costs incurred by the distribution companies due to full dispatch of thermal plants:

	CPFL Paulista	CPFL Piratininga	RGE	RGE Sul	CPFL Santa Cruz(1)	CPFL Mococa(1)	CPFL Leste Paulista(1)	CPFL Sul Paulista(1)	CPFL Jaguari(1)
2015
Economic adjustment	0.0%	0.0%	0.0%	(2)	0.0%	0.0%	0.0%	0.0%	0.0%
Regulatory adjustment	32.28%	29.78%	37.16%	(2)	5.16%	11.81%	14.52%	17.02%	16.80%
Total adjustment	32.28%	29.78%	37.16%	(2)	5.16%	11.81%	14.52%	17.02%	16.80%

(1)     On April 07, ANEEL changed, through Resolution No. 1,870/2015, the Extraordinary Tariff Review – RTE of the distributors CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz. This correction was necessary to change the value of the monthly quotas of CDE – energy related to ACR, intended for repayment of loans contracted by CCEE in the management of ACR account. The rates resulting from this rectification entered into force on April 8, 2015.

(2)     Tariffs defined prior to the acquisition of RGE Sul.

Sales to Potential Free Consumers

Brazilian regulations permit Potential Free Consumers to opt out of the Regulated Market and become Free Consumers who contract freely for electricity. Our Potential Free Consumers represent a relatively small portion of our total revenues, as compared to our Captive Consumers. Even if a Potential Free Consumer migrates from the Regulated Market and purchases energy in the Free Market, the Free Consumer is still required to pay us the TUSD network usage charge for their energy. Regarding the decrease in energy sales revenues, we are able in some cases to reduce our energy purchases by the amount required to service these customers in the year of the consumer’s migration, while in other cases we are able to offset the excess by adjusting our energy purchases in future years. Accordingly, we do not believe that the loss of Potential Free Consumers would have a material adverse effect on our results of operations.

Historically, relatively few of our Potential Free Consumers have elected to become Free Consumers. We believe this is because: (i) they consider the advantages of negotiating for a long term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and long term price risk; and (ii) some of our Potential Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. We do not expect that a substantial number of our consumers will become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its long-term implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

The prices of electricity purchased by our distribution companies under long term contracts executed in the Regulated Market are:  (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law; and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the Free Market are agreed by bilateral negotiation based on prevailing market rates.  In 2017, we purchased 77,974 GWh, compared to 63,975 GWh in 2016. Prices under long term contracts are adjusted annually to reflect increases in certain generation costs and inflation.  Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs.  Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchase a substantial amount of electricity from Itaipu under take or pay obligations at prices that are governed by regulations adopted under an international agreement.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity.  In 2017, we purchased 11,779 GWh of electricity from Itaipu (15.1% of the electricity we purchased in terms of volume), as compared to 10,497 GWh (16.4% of the electricity we purchased in terms of volume) in 2016. The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness.  Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real depreciates against the U.S. dollar (and decreases when the real appreciates).  The change in our costs for Itaipu electricity in any year is subject to the Parcel A Cost recovery mechanism described below.

Most of the electricity we acquired in the Free Market was purchased by our commercialization subsidiary CPFL Brasil, which resells electricity to Free Consumers and other concessionaires and licensees (including our subsidiaries).

Recoverable Cost Variations—Parcel A Costs

We use the CVA (the Parcel A cost variation account) to recognize some of our costs in the distribution tariff, referred to as “Parcel A Costs”, that are beyond our control. When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments.

The costs of electricity purchased from Itaipu are set in U.S. dollars and are therefore subject to U.S. dollar exchange rates. If the U.S. dollar appreciates against the real, our costs will increase and, consequently, our income will decrease in the same period. These losses will be offset in the future, when the next annual tariff adjustments occur.

See note 8 to our consolidated financial statements and “—Sector financial asset and liability”.

c) impact of inflation, changes in prices of main inputs and products, exchange and interest rate on the operating and financial results of the issuer;

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins.

Some factors may significantly affect demand for electricity, depending on the category of consumers:

•         Residential and Commercial Consumers.  These segments are highly affected by weather conditions, labor market performance, income distribution and credit availability, amongst other factors.  Elevated temperatures and increases in income levels cause an increased demand for electricity and, therefore, increase our sales.  Conversely, rising unemployment and decreasing household income tend to reduce demand and depress our sales.

•         Industrial consumers.  Consumption for industrial consumers is related to economic growth and investments, mostly correlated to industrial production.  During periods of financial crisis, this category suffers the strongest impact.

Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation‑indexed debt instruments.  We are able to recover a portion of these increased costs through a recovery mechanism, but there is a delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments.  The amounts owed to us under Parcel A Costs are primarily indexed to the variation of the SELIC rate until they are passed through to our tariffs and Parcel B costs are indexed to the IGP-M net of factor X.

Depreciation of the real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu Power Plant, a Hydroelectric Facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.

The following table shows the main performance indicators of Brazilian economy for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
Growth in GDP (in reais) (1)	1.0%	(3.6%)	(3.8%)
Unemployment rate ‑ % average(2)	12.7%	12.6%	8.5%
Credit to individuals (non‑earmarked resources) ‑ % GDP	13.0%	12.9%	13.5%
Growth in Retail Sales	2.0%	(6.4%)	(4.0%)
Growth (contraction) in Industrial Production	2.5%	(7.1%)	(8.1%)
Inflation (IGP‑M)(3)	(0.5%)	7.2%	10.5%
Inflation (IPCA)(4)	2.9%	6.3%	10.7%
Average exchange rate–US$1.00(5)	R$3.202	R$3.483	R$3.339
Year‑end exchange rate–US$1.00	R$3.308	R$3.259	R$3.905
Depreciation (appreciation) of the real vs. U.S. dollar	1.5%	(16.5%)	47.0%

Sources:  Focus Report, Fundação Getúlio Vargas, Instituto Brasileiro de Geografia e Estatística and the Brazilian Central Bank.

(1)    Source:  Focus Report.

(2)   Unemployment rate based on the National Household Sampling Survey (Pesquisa Nacional por Amostra de Domicílios, or PNAD), released by the Instituto Brasileiro de Geografia e Estatística (IBGE).

(2)   Inflation (IGP‑M) is the general market price index measured by the Fundação Getúlio Vargas.

(4)   Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística (IBGE) and the reference for inflation targets set forth by the Brazilian Monetary Council (Conselho Monetário Nacional, or CMN).

(5)   Represents the average of the commercial selling exchange rates on the last day of each month during the period.

The years 2015 and 2016 in Brazil were marked by strong economic contraction with significant political crises and uncertainties, and poor economic indicators. However, in 2017, the Brazilian economy began to improve, showing recovery in principal areas of activity and financial indicators, with GDP growth of 1.0% (compared with negative growth of 3.6% and 3.5% in 2016 and 2015, respectively), according to the Brazilian Central Bank.

            Employment and income indicators, which are all key indicators of electrical energy consumption, also showed recovery in 2017 and helped to boost domestic activity. According to IBGE, in 2017 household consumption had increased 1.0% compared with negative growth of 3.2% and 4.3% in 2015 and 2016, respectively.

            Our industry also experienced positive results in 2017, showing annual growth of 2.5% in 2017, according to IBGE, and experiencing the highest rate of exports in the last five years, according to the Industry and Foreign Trade Ministry. This growth was a result of international demand, which benefited from a favorable exchange rate and the 3.5% growth in world GDP, according to the International Monetary Fund.

            In 2017, the inflation rate (IPCA) reached the lowest level in 20 years (2.9% e.o.p.), which allowed for a more flexible monetary policy. As a result, the Brazilian Central Bank was able to sustain continued decrease in the Selic interest rate throughout the year, reaching 7.00% by year-end.

            However, despite the improvement in various macro factors in 2017, Brazil continues to experience successive downgrades of the country’s credit rating:  Standard & Poor’s (September 2015 and January 2018); Fitch Ratings (December 2015); Moody’s Investors Service (February 2016). These devaluations reflect continued adverse fiscal developments and continued political uncertainty in Brazil.

            Our credit risk and debt securities are rated by Standard and Poor’s and Fitch Ratings. These classifications reflect, among other factors, the outlook for the Brazilian electricity sector, the political and economic context, country risk, hydrological conditions in the areas where our plants are located, our operational performance and our level of debt.  Our rating were reduced in 2016 from AA+ to AA- by Standard and Poor’s as a result of the downgrading of Brazil’s investment grade due to changes in economic and political scenarios, as mentioned in the paragraph above. Despite the downgrading of Brazil’s investment grade in September 2015, Fitch Ratings did not reduce our rating in 2016, maintaining it at AA. As of the date of this report, our ratings from both agencies have been sustained.

10.3. Discussions and Analysis of the officers on the relevant effects that the events below have caused or are expected to cause to the issuer’s financial statements and results

a) introduction or disposal of operational segment

Not applicable, as the company did not introduce or dispose any operational segments.

b) organization, acquisition or disposal of equity interest

In January 2015, approval was granted for establishing CPFL Transmissora Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), a subsidiary of CPFL Geração. The new subsidiary’s objective is to operate electric energy transmission concessions, including activities of construction, implementation, operation and maintenance of installations for transmission of power from the basic grid of the Brazilian National Interconnected System (“SIN”).

In August 2015, the company CPFL GD S.A. was established as a wholly owned subsidiary of CPFL Eficiência Energética S.A. mainly aimed at providing services and general consulting for the electric energy market and selling goods related to central electric energy stations.

In an Extraordinary Shareholders’ Meeting held on September 30, 2015, our shareholders approved an internal transaction in which we transferred the Macaco Branco and Rio de Peixe plants from CPFL Centrais Geradoras Ltda.  to CPFL Geração, in return for newly-issed shares of CPFL Geração in the amount of R$4 million, the book value of the plant transferred.  This transaction did not impact our consolidated financial statements for 2015.

On June 15, 2016, our subsidiary CPFL Jaguariúna Participações Ltda. agreed to acquire 100% of AES Sul Distribuidora Gaúcha de Energia S.A.  (which subsequently changed its name to RGE Sul Distribuidora de Energia S.A., or RGE Sul) from AES Guaíba II Empreendimentos Ltda.  RGE Sul acts as an electric energy distributor in the State of Rio Grande do Sul and has the exclusive right for distribution of energy to the captive market of 118 cities in the State.  The transaction closed on October 31, 2016, and the financial results of RGE Sul are reflected in our consolidated financial statements for November and December 2016.  The purchase price after adjustment amounted to R$1,592 million.  After accounting for R$95 million in cash and cash equivalents acquired within RGE Sul, our net cash outflow on acquisition of RGE Sul was R$1,497 million.

At the Extraordinary General Meetings (“EGM”) held on December 15, 2017, approval was given for the merger of CPFL Jaguariúna into RGE Sul. Accordingly, the merged company was wound up and RGE Sul became the successor to its assets, rights and obligations.

At the time of the merger, the concepts of CVM Instructions No. 319/99 and 349/01 were applied, which resulted in the recognition of a goodwill rectifying account, generating a tax credit of R$ 100 million (note 9 to our audited annual consolidated financial statements). To reassess its investments, the Company and CPFL Brasil recognized, proportionally to its investments in RGE Sul, (i) a reassessed concession intangible asset of R$ 148 million and R$ 46 million respectively, totaling R$ 194 million corresponding to the fair value adjustment (value added) of the intangible assets relating to the distribution infrastructure and the right to operate the concession; and (ii) a net adjustment corresponding to the surplus value and decrease in  value in the amounts of R$ 66,607 and R$ 20 million, respectively, corresponding  to the fair value of the provision for tax, civil and labor risks, decrease in value of consumers, and surplus value of indemnification asset. Both amounts are non-deductible for tax purposes for the Company and for CPFL Brasil.

On November 21, 2017, ANEEL through Resolution No. 6,723/2017 authorized the grouping of the power distribution companies Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Sul Paulista de Energia, Companhia Luz e Força de Mococa and Companhia Jaguari de Energia, pursuant to Normative Resolution No, 716/2016 of May 3, 2016. Effective as of January 1, 2018, the operations of these subsidiaries are controlled only by Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”. This operation was approved by the Extraordinary General Meetings (“EGM”) held on December 31, 2017 at the grouped companies.

c) unusual events or operations

Not applicable as there were no unusual events or operations in the period.

10.4. Discussions and Analysis on:

a) significant changes to the accounting practices

2017

The 2017 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2017. These pronouncements did not have any significant effects on our consolidated financial statements.

2016

The 2016 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2016. These pronouncements did not have any significant effects on our consolidated financial statements, except for the effects described in note 2.8 of our financial statements.

In addition, after the review of their accounting practices, the Company and its electricity distribution subsidiaries, for a better presentation of their operating and financial performance, concluded that the adjustment of the expected cash flow of the indemnifiable concession financial asset of each distribution company, originally presented in the line item of finance income, within finance income (costs), should be more properly classified in the group of operating income, together with the other income related to their core activity. This allocation reflects more accurately the electricity distribution business model and allows a better presentation regarding its performance. This conclusion is based on the fact that:

i. Investing in infrastructure is an essential activity of the electricity distribution business whose management model is to construct, maintain and operate this infrastructure;

ii. Most players in distribution activity, as well as Transmission companies, have already adopted such classification, which improves comparability of financial statements among industry companies;

iii. Increase of inflation rates observed over the past few years has contributed to the rise of Concession Financial Asset’s carrying amount, which has contributed for the increasing relevance of such income in company’s consolidated income statement.

2015

The 2015 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2015. These pronouncements did not have any significant effects on our consolidated financial statements.

b) significant effects of changes in accounting practices

There were no significant changes in the accounting practices adopted by the Company in the years of 2017 and 2015.

In the year of 2016, according to the guidance in CPC 23 / IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiaries changed their accounting policy previously adopted to an accounting policy that better reflects the business performance of the Company and its subsidiaries (as stated in item a) above) and, therefore, made the retrospective reclassifications in their statements of profit or loss and value added, originally issued on March 7, 2016.

The reclassifications made do not change the total assets, equity, profit for the year or the statement of cash flows for the year. Effects of such change in statements of profit or loss and value added for the year are presented in note 2.8 to our consolidated financial statements.

c) notes and emphases presented in the auditor’s opinion

2017

There were no notes and/or emphases presented in the auditor’s opinion in the year of 2017, issued by KPMG Auditores Independentes, on March 20, 2018.

10.5. Notes and comments of the officers on the critical accounting policies adopted by the issuer, exploring in particular accounting estimates made by management on uncertain and relevant matters for the description of the financial status and results, which require subjective or complex valuations, such as: reserves, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, adjustments of foreign currency, environmental remediation, testing criteria for asset recovery and financial instruments.

In preparing the financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and the estimates involve judgments we make based on the information available. It is also discussed determined accounting policies related to regulatory matters. In the discussion below, we have identified several other matters that would materially affect our financial presentation if either (i) we used different estimates that we could reasonably have used or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those most important estimates based on the degree of uncertainty and the likelihood of a material impact if a different estimate was used. There are many other areas in which estimates about uncertain matters are used, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see the notes to our consolidated financial statements for a more detailed discussion of the application of these and other accounting policies.

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, intangible assets and investments, comprise a significant amount of the total assets. Balances presented on our balance sheet are based on historical costs net of accumulated depreciation and amortization. We are required under CPC 01 to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, it is mandatory to recognize a loss by writing off part of their value. The analysis performed requires that it is estimated the future cash flows attributable to these assets, and these estimates require a variety of judgments about the future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity. Changes in these judgments could require the Company and its subsidiaries to recognize impairment losses in future periods. For the year 2017 we have recognized a loss of R$ 21 million related to provisions for impairment of long-lived assets and for the years 2016 and 2015 we recognized R$ 48 million and R$ 39 million, respectively, related to noncurrent assets (see notes 13.1 and 14.2 of our consolidated financial statements.

Impairment of financial assets

A financial asset not measured by its fair value using the result is evaluated upon each presentation date to assess if there is objective evidence that the asset has lost any of its recoverable value that may occur after initial recognition of the asset in question, and that may have a negative effect on future projected cash flow.

Our subsidiaries and we evaluate evidence of impairment for receivables and investments held until maturity on both an individual and collective levels for all significant items. Receivables and investments held to maturity that are not individually important are evaluated collectively to assess impairment of the group of securities with similar risk characteristics.

Upon assessing an impairment loss on a collective basis, we utilize historic trends for probability of delinquency, recovery periods and the incurred loss values, which are adjusted to reflect management’s judgment of if the economic and current credit conditions are such that the real losses will likely be greater or smaller than those suggested by historic trends.

The decrease of the recoverable value (impairment) of a financial asset is recognized as follows:

•       Amortized cost: the difference between the book value and the current value of estimated future cash flow, minus the effective original interest rate on the asset. Losses are recognized in the result and reflected in a provision against receivables. Interest on an asset that has lost its value continues to be recognized through a reversal of the discount. When an subsequent event leads to the reversal of the loss of value, a decrease in impairment is reversed and recorded under credit in the result.

•       Available-for-sale: the difference between acquisition cost, net of any reimbursement or principal amortization, and the current fair value, minus any other decrease for impairment previously recognized in the result. Losses are recognized in the result.

For financial assets recognized by the amortized cost and/or debt instruments classified as available for sale, if there is an increase (gain) in periods following recognition of the loss, the loss is reversed against the result. Nonetheless, any subsequent recovery of the fair value of an equity share classified as available for sale and had registered an impairment loss, any increase in fair value is recognized in other extensive results.

Pension Liabilities

We sponsor pension plans and disability and death benefit plans covering substantially all our employees. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions, including discount rates, inflation and etc. For further information about the actuarial assumptions see note 18 to our consolidated financial statements.

Deferred Tax Assets and Liabilities

We account for income, which requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in our financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

We regularly review our deferred tax assets for recoverability. If evidences are not enough to prove that it is more likely than not that we will not recover such deferred tax assets, then such asset is not registered in the balance sheet of the company. Also, if there are no evidences that allow us to expect sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Provisions for tax, civil and labor risks

We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other matters.

Accruals for provision for tax, civil and labor risks are estimated based on historical experience, the nature of the claims, and the current status of the claims. The evaluation of these risks is performed by various specialists, inside and outside of the company. Accounting for provision for tax, civil and labor risks requires significant judgment by Management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to provision for tax, civil and labor risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.

Financial Instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future payment flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” and also includes the debtor's credit risk rate. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period. The methodology adopted for fair value measurement of these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimate to adjust the original base to the adjusted value at subsequent dates, in accordance with the tariff review process.

Depreciation and Amortization of Intangible Assets

We account for depreciation using the straight line method, at annual rates based on the estimated useful life of assets in accordance with ANEEL and adopted local practices.

Amortization of intangible assets varies according to the way they are acquired:

•         Intangible assets acquired in a business combination: The portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Such amounts are amortized over the remaining term of the concessions, on a straight line basis or based on the net income curves projected for the concessionaires, as applicable;

•         Investments in infrastructure (application of ICPC 01 and IFRIC 12 – Concession Agreements): Since the concession term is contractually defined, intangible assets acquired as investment in infrastructure have a pre determined useful life. We account for the amortization of these assets using a curve that reflects the consumption standard as compared to the expected profits;

•         Public utilities: We account for the amortization of intangible assets relating to our use of a public asset using the straight line method for the remaining term of the concession.

10.6. Description by the officers of relevant items not evidenced in the financial statements of the issuer

a)    the assets and liabilities held by the issuer, directly or indirectly, which are not shown in its balance sheet (off-balance sheet items):

i.    operational commercial leasing, active or passive;

ii.   portfolios of receivables written off over which the entity has any liabilities, indicating the respective liabilities

iii. agreements for future purchase and sale of products or services;

iv. construction services not yet concluded;

v.   agreements for future receipt of financing;

As of December 31, 2017, there were no items that fail to appear on our balance sheet that have, or may come to have, a relevant effect on our financial condition, revenue or expenses, operating results, liquidity, investments or capital funds.

The Company has contractual obligations and commitments, such as commitments related to long-term contracts for the purchase and sale of energy and projects for the construction of plants, which are presented in a table in item 10.1, c, herein.

b)    other items not evidenced in the financial statements.

There are no other relevant items not evidenced in the financial statements of the issuer.

10.7. In regard to each of the items not evidenced in the financial statements indicated in item 10.6, the officers must discuss on:

a)        how such items change or may come to change the revenues, expenses, operational result, financial expenses and other items of the financial statements of the issuer;

There are no other relevant items not recorded in the financial statements.

b)                    the nature and purpose of the operation;

There are no other relevant items not recorded in the financial statements.

c)         the nature and amount of the obligations undertaken and the rights granted to the issuer in view of the transaction.

There are no other relevant items not recorded in the financial statements.

10.8. The officers must indicate and discuss on the main elements of the business plan of the issuer, exploring in particular the following topics:

a) investments, including:

i. quantitative and qualitative description of the ongoing investments and the expected investments;

The main investments in the last years have been allocated for the maintenance and improvement of the distribution network and energy generation projects. The chart below presents the investments of the Company in the years ended on December 31, 2017, 2016 and 2015, and the forecast for the five-year period of 2018-2022:

				Year ended on December 31
	2015	2016	2017	2018*	2019*	2020*	2021*	2022*
				(in millions)

Distribution	868	1,201	1,883	1,797	1,990	2,157	2,063	1,795
Generation	7	8	9	24	11	6	11	10
Renewables	494	979	621	237	86	33	17	20
Commercialization and other investments	59	50	58	81	21	20	26	27
Total	1,428	2,238	2,570	2,139	2,108	2,217	2,117	1,852
	*Planned investment, considering the Company’s forecast

In addition to the capital expenditures shown above, we invested R$46 million for the year ended December 31, 2017 (R$51 million for the year ended December 31, 2016), related to the construction of our transmission lines (under our Transmission activities), which according to the requirements of ICPC 01/IFRIC 12, it was recorded as “Financial Asset of Concession” in noncurrent assets.

We plan to make capital expenditures aggregating approximately R$2,139 million in 2018, R$2,108 million in 2019, R$ 2,217 million in 2020, R$ 2,117 million in 2021 and R$ 1,852 million in 2022.  Of total budgeted capital expenditures over this period, R$9,802 million are expected to be invested in our Distribution segment, R$393 million in our Renewable Generation segment and R$62 million in our Conventional Generation segment.  In addition, over this period, we plan to invest R$175 million in our commercialization and services activities.  Part of these expenditures, particularly in generation projects, is already contractually committed.

ii. Sources of financing for the investments;

The main sources of resources for our subsidiaries come from operating cash generation and financing. For the two-year period of 2017-2018, our subsidiaries plan to raise funds mainly by (i) new financing with BNDES, (ii) new funding with financial institutions and (iii) new debenture issuances.

iii. Ongoing relevant disinvestments and expected disinvestments;

Not applicable in view of there being, currently, any disinvestment ongoing, as well as no disinvestment being expected to occur.

b)    provided already disclosed, indicate the acquisition of new plants, equipment, patents or other assets which may materially influence the productive capacity of the issuer;

2017

  There was no acquisition of new plants, equipment or other assets which may materially influence the productive capacity of the Company.

2016

•         On June 15, 2016, our subsidiary CPFL Jaguariúna Participações Ltda. agreed to acquire 100% of AES Sul Distribuidora Gaúcha de Energia S.A.  (which subsequently changed its name to RGE Sul Distribuidora de Energia S.A., or RGE Sul) from AES Guaíba II Empreendimentos Ltda.  RGE Sul acts as an electric energy distributor in the State of Rio Grande do Sul and has the exclusive right for distribution of energy to the captive market of 118 cities in the State.

2015

  There was no acquisition of new plants, equipment or other assets which may materially influence the productive capacity of the Company.

For further information on acquisitions of plants and other assets, see item 10.3.b above.

c) new products and services:

i.   description of ongoing researches already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

ii. total amounts expend by the issuer in research for the development of new products and services;

Not applicable in view of the fact that there are no new products or services under development.

iii. projects in development already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

iv. total amounts expend by the issuer in the development of new products or services.

Not applicable in view of the fact that there are no new products or services under development.

10.9. Discussion and analysis of the officers on other factors which may significantly influence the operation performance and that have not been identified or discussed in other items of this section.

There are no other factors which may significantly influence the operational performance of the company that have not been mentioned in this section.

*******

ANNEX II

APPENDIX II

ALLOCATION of NET INCOME

 ANNEX 9-1-II OF CVM INSTRUCTION No. 481/2009

1.     Inform the net income in the fiscal year.

2017 (R$)
1.179.750.404,81

2.     Inform the total amount and amount per share of the dividends, including any prepaid dividends and already declared interest on equity.

2017
(R$)
Global amount Interim dividends paid Undistributed dividends	280,190,721.14 - 280,190,721.14
Dividend per share (R$ per unit)	0.275259517

Management proposes to the General Meeting the distribution of dividends in the total amount of R$280,190,721.14. There was no prepayment of dividends by the Company during 2017. Thus, the amount to be distributed as dividends amounts to R$280,190,721.14, which corresponds to R$0.275259517 per share.

3.     Inform the percentage of distributed net income in the fiscal year.

2017
25%

4.     Inform the total amount and amount per share of the distributed dividends based on net income in prior fiscal years.

Not applicable, as there was no result to be distributed from previous fiscal years.

5.     Inform, deducting any prepaid dividends and already declared interest on equity.

a.     the gross amount per share of dividends and interest on equity, separately for each type and class of share.

1

	2017 (R$)	Per Share (Common) (R$)
Dividend	280,190,721.14	0.275259517

2

For this fiscal year, considering the current economic scenario and uncertainties regarding market projections for distributors, the Company’s Management proposes the allocation of R$ 746,540,546.94 to the statutory reserve for working capital improvement.

b.     The form and date for the payment of dividends and interest on equity.

Dividends, except when approved otherwise by the Meeting of Shareholders, are paid within sixty (60) days of the date on which their distribution is approved and, in all cases, within the fiscal year, pursuant to Article 31 of the Bylaws.

The Company declares dividends from interim semi-annual balance sheets, which are paid on a date to be determined by the Executive Board, in accordance with the availability of funds, observing the above mentioned term for payment, pursuant to Article 17 (U) of the Bylaws.

In addition, the Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9 of Law 9,249/95 and to Article 17 of the Bylaws and calculate them towards the minimum mandatory dividends.

c.     Any restatement and interest applicable on the dividends and interest on equity.

The Company does not monetarily restate or pay interest on dividends attributed to shareholders or on interest on equity, pursuant to Article 33 of its Bylaws.

d.     Declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive aforesaid payments.

The declaration will be made on the date of the Ordinary and Extraordinary General Meeting, that is, April 27, 2018.

6.     If there were any declarations of dividends or interest on equity based on the net income ascertained by semiannual balance sheets or statements for shorter periods.

a.     Inform the amount of already declared dividends or interest on equity.

Not applicable, since the Company does declared dividends or interest on equity based on semiannual balance sheets.

b.     Inform the respective payment dates.

Not applicable, since the Company does declared dividends or interest on equity based on semiannual balance sheets.

7.     Provide a comparative table indicating the following amounts per share for each type and class of share:

3

a.     Net income for the fiscal year and in the three (3) prior fiscal years.

2017 (R$/share)(1)	2016 (R$/share) (1)	2015 (R$/share) (1)
1.158987439	0.885029669	0.871025159

(1)       The calculation per share was based on net income as of December 31 of the respective fiscal year, divided by the number of shares on the same date.

b.     Distributed dividends and interest on equity in the three (3) most recent fiscal years.

2017 (R$/share)	2016 (R$/share)	2015 (R$/share)
0.275259517	0.217876793	0.206868475

(1) The calculation per share was based on the dividends for the respective fiscal years, divided by the number of shares on the same date.

8.     If net income was allocated to the legal reserve.

a.     Identify the amount allocated to the legal reserve

2017 (R$)
58,987,520.24

b.     Detail the method for calculating the legal reserve.

The amount allocated to the Legal Reserve corresponds to five percent (5%) of the net income for the fiscal year, up to the limit of twenty percent (20%) of the subscribed capital.

9.     If the company has preferred shares entitling to fixed or minimum dividends.

a.     Describe the method for calculating the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

b.     Inform if the net income in the fiscal year is sufficient for the full payment of the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

4

c.     Identify if any unpaid portion is cumulative.

Not applicable, since the Company does not issue preferred shares.

d.     Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

e.     Identify the amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

10. Regarding the mandatory dividend.

a.     Describe the calculation method provided for in the Bylaws.

Article 28 of the Bylaws of the company provides for the distribution to its Shareholders a minimum of twenty-five percent (25%) of adjusted net income, pursuant to Article 202 of Law 6,404 of December 15, 1976, as amended.

b.     Inform if it is being fully paid.

Yes. In the three (3) most recent fiscal years, the amount paid as dividends was equal or exceeded the minimum provided for by the Company's Bylaws.

c.     Inform any amount withheld.

No portion of the mandatory dividend is being withheld.

11. If the mandatory dividend was withheld due to the company's financial situation.

a.     Inform the amount withheld.

No proposal was made to withhold the minimum mandatory dividend.

b.     Describe in detail the company's financial situation, including the aspects related to the analyses of liquidity, working capital and positive cash flows.

No proposal was made to withhold the minimum mandatory dividend.

c.     Justify the withholding of dividends.

No proposal was made to withhold the minimum mandatory dividend.

5

12. If net income was allocated to the contingency reserve.

a.     Identify the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

b.     Identify the loss considered probable and the associated cause.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

c.     Explain why the loss was considered probable.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

d.     Justify the recording of the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

13. If net income was allocated to the unearned profit reserve.

a.     Inform the amount allocated to the unearned profit reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

b.     Inform the nature of the unearned profit that led to the creation of the reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

14. If net income was allocated to the statutory reserves.

a.     Describe the clauses in the Bylaws that establish the reserve.

In addition to the legal reserve, Reserves for Contingencies, Tax Risks and Unrealized Profits, the Bylaws also provides for the following reserves: (i) Reserve for Adjustment of the Financial Asset of Concession1; and (ii) reserve for working capital improvement, in accordance with Article 27, Paragraph2 of the Bylaws, in verbis:

6

1 The Management is in the process of requesting ANEEL's consent for the extinction of this reserve, subject to subsequent approval at the Annual Extraordinary/Ordinary Shareholders´ Meeting.

“Article 27 - The fiscal year shall end on December 31 of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the balance of cash and cash equivalents, broken down in operating, financing and investment cash flows. The financial statements for the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the net income for the year.

(...)

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other allocation, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) constitution of the Reserve for Adjustment of Financial Assets of Concession, either monthly or any other interval defined by the Company, using the gain or loss from the change in the expected cash flows from the Financial Asset of Concession of the subsidiaries, booked in the Company’s income statement, net of taxes, through the equity income method. The amount to be allocated to said reserve will be limited to the balance in the "Retained Earnings or Accumulated Losses" account after any accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:

(i) the Reserve for Adjustment of Financial Assets of Concession will be realized at the end of the concession period of the subsidiaries, when the indemnification is paid by the government and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”.

(ii) the balance in the Reserve for Adjustment of Financial Assets of Concession cannot exceed the balance of the Financial Asset of Concession booked in the consolidated financial statements of the Company;

d) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital improvement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

e) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Financial Assets of Concession and the Legal Reserve, in this order, the last to be absorbed.

b.     Identify the amount allocated to the reserve.

Statutory reserves recorded in the 2017 fiscal year are composed of: (i) R$ 123,672,514.04 for Reserve for Adjustment of Financial Assets of Concession and (ii) R$746,540,546.94 for the working capital improvement reserve.

On December 31, 2017 the balance of statutory reserves came to (i) financial asset of concession: R$826,600,358.43 and (ii) Working capital improvement: R$1,292,045,940.52.

c.     Describe how the amount was calculated.

Financial assets of concession

The statutory reserve is calculated based on the adjustment of expected cash flow of the financial asset of concession of the group’s distributors, as a result of montly monetary restatements for IPCA inflation index, and regularly due to the Tariff Revision process, based on the Regulatory Remuneration Base (“BRR”).

7

Working capital improvement

Considering (i) the current economic scenario, (ii) an inability to forecast future hydrologic conditions, and (iii) uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases, the Company’s Management proposes the allocation of R$746,540,546.94 to the statutory reserve for working capital improvement.

15. If the withholding of net income was provided for in the capital budget.

a.     Identify the amount withheld.

Not applicable as the Company does not allocate a portion of profits to the capital budget.

b.     Provide a copy of the capital budget.

Not applicable as the Company does not allocate a portion of profits to the capital budget.

16. If net income was allocated to the fiscal incentive reserve.

a.     Inform the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

b.     Explain the nature of the allocation.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

*******

8

ANNEX III

ANNEX III

12. INFORMATION REGARDING THE APOINTED CANDIDATES FOR MEMBERS OF THE BOARD OF DIRECTORS AND MEMBERS OF THE FISCAL COUNCIL

12.5. Information of the candidates to directors and members of the fiscal council of the issuer

The table below shows the key information of the candidates to the positions of members of the Board of Directors:

(a) Name	(b) Date of birth	(c) Profession	(d) CPF or passport	(e) Elective office to be occupied	(f) Date of election	(g) Date of possession	(h) Term of Office	(i) Other positions or functions in the Company	(j) Indicated by the controller shareholder	(k) Independent Member	(l) Consecutive Mandates (ii)
Bo Wen	17/12/1965	Administrator	PE0602516	Standing Member of the Board of Directors	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	No	Yes	No	0

Shirong Lyu

	03/09/1964 Shirong Lyu	Administrator	PE1386983	Standing Member of the Board of Directors	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	No	Yes	No	0
Yan Qu	07/08/1965	Administrator	061.362.877-22	Standing Member of the Board of Directors	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	No	Yes	No	2
Yumeng Zhao	28/08/1973	Administrator	239.777.708-88	Standing Member of the Board of Directors	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	Deputy Chief Executive Officer	Yes	No	2
Andre Dorf	27/03/1973	Administrator	170.751.778-93	Standing Member of the Board of Directors	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	Chief Executive Officer	Yes	No	2
Antonio Kandir	02/05/1953	Engineer	146.229.631-91	Standing Member of the Board of Directors (Independent Member)	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	No	Yes (i)	Yes (i)	3
Marcelo Amaral Moraes	10/07/1967	Administrator	929.390.077-72	Standing Member of the Board of Directors (Independent Member)	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	No	Yes	Yes	2

(i) In view of the provisions of item 4.3 of the Regulation of New Market (Regulação do Novo Mercado), which determines the filling of at least 20% (twenty per cent) of the positions of the Board of Directors by independent member, the controlling shareholders appoint Mr. Antonio Kandir to held, together with Mr. Marcelo Amaral Moraes, the positions of independent member of the Board of Directors.

The Company informs that in order to determine the independence of the Director, it uses the criterion expressed in the Novo Mercado Regulation, as defined in article 16, paragraphs 1 and 2 of the Regulation. And

(ii) Refers to the number of consecutive terms, considering that they are elected at the AGM of 04/27/2018.

The table below shows the key information of the candidates to the positions of members (seating and alternate) of the Fiscal Council:

(a) Name	(b) Date of birth	(c) Profession	(d) CPF or passport	(e) Elective office to be occupied	(f) Date of election	(g) Date of possession	(h) Term of Office	(i) Other positions or functions in the Company	(j) Indicated by the controller shareholder	(k) Independent Member	(l) Consecutive Terms of office
Lisa Gabbai	17/08/1984	Accountant	326.680.018-46	Standing Member of the Fiscal Council	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	No	Yes	No	0
Ran Zhang	23/02/1983	Accountant	063.980.997-96	Standing Member of the Fiscal Council	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	No	Yes	No	2
Chenggang Liu	09/01/1976	Accountant	063.843.197-21	Deputy Member of the Fiscal Council	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	No	Yes	No	2
Jia Jia	26/10/1982	Accountant	063.817.437-60	Deputy Member of the Fiscal Council	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	No	Yes	No	2
Ricardo Florence dos Santos	26/02/1955	Administrator	812.578.998-72	Standing Member of the Fiscal Council	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	No	Yes	Yes	2
Reginaldo Ferreira Alexandre	03/03/1959	Economist	003.662.408-03	Deputy Member of the Fiscal Council	27.04.2018	To be confirmed	Until Shareholders Ordinary General Meeting of 2019	No	Yes	Yes	2

12.5.(m). Information about the candidates for directors and members of the fiscal council of the issuer

Member of the Board of Directors: Bo Wen

Graduated and got the bachelor’s degree of engineering in Power System and Automation from Chongqing University of China in 1988, got the master's degree in Management Science from Xian Jiaotong University of China in 2002. He began his career in State Grid Gansu Electric Power Company, having experience in the field of grid planning, grid dispatch, project design and construction, grid operation and maintenance, procurement, rural electrification, law and policy research, as well as enterprise management, serving as field engineer, section head, division head, general manager, department director, deputy chief engineer in different regional branches and headquarters. In 2005, he was appointed as senior vice president of State Grid Gansu Electric Power Company. In 2009, he was appointed as Executive vice president of State Grid Xinjiang Electric Power Company. Since 2011, he has been serving as the Director General of the Philippine Office of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia), and concurrent Senior Vice president of State Grid International Development Corporation. Beginning from 2011, he has been serving as director of the Board of National Grid Corporation of the Philippines and Concurrently serving as Chief Technical Officer of the corporation for more than 7 years. He is not considered as a politically exposed person.

Member of the Board of Directors: Shirong Lyu (also spelled Shirong Lü)

Graduated in Electrical Power Systems and Automation from Xi'an Jiaotong University (1983-1987), and the Doctor's degree in Electrical Power Systems and Automation from Xi'an Jiaotong University（1995-1999）. He began his career in the electric power sector of State Grid Group, and of which CPFL Energia was a member, in Northwest China Gird Company Limited, where he served as Director of Construction Department since 2003. He was also the Deputy Director General of SGCC’s Office in the Philippines and Head of P&E Group of National Grid Corporation of the Philippines (NGCP) (2007-2010), Vice President of State Grid Brazil Holding Company (2010-2014), Vice President of State Grid International Development Co., Ltd. (2014-2016). Since 2016, he has been serving as the Deputy Director General of International Cooperation Department of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia). He is not considered a politically exposed person.

Member of the Board of Directors: Yang Qu

Graduated in Electrical Power Systems and Automation from Chengdu University of Science and Technology (1982-1986). Since 1986, in the State Grid group, and of which CPFL Energia was a member, he began his career in Henan Transmission and Transformation Engineering Company (1986-2003). Between 2003 and 2006, he served as Deputy Chief Engineer and Director at the Henan Transmission and Transformation Engineering Company/ State Grid Henan Electric Power Company's Office in Vietnam. Then he held the position of Deputy Director of State Grid Henan Electric Power Company in Vietnam Office (2006-2008), Deputy Director at General Office of the International Cooperation Department of the State Grid Corporation of China (2008-2009), Deputy Director of the International Business Department of State Grid International Development Co., Ltd (2009-2010), and Director (2011-2014) of the Business Development Department of State Grid Brazil Holding SA. Since 2014, he has been serving as the Vice President of State Grid Brazil Holding SA. He is not considered a politically exposed person.

Member of the Board of Directors: Yumeng Zhao

Graduated in Eletromagnetic Instruments and Measuring from Huazhong University of Science and Technology (1990-1994) and the master's degree in Business Administration from the Royal Melbourne Institute of Technology, and the Master's degree in Electrical Power System and Automation from Hefei University of Technology. He began his career in 1994, in the electric power sector of State Grid Group, of which CPFL Energia was a member, in Hefei Electric Power Company, where he held the position of Head of the Marketing Department (2004 -2006), also as the manager of the Marketing Department of State Grid Anhui Electric Power Company(2006), Vice-President of Xuancheng Electric Power company from 2006 to 2009, President of Chuzhou Electric Power Company from 2009 to 2013 and President of Anqing Electric Power Company since 2013. He is currently the Deputy CEO  of CPFL Energia S.A.. He is not considered a politically exposed person.

Member of the Board of Directors: Andre Dorf

Graduated in business administration from Fundação Getúlio Vargas-FGV. He began his career in investment banking, where he worked from 1996 to 2003 in financial institutions such as Banco Patrimônio de Investimento (a joint venture with Salomon Brothers), Chase Manhattan Bank and J.P. Morgan (offices in São Paulo and New York). Between 2003 and 2010, he held senior positions at Suzano Papel e Celulose, where he served as President Officer of Suzano Energia Renovável (2010 to 2013), Executive Officer of Strategy, Business Development and Investor Relations (2008 to 2010), Executive Officer of the Unidade de Negócio Papel (2005 to 2008) and Executive Officer of Development, Business Development and I.T. (2003 to 2005). He was CEO of CPFL Renováveis from 2013 to 2016, and assumed the position of President Officer of CPFL Energia in 2016. He is not considered a politically exposed person.

Member of the Board of Directors: Antonio Kandir

He was Minister of Planning and Budget of the State, Congressman, President of Conselho Nacional de Desestatização, Governor in BID, Special Secretary of Economic Policy, President of the do Instituto de Pesquisa Econômica Aplicada (IPEA), President Officer of Kandir e Associados S/C Ltda (1992-1994) and coordinator of studies of Itaú Planejamento e Engenharia (1981-1982), officer of private equity and hedge funds. Partner at Governança &Gestão Investimentos Ltda. (since 2004) and GG Capital Investimentos Ltda. (2012-2016). He also worked as a professor at the Universidade Estadual de Campinas -UNICAMP, the Pontifícia Universidade Católica de São Paulo (1984-1985), Assistant Faculty Fellow at the University of Notre Dame (1987). Graduated at Mechanic Engineering at Escola Politécnica of the Universidade de São Paulo (USP), a master's degree in economics from the Universida de Estadual de Campinas - UNICAMP and Ph.d. in economics from the Universidade Estadual de Campinas – UNICAMP. Currently participates of the board of directors of the companies: (i) CSU Cadsystem, a high technology services provider company; (ii) Amil Saúde, a healthcare insurance company; (iii) Companhia Providência Indústria e Comércio, a nonwoven fabrics industry; (iv) GOL Linhas Aéreas Inteligentes, an aviation company; (v) Banco Ribeirão Preto, a financial institution. None of these companies is part of CPFL Energia's economic group, nor is it controlled by a shareholder holding more than 5% of the common shares of CPFL Energia. He is not considered a politically exposed person.

Member of the Board of Directors: Marcelo Amaral Moraes

Graduated in economics from the Federal University of Rio de Janeiro (UFRJ) (1986-1990), he completed an MBA from COPPEAD at UFRJ in November 1993, and a postgraduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas in November 2003. He is an Effective Member Of the Fiscal Council of Vale SA (since 2004), where he also held the position of Alternate Member of the Board of Directors (2003), is Chairman of the Fiscal Council of Aceco TI SA and member of the Board of Directors of Eternit SA. His main professional experiences in the last 5 years include: (i) Executive Officer of Stratus Investimentos Ltda. (from 2006 to 2010), private equity manager; (ii) Executive Officer of Capital Dynamics Investimentos Ltda. (from 2012 to 2015), private equity manager; and (iii) Observer Member of the Board of Directors of Infinity Bio-Energy S.A. (from 2011 to 2012). None of these companies are part of CPFL Energia's economic group, nor is it controlled by a shareholder holding more than 5% of the common shares of CPFL Energia. He is not considered a politically exposed person.

Standing Member of the Fiscal Council: Lisa Gabbai

Graduated in Economics from Tufts University and post-graduated in Corporate Finance from Fundação Getúlio Vargas. He began his career at the EcoDiesel Finance Department in Brazil (2008). He is currently the Manager of the Investment and Financing Department of State Grid Brazil Holding S.A., leading a team of 2 senior analysts. Not considered a politically exposed person.

Standing Member of the Fiscal Council: Ran Zhang

She holds a degree in accounting from London South Bank University (2002-2004) and a master's degree in accounting at Beijing Technology and Business University. Manager of the Financial Assets Department of the China Electric Power Technology Import and Export Corporation from 2009 to 2010, being responsible for the accounting and cost control in this sector. From 2010 to 2012, was responsible for the group taxation and internal risk control of State Grid International Development Co., Ltd, where she was also responsible for group consolidation accounting and group budgeting management of Financial Assets Department (2012-2016). She is currently Assistant Director of the Financial Department of the State Grid Brazil Holding S.A. and Chief Financial Officer of Belo Monte Transmissora de Energia S.A.. She is certified by The Association of Chartered Certified Accountants of the Chartered Certified Accountant. She is not considered a politically exposed person.

Standing Member of the Fiscal Council: Ricardo Florence dos Santos

He was Chief Financial Officer (CFO) of Marfrig Global Foods SA between 2013 and 2016 and as Investor Relations Officer between 2007 and 2014. He holds a Chemical Engineering degree from the Polytechnic School of USP and a Business Administrator from Mackenzie University. He holds an MBA in Strategy and Finance from IBMEC-SP. Previously he worked for the Groupo Pão de Açúcar for 16 years (1984-2000) in several positions as Director of Strategic Planning, Financial and Investor Relations Officer. He was also responsible for the investor relations areas of UOL Inc. (Folha de São Paulo Group - 2000/2001) and Brasil Telecom (2005-2007). He has taken part in several processes for the opening of capital, mergers, acquisitions and asset sales in the companies in which he worked. He was a member of the Board of Directors of Grupo Pão de Açúcar (1995-1999), UOL - Grupo Folha (2001), IBRI - Brazilian Investor Relations Institute (1998-2001), and of the Advisory Board of Dentalcorp S.A. (2002 to 2006). Since 2014 he has been a member of the Board of Directors of IBRI (Brazilian Institute of Investor Relations) for a term of office until 2017. Mr. Ricardo Florence dos Santos has stated to the Company that he is not a politically exposed person as defined in the applicable regulations. Mr. Ricardo Florence dos Santos does not hold positions in other companies or third sector organizations.

Deputy Member of the Fiscal Council: Reginaldo Ferreira Alexandre

Has 18 years’ experience in research, as analyst, coordinator and team boss at Citibank, Unibanco, Paribas, BBA Creditanstalt and Itau. He also has 5 years’ experience in the area of credit analysis (most at Citibank) and practice, having acted as administrator and assistant director in the consulting companies Accenture and Deloitte, in structured transactions related to the capital markets, as well as on activities in the area of Investment Banking, such as mergers and acquisitions and corporate reorganizations. Today, this experience extends to Proxycon Business Consulting (governance and corporate finance). He is also a member of the Conselho de NormasContábeis do Brasil (since 2005), Certified Investment Analyst, Portfolio Manager certified by the Brazilian Securities Commission (CVM), President of the Associação Brasileira de Pesquisa de Investimentos, Member of the corporate governance committee of the Câmara de Comércio Americana do Brasil (Amcham) one of the authors of the Brazilian Corporate Governance Code – Listed Companies (Código Brasileiro de Governança Corporativa – Companhias Abertas), Member of the Board of Corporate Governance of the Corporate Governance Commission (BM &F Bovespa).Mr. Reginaldo is a member of the Fiscal Council of the following publicly traded companies: (i) BRF S.A., food company (elected in April 2015 and re-elected in April 2016), (ii) Iochpe Maxion S.A., a company of wheels and auto parts (elected in April 2013 and re-elected in April 2014, 2015 and 2016), (iii) Petróleo Brasileiro S.A.-Petrobras, oil and gas company (elected in April 2013 and re-elected in April 2014 , 2015 and 2016); (iv) Ser Educacional S.A., educational company (Chairman of the Fiscal Council, elected in April 2015 and re-elected in April 2016) and (v) a deputy member of the Fiscal Council of Mahle Metal Leve SA, auto parts company (elected in April 2015 and re-elected in 2016). None of the above is part of the economic group of CPFL Energia, neither is controlled by shareholder owning more than 5% stake of common shares of CPFL Energia. He is not considered a politically exposed person.

Deputy Member of the Fiscal Council: Chenggang Liu

He holds a degree in accounting from Hunan University of Finance and Economics and a master's degree from the school of business at the University of Montreal. He acted as Officer of Financial Operations and Chief Accountant (2001-2004) of Changde Electric Power Industry Development Corporation and also as the Executive Vice President and Financial Officer (2005-2007) of the Changde Real Estate Development Company. From 2008 to 2015, he was the manager of the Human Resources Department of State Grid Hunan Electric Power Company, belonging to the State Grid Group. Since 2015, holds the position of Chief Financial Officer of the Xingu Rio Transmissora de Energia S.A. He not considered a politically exposed person.

Deputy Member of the Fiscal Council: JiaJia

Graduated in internationals marketing and finance in Swinburne University of Technology (2002-2005) and master in accountant and business law by Deakin University (2005-2008), both in Australia. From 2008 to 2010, he began his career at the Microfinance Department of Citibank in Melbourne in Australia. He served as a Project Finance Manager (2010-2013) and as Finance Supervisor (2013-2015) at Hubei Transmission and Transformation Engineering Company, belonging to the State Grid Group. He is currently the Finance Supervisor of Xingu Rio Transmissora de Energia S.A. He is not considered a politically exposed person.

12.5. (n). Description of any of the following events that have occurred in the last 5 (five) years (i). Any criminal conviction, (ii) any conviction in administrative process of CVM and their respective penalties, (iii) any final conviction, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity. Controlling Shareholders declared to CPFL Energia that the candidates appointed by them for the positions of Member of the Board of Directors and Fiscal Council has conditions to sign a declaration stating that have not suffered (i) any felony conviction (ii) conviction in administrative process of CVM, or (iii) final condemnation, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity

The Shareholders State Grid Brazil Power Participações Ltda. and ESC Energia S.A. declares to CPFL Energia that the candidates appointed by them for the positions of Member of the Board of Directors and Fiscal Council has conditions to sign a declaration stating that have not suffered (i) any felony conviction (ii) conviction in administrative process of CVM, or (iii) final condemnation, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity.

12.6. Percentage of participation in the meetings.

Board of Directors

Candidate	Total of meetings held by the respective body since its possession	Percentage of participation in meetings of the Board of Directors in the last financial year (%)
Bo Wen	n/a	n/a
Shirong Lyu	n/a	n/a
Yan Qu	27	100%
YumengZhao	27	100%
Andre Dorf	27	100%
Antonio Kandir	27	100%
Marcelo Amaral Moraes	22	75% (i)

(i)             O Sr. Marcelo somente foi eleito em abril/2017, tendo comparecido em 100% das reuniões realizadas após sua eleição.

Fiscal Council

Candidate	Total of meetings held by the respective body since its possession	Percentage of participation in meetings of the Fiscal Council in the last financial year (%)
Lisa Gabbai	n/a	n/a
Ran Zhang	5	45%
Ricardo Florence dos Santos	9	64%
Chenggang Liu	3	9%
Jia Jia	3	9%
Reginaldo Ferreira Alexandre	3	27%

12.7. Information about the members of the statutory committees, as well as the committees of audition, risk, finance and remuneration, although such committees are non-statutory

The following candidates for members of the Board of Directors participate in the Committees and Commissions listed below:

Candidate	Committees/Commission	Position
Yumeng Zhao	Human Resources Management	Deputy Member
Yumeng Zhao	Strategy	Standing Member
Marcelo Moraes	Related Parties	Standing Member

12.8. Information on the percentage of participation in the meetings of the statutory committees, as well as the committees of audition, risk, finance and remuneration, although such committees or structures are non-statutory(i)

Strategy Committee	Total participation in meetings of this body since its inauguration	Percentage of participation in Committee meetings in the last financial year (%)
Yumeng Zhao	6	54,54%

(i) Mr. Yumeng Zhao were only elected member of commission from March / 2017.

12.9. Existence of marital relationship, stable union or kinship to the second degree between the candidates and the parts indicated below:

a. officers of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of CPFL Energia.

b. officers of, direct or indirect, subsidiaries of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of direct or indirect subsidiaries of CPFL Energia.

c. direct or indirect controlling shareholders of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the direct or indirect controlling shareholders of CPFL Energia.

d. officers of companies direct or indirect controlled by CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of companies direct or indirect controlled by CPFL Energia.

12.10 Inform about subordination, service or control relationship, in the last 3 financial years, between the candidates and the parties listed below.

a. companies direct or indirect controlled by CPFL Energia, with the exception of those in which the CPFL Energia holds, directly or indirectly, the entire share capital.

Mr. Andre Dorf exercises since July 2016, the position of President of the Board of Directors of CPFL Energias Renováveis S.A.

b. direct or indirect controller of CPFL Energia

Some candidates to hold the position of member of Board of Directors of CPFL Energia exercised, in the last 3 (three) fiscal years, positions in the administration (officer or member of the Board of Directors) in entities of society direct or indirect controlling CPFL Energia, such as:

Bo Wen (Member of the Board of Directors): Since 2011, he has been serving as the Director General of the Philippine Office of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia), and concurrent Senior Vice president of State Grid International Development Corporation. Beginning from 2011, he has been serving as director of the Board of National Grid Corporation of the Philippines and Concurrently serving as Chief Technical Officer of the corporation for more than 7 years.

Shirong Lyu (Member of the Board of Directors): Vice President of State Grid International Development Co., Ltd. (2014-2016). Since 2016, he has been serving as the Deputy Director General of International Cooperation Department of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia).

Yang Qu (Member of the Board of Directors): Since 2014, he has been serving as the Vice President of State Grid Brazil Holding SA.

Yumeng Zhao (Member of the Board of Directors): President of Chuzhou Electric Power Company (2009-2013), a company belonging to the State Grid group (after the closing, indirect controller of CPFL Energia). He held the position of President of Anqing Electric Power Company in the period from 2013 to 2016. He is currently the Deputy CEO of CPFL Energia S.A..

Andre Dorf (Member of the Board of Directors): Since 2016 holds the position of President Officer of CPFL Energia and Chairman if the Board of Directors of CPFL Renováveis.

Lisa Gabbai (Standing Member of the Fiscal Council): She is currently Manager of the Investment and Financing Department of State Grid Brazil Holding S.A.

Standing Member of the Fiscal Council: Ran Zhang: She is currently the Assistant Director of the Department of financial assets of the State Grid Brazil Holding S.A. and Chief Financial Officer of Belo Monte Transmissora de Energia S.A.

Chenggang Liu (Deputy Member of the Fiscal Council): Since 2015, he holds the position of Chief Financial Officer of the Xingu Rio Transmissora de Energia S.A.

Jia Jia (Deputy Member of the Fiscal Council): He is currently the Finance Supervisor of Xingu Rio Transmissora de Energia S.A.

c. in case of relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people.

There is no relationship of subordination, render of services or control, among the candidates for the Board of Directors and the Fiscal Council of CPFL Energia and the suppliers, customers, debtors or creditors of CPFL Energia, or its subsidiaries or controllers or subsidiaries of any of these people.

ANNEX IV

ANNEX IV

13.    Management Compensation

13.1    Compensation policy or practice of the board of directors, statutory and non-statutory board of executive officers, Fiscal Council and supporting committees.

a) objectives of the compensation policy or practice and eventual approval of the policy:

The compensation policy practiced by CPFL Energia aims to attract, retain, encourage and develop professionals in accordance with the standards of excellence required by the CPFL Energia Group.

The variable compensation of the statutory officers is based on the goals provided for in the Company’s Strategic Planning.

CPFL Energia’s Human Resources Management Committee, a supporting committee of the Board of Directors, checks the adherence of the fixed and variable compensation plans to the Company’s strategic plan and evaluates compliance with established short- and long-term goals.

b) breakdown of the compensation:

i.              compensation elements and their objectives

The members of the Company's Board of Directors and Fiscal Council receive fixed monthly fees, which are established according to the market standard, and the value of the remuneration of the Chairman of the Board of Directors since the attributions inherent to the position.

The members of the Statutory Board, in addition to the fixed remuneration received monthly, are entitled to (i) benefits, (ii) short-term incentives and (iii) long-term incentives.

With respect to variable remuneration, (i) direct and indirect benefits (medical assistance, dental care, life insurance, meal voucher), aim to align market practices, and provide for the retention of Executives (ii) The main objective of the short term is to direct the behavior of executives to improve the Company's business strategy and achieve results; and (iii) long-term incentives have as objectives the creation of long-term vision and commitment, the alignment of the interests of the Company's statutory officers with the shareholders, and the awarding of results and value creation in a sustainable manner .

The advisory committees of the Company's Board of Directors, namely, the Management Process, Risk and Sustainability Committee, the Personnel Management Committee and the Related Party Committee are comprised, for the most part, of members or alternate members of the Board of Directors , and no additional remuneration is paid for performing this function.

ii.            in relation to the three previous fiscal years, proportion of each element in total compensation

2015	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Fixed fees	83.3%	83.3%	51.6%
Benefits (includes post-employment benefits)	-	-	6.0%
Other	16.7%	16.7%	6.4%
Short-term incentives	-	-	41.0%
Long-term incentives	-	-	-5.0%
TOTAL	100%	100%	100%

2016	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Fixed fees	83.3%	83.3%	30.4%
Benefits (includes post-employment benefits)	-	-	4.0%
Other	16.7%	16.7%	14.5%
Short-term incentives	-	-	36.5%
Long-term incentives	-	-	14.6%
TOTAL	100%	100%	100%

2017	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Fixed fees	83,4%	83,3%	25,2%
Benefits (includes post-employment benefits)	0,0%	0,0%	3,0%
Other	16,6%	16,7%	18,4%
Short-term incentives	0,0%	0,0%	41,6%
Long-term incentives	0,0%	0,0%	11,9%
TOTAL	100,0%	100,0%	100,0%

            iii.        calculation and adjustment methodology for each element of the compensation

The members of the Board of Directors and the Fiscal Council receive fixed monthly fees. Alternate directors do not receive any fees, except in the event of replacing the titular director to which they are attached. In this circumstance, the Company pays to the substitute member the amount equivalent to 50% of the monthly remuneration of the titular member, if he attends a regular meeting of the board, or the total remuneration of the permanent director if the latter is temporarily unable to exercise his functions. The compensation of the members of the Company's Board of Directors and Fiscal Council is made based on market research carried out by a specialized company.

The fixed remuneration proposal defined by the Company's Board of Directors for statutory officers, as well as any possible adjustment, is based on market research carried out annually by specialized consultants. Said market research was conducted by Towers Watson Consultoria Ltda. The proposal for variable remuneration is detailed in item 13.3.

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            iv.        reasons justifying the breakdown of the compensation.

The breakdown of compensation takes into consideration the responsibilities of each position and based on the amounts practiced in the market for professionals who exercise corresponding duties.

v.         existence of members not remunerated by the issuer and the reason for this fact

The members of the Board of Directors and the Fiscal Council There are no unpaid members of the issuer in the administration or in the Fiscal Council.

c) key performance indicators taken into consideration while determining each element of compensation:

The remuneration of the members of the Company's Board of Directors and Fiscal Council is fixed and does not consider individual or Company performance indicators.

With respect to the variable remuneration of statutory officers, the Company evaluates its Executive Board, verifying the performance of its members, according to corporate goals (EBITDA in relation to budgeted value and Business Growth according to the weighted average EBITDA of the business (PMSO in relation to the budgeted amount, market value of CPFL Energia, NAV of the business carried out, goal related to business sustainability, investment in BRR - Regulatory Remuneration Base, among others), established in accordance with the Company's strategic plan, previously defined and approved by the Board of Directors. The Board of Directors has the advice of the Personnel Management Committee to monitor and evaluate the performance of the Board of Executive Officers in relation to meeting its annual goals.

d) how compensation is structured to reflect the evolution of performance indicators:

The fees of the Board of Directors and the Fiscal Council are reviewed annually through market research and possible adjustments are defined by the Board of Directors, with the support of the Personnel Management Committee, and subsequently submitted to the resolution of the Company's General Shareholders' Meeting .

With regard to statutory officers, variable compensation is totally based on formally contracted quantitative and qualitative targets, which reflect the evolution of the Company's performance indicators.

e) how the compensation policy or practice is aligned with the short, medium and long-term interests of the issuer:

The remuneration policy of statutory officers is in line with the Company's interests, as it is based on criteria linked to the Company's previously defined economic and financial performance. The Personnel Management Committee, which advises the Company's Board of Directors, is a body that contributes to the verification of compensation alignment.

Our compensation policy seeks to encourage employees to seek the best profitability of the investments and projects developed by the Company, in such a way as to align their interests with those of the Company through the following perspectives: (i) in the short term: salaries and benefits compatible with the market; (ii) in the medium term: payment of interest in our results and bonuses, in accordance with the fulfillment of pre-established goals; and (iii) in the long term: granting of phantom stocks through a specific program, with the possibility of converting the cash bonus as described in item 13.4.

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f) existence of compensation supported by subsidiaries or the direct or indirect parent company:

The members of the Company's Board of Directors and Fiscal Council do not receive any compensation due to the exercise of the position in the Company that is borne by its subsidiaries, subsidiaries or controlling shareholders. Some of the members of the Executive Board receive a portion of their compensation in proportion to the services rendered to each of the subsidiaries.

g) existence of any compensation or benefits linked to the occurrence of specific corporate events, such as disposal of control of the issuer:

In relation to the members of our Board of Directors and our Fiscal Council, there is no remuneration or benefit linked to the occurrence of a particular corporate event.

As for statutory officers, compensation is expected in the event of a significant alteration of the shareholders that make up the controlling block, which implies the termination of the position of director, unilateral dismissal by the Board of Directors, or alteration of working conditions analogous to an indirect termination of the contract of employment provided for in Article 483 of the CLT, or that render the performance of the position less attractive.

(h) Procedures adopted by the board of directors to determine the individual compensation of the members of the board of directors and statutory officers, indicating:

i.          administrative bodies that participate in the decision process, indicating how they participate.

Only the independent members of the Board of Directors are remunerated and the remuneration is established on a basis of marking. The decision regarding the remuneration of the board of directors counts on the participation of the Human Resources Management Committee and the Board of Directors.

ii.         criteria and methodology utilized to determine the individual compensation, indicating if there are studies to verify market practices and, if yes, the comparative criteria and comprehensiveness of the study.

The individual remuneration of the members of the Board of Executive Officers are defined in market bases, according to an analysis performed by an independent company. Proposals for individual compensation are taken to the Human Resources Management Committee for discussion and subsequently for the Board of Directors' knowledge.

iii.        recurrence and manner in which the board of directors evaluate the adequacy of the compensation policy.

The remuneration policy is evaluated annually by the Board of Directors in the moments of definition of global compensation and analysis and establishment of short and long term goals.

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13.2       For compensation recognized in the results of the three previous years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council, prepare a table with the following content:

OVERALL COMPENSATION RECOGNIZED IN FISCAL YEAR 2015 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	7 members	5 members	6.67 members	18.67 members
c. Number of remunerated members	7 members	5 members	6.67 members	18.67 members
d.i. Fixed annual compensation
Salary or pro-labore	1,642	720	7,016	9,378
Direct and indirect benefits	-	-	263	263
Compensation for membership in committees	-	-	-	-
Other	329	144	871	1,344
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
d.ii. Variable compensation
Bonus	-	-	5,568	5,568
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-687	-687
Description of other variable compensations			“Other” refers to INSS and ILP
d.iii. Post-employment benefits	-	-	553	553
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	1,971	864	13,584
f. Total compensation for the Bodies				16,419

OVERALL COMPENSATION RECOGNIZED IN FISCAL YEAR 2016 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	7 members	4.92 members	7 members	18.92 members
c. Number of remunerated members	7 members	4.92 members	7 members	18.92 members
d.i. Fixed annual compensation
Salary or pro-labore	1,771	790	8,178	10,739
Direct and indirect benefits	-	-	480	480
Compensation for membership in committees	-	-	-	0
Other	354	158	3,891	4,403
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
d.ii. Variable compensation
Bonus	-	-	9,799	9,799
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	3,927	3,927
Description of other variable compensations			“Other” refers to INSS and ILP
d.iii. Post-employment benefits	-	-	600	600
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	2,125	948	26,875
f. Total compensation for the Bodies				29,948

OVERALL COMPENSATION RECOGNIZED IN FISCAL YEAR 2017 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	6,00 membros	2,50 membros	6,33 membros	14,83 membros
c. Number of remunerated members	2,67 membros	1,36 membros	6,25 membros	10,17 membros
d.i. Fixed annual compensation
644	220	6.874	7.738	8,082
-	-	271	271	238
-	-	-	0	0
128	44	5.017	5.189	4,111	4,284
Description of other fixed compensations	Outros refere-se a INSS	Outros refere-se a INSS	Outros refere-se a INSS e FGTS
d.ii. Variable compensation
-	-	11.374	11.374	11,311
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
-	-	3.239	3.239	5,377
Description of other variable compensations	Outros refere-se a INSS e ILP
d.iii. Post-employment benefits	-	-	546	546
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	O número de membros do Conselho de Administração, Conselho Fiscal e da Diretoria Estatutária da Companhia foram calculados em linha com as disposições do Ofício-Circular CVM SEP nº 01/2017.
e. Compensation by each Body	772	264	27.321
f. Total compensation for the Bodies	28.357

OVERALL COMPENSATION RECOGNIZED IN FISCAL YEAR 2018 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	7 membros	3 membros	7 membros	17 membros
c. Number of remunerated members	2,67 membros	1,33 membros	7 membros	11 membros
d.i. Fixed annual compensation
646	221	7.215	8.082	[.]
-	-	238	238	[.]
-	-	-	0	0
129	44	4.111	4.284	[.]	[.]
Description of other fixed compensations	Outros refere-se a INSS	Outros refere-se a INSS	Outros refere-se a INSS e FGTS
d.ii. Variable compensation
-	-	11.311	11.311	[.]
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
-	-	5.377	5.377	[.]
Description of other variable compensations	Outros refere-se a INSS e ILP
d.iii. Post-employment benefits	-	-	628	628
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	775	265	28.880
f. Total compensation for the Bodies	29.920

13.3    Variable compensation of the last three fiscal years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council

FISCAL YEAR ENDED DECEMBER 31, 2015 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	6.67	18.67
Number of remunerated members	7	5	6.67	18.67
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	4,454(1)	4,454
ii. Maximum amount set forth in the compensation plan	N/A	N/A	6,682(1)	6,682
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	5,568(1)	5,568
iii. Amount effectively recognized in the fiscal year’s results	N/A	N/A	5,568(1)	5,568
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR 2016 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	4.92	7	19
Number of remunerated members	7	4.92	7	19
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	7,349(1)	7,349
ii. Maximum amount set forth in the compensation plan	N/A	N/A	14,699(1)	14,699
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	9,799(1)	9,799
iii. Amount effectively recognized in the fiscal year’s results	N/A	N/A	9,799(1)	9,799
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

(1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

VARIABLE COMPENSATION PLANNED - FISCAL YEAR 2017 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	4,92	7	18,92
Number of remunerated members	7	4,92	7	18,92
Bonus
N/A	N/A	8.530(1)	7.349	8,483
N/A	N/A	17.062(1)	14.699	11,311
N/A	N/A	11.374(1)	9.799	16,966
Profit sharing	N/A	N/A	11.374(1)	9.799
				N/A
N/A	N/A	N/A	N/A	N/A
N/A	N/A	N/A	N/A	N/A

(1) In the amount of the remuneration, all charges and provisions for compliance with the accrual basis are included.

VARIABLE COMPENSATION PLANNED - FISCAL YEAR 2018 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	7	19
Number of remunerated members	2,67	1,33	7	11
Bonus
N/A	N/A	N/A	8.483(1)	8.483
N/A	N/A	N/A	16.966(1)	16.966
N/A	N/A	N/A	11.311(1)	11.311
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

(1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

13.4Share-based compensation plan for the board of directors and statutory board of executive officers in force during the previous year and planned for the current year

a)    general terms and conditions:

At Board of Directors’ Meeting held on May 4, 2016, a Long-Term Incentive Plan (“ILP”) was approved based on the Performance of Phantom Stock, which consists of the granting of phantom shares that, after a vesting period, as provided in item 13.4 (j), and if a minimum target for the appreciation in the price of CPFL stock on the exchange is reached, as provided for by the specific rules and revised on an annual basis, may be converted into a cash bonus, with no physical shares granted in any event.

This plan is accompanied annually by the Board of Directors through analyses and reports of its Human Resources Management Committee, which is a committee responsible for evaluating both the model and general conditions of the plan and the grants and conversions, established in accordance with the market practices, subsequently making a recommendation of approval to the Board of Directors after these analyses. The Board of Directors has the powers to suspend the plan at any time.

Professionals who hold the statutory position of Chief Executive Officer or Vice Chief Executive Officer in our Company, as well as the CEOs of our subsidiaries (“Executives”), are directly eligible and subject to the performance of Officers and Level 2 Managers, and also limited to, at most, 50% of the executive Officers and 10% of the Level 2 Managers active in the company and exercising duties on the granting date, as approved by the Board of Directors, which is expected to occur by June of each year.

The performance of Officers and Managers is measured by looking at the positioning of the potential and performance assessment matrix (nine box), or, if replaced, another tool of forced distribution. The current tool in practice assesses not only the existence of the skills required to exercise the job, but also the achievement of the individual targets and the potential of the professional.

The initial amount of phantom stock is calculated based on the valuation of CPFL Energia, divided by the number of shares available in the market, and also the number of phantom shares granted to each eligible professional is based on targets established through the best market practices, always in number of compensations.

b)    main objectives of the plan;

The program was designed to align the interests of eligible Executives and managers with those of shareholders, with the objectives of creating a long-term commitment and the consistent and sustainable creation of value. Likewise, because it involves the determining the long-term results, the plan also aims to retain the talent at the company that most adds value through their individual performance as measured by the potential and performance assessment matrix.

c)    how the plan contributes to these objectives;

When the valuation target set for the company in its long-term strategic plan is met, it shows that the objectives defined in the program were recognized by the market and the targets aimed for in the strategic plan were achieved.

d)    how the plan fits into the compensation policy of the issuer;

The plan is included in a mix of eligible professionals’ compensation so that to have a greater participation in the variable compensation package, which cannot be incorporated into the compensation and is subject to results that create economic value for the company.

e)    how the plan aligns the interests of managers and the issuer’s in the short-, medium- and long-term;

The plan aims to encourage the eligible managers’ long-term commitment, taking into consideration that the policy was designed to meet the expectations of the Company’s strategic plan. In the short term, the interests will be aligned through a specific instrument, setting individual and People management targets, in addition to the corporate results assigned to the Group and/or management unit, which are not related to the ILP.

f)     maximum number of shares covered;

169,407 phantom stocks were granted in 2016, taking into consideration the initial value based on CPFL Energia's valuation, divided by the number of shares available in the market. This value was used to calculate the phantoms stocks granted to the eligible ones as detailed in item 13.4. (a) of this Reference Form.

g)    maximum number of options to be granted;

Number of phantom stocks granted is fixed and is exclusively converted into cash bonus through market value determined by the weighted average of the share price in the last 45 trading sessions as from the last business day of December of the year preceding the conversion year. Conversion will be possibly effective after formal approval from the Board of Directors.

h)    conditions to share acquisition;

As described in item 13.4. (a), for phantom stocks granting, in addition their eligibility and performance, grantees must be active in the Company and exercising their duties on the granting date approved by the Board of Directors, expected to occur up to June of each year.

i)     criteria for fixing the acquisition or exercise price;

Initial amount of phantom shares is calculated based on CPFL Energia valuation, divided by number of shares available in the market, and number of phantom shares granted to each eligible professional is based on targets set by the best market practices, always in number of compensations, subsequently approved by the Human Resources Management Committee and by the Board of Directors’ Meeting.

j)     criteria for fixing the vesting period;

Total vesting period will be 4 years to be exercised as follows:

•         1/3 of phantom stocks granted can be converted into premium in the second year after the year of grant;

•         1/3, or 2/3, in case the first conversion has not been exercised, of the phantom stocks granted can be converted into premium in the third year after the year of grant; and

•         100% of phantom stocks granted and still not converted can be converted into premium in the fourth year after year of grant;

k)    form of settlement

When minimum valuation target set in the Company’s strategic plan is achieved, the settlement of phantom stocks as a premium (after the vesting period) consists in determining the Company's share price, as the weighted average (volume) of the share prices over the past 45 trading sessions from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

l) restrictions on share transfer;

Considering that the plan does not provide for an effective delivery of shares, this item is not applicable.

m)  Criteria and events that, when verified, will cause the suspension, alteration or extinguishment of the plan;

In case of special events, the Board of Directors, at its criteria and supported by the Human Resources Management Committee’s evaluation, is empowered to alter, suspend or even extinguish the long-term incentive plan.

n)    Effects of the manager’s withdrawal from the bodies at the issuer on his or her rights set forth in the share-based compensation plan.

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom shares are canceled	Phantom shares can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom stocks will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

13.5Share-based compensation over the last 3 fiscal years and compensation planned for the current year, paid to the members of the Board of Directors and Statutory Board of Executive Officers

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2014
Body	Statutory Board of Executive Officers
Total number of members	5,67 membros
Number of remunerated members	5,67 membros
Grant of share options:
Granting date	25/03/2015
Number of shares granted	157.573
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (2016)
Deadline to exercise the options	Fourth year after the year of grant (2018)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	22,40
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2015
Body	Statutory Board of Executive Officers
Total number of members	7 members
Number of remunerated members	7 members
Grant of share options:
Granting date	07/25/2015
Number of shares granted	204,919
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (2017)
Deadline to exercise the options	Fourth year after the year of grant (2019)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	20.88
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2016
Body	Statutory Board of Executive Officers
Total number of members	7 members
Number of remunerated members	7 members
Grant of share options:
Granting date	05/04/2016
Number of shares granted	169,407
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (2018)
Deadline to exercise the options	Fourth year after the year of grant (2020)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	18,38
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

SHARE-BASED COMPENSATION PLANNED FOR THE CURRENT YEAR (2017)
Body	Statutory Board of Executive Officers
Total number of members	7 members
Number of remunerated members	7 members
Grant of share options:
Granting date	N/A
Number of shares granted	N/A
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant; (2019)
Deadline to exercise the options	Fourth year after the year of grant (2021)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	N/A
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

13.6Outstanding stock options of the board of directors and statutory board of executive officers at the end of the previous fiscal year

OUTSTANDING STOCK OPTIONS AT THE END OF THE FISCAL YEAR ENDED 12/31/2016
Body	Statutory Board of Executive Officers
Total number of members	7 members
Number of remunerated members	7 members
Not yet exercisable options
Number(1)	169,407
Date when they will become exercisable	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant (2018);
Deadline to exercise the options	Fourth year after the year of grant (2020)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price	N/A(2)
Fair value of options on the last day of the fiscal year	N/A(2)
Exercisable options (3)
Number	-
Deadline to exercise the options	-
Period with restriction to share transfer	-
Average weighted exercise price	-
Fair value of options on the last day of the fiscal year	-
Fair value of total options on the last day of the fiscal year	-

(1) The number of outstanding options at the end of 2016 include 2015 balance and the number of options granted in 2016.

(2) Share-based compensation paid by the Company does not set forth the effective delivery of physical shares to its beneficiaries, due to the fact that they are phantom shares, as described in item 13.4 above.

(3) First option is to be exercised in 2018.

13.7Options exercised and stock given as share-based compensation to the Board of Directors and the Statutory Board of Executive Officers in the last 3 fiscal years

For the years ended December 31st, 2016, and December 31st, 2017 the Company did pay share-based compensation to the Statutory Board of Executive Officers. Additionally, there were no phantom stocks exercised in 2015.

13.8Information necessary to understand the data disclosed in items 13.6 to 13.8, such as an explanation of the method used for share and option pricing

a)    Pricing model

In order to grant phantom stocks, CPFL Energia valuation was considered as the initial amount, divided by the number of shares available in the market.

For subsequent settlement of phantom stocks (premium after vesting period), CPFL share price will be considered, as per weighted average (volume) of share prices over the last 45 trading sessions, from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

b)    data and assumptions used in the pricing model, including the share weighted average price, strike price, expected volatility, term of life of the option, expected dividends and risk-free interest rates

According to the calculation model mentioned in item 13.8 (a), the amount of R$18.38 was determined as initial price of phantom stocks. Stock option price will be only determined when the vesting period is ended, therefore the first exercise will occur in 2016; other items are not applicable to the ILP model in force.

c)    method used and the assumptions made to incorporate the expected effects of early exercise

There is no expected early exercise.

d)    how the expected volatility is determined

It is not applicable to the plan model, due to the fact that share volatility was not considered in the determination of bonus amount.

e)    if any other features of the option was incorporated when measuring its fair value

There are no other features of the options incorporated when measuring its fair value.

13.9       Inform the number of shares or quotas, directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the Company, its direct or indirect parent companies, subsidiaries or companies under common control, members of the Board of Directors, the Statutory Executive Board or the Fiscal Council, by body

SECURITIES ISSUED BY CPFL ENERGIA – 12/31/2016
Body	Common Shares
	Directly	Indirectly	Total
Statutory Board of Executive Officers	34.250	0	0
Board of Directors	0	0	0
Fiscal Council	0	0	0

13.10 Pension plans in effect for members of the Board of Directors and Statutory Board of Executive Officers

Only the Statutory Executive Officers have pension plans. Members of the Fiscal Council and Board of Directors do not enjoy such benefit.

a. Body	Statutory Board of Executive Officers
b. Number of members	4	2
c. Number of remunerated members	4	2
d. Name of the pension plan	PGBL Bradesco	PGBL Brasil Prev
e. Number of members of the management that meet the conditions to retire	0	0
f. Conditions for early retirement	None	None
g. Adjusted amount of the contributions made in the pension plan up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management	R$ 663	R$ 274
h. Total amount of the contributions made up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management*	R$ 280	R$ 109
i. If there is a possible early redemption and what are the conditions for it	Amount referring to the portion of the beneficiary may be redeemed at any moment, however, redemption of the company’s portion follows the provisions set forth in agreement (vesting clause).

* amounts already monetarily adjusted.

13.11 Compensation of members of the board of directors, statutory board of executive officers and Fiscal Council

Reasons for not filling out the chart:

The effectiveness of this item 13.11 is suspended in relation to the associates of the Brazilian Institute of Finance Executives of Rio de Janeiro ("IBEF-RJ"), and, consequently, to the companies to which it is associated, due to the favorable ruling rendered in first instance by the 5th Federal Court of Rio de Janeiro, within the scope of the Ordinary Action No. 0002888-21.2010.4.02.5101 (2010.5101002888-5) filed by IBEF. The CVM appealed that judgment and the case has not yet been judged by the lower court.

It is justified not to fill in the frame once the information requested exceeds the legal limits, represents an affront to the privacy right of the administrators and jeopardizes their security.

13.12 Describe all contractual arrangements, insurance policies or other payment or compensation mechanisms for executive officers in case of termination or retirement, as well as the financial impacts to the issuer

ILP Rule which sets forth ILP guidelines for the 2015 and 2016 programs establishes how the exercise of Virtual Value Units (“VVUs”), both convertible (post-vesting) and non-convertible (pre-vesting) should be treated in case of dismissal of any of the Company’s Executives:

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted provided that intended conversion is announced up to 30 days after the termination, thus communicating the Human Resources Management Committee.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom shares will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

In case it occurs before the end of term of office, as an initiative of the Company, the dismissed Statutory Executive Officer(s) will be entitled to:

•       Full payment of fees regarding the month of dismissal;

•       13th monthly fee, proportional to the numbers of months worked in the year;

•       1 monthly fee, as a Prior Notice; and

•       Indemnification of convertible portions of the Long-Term Incentive Plan – ILP.

The officer is entitled, as a supplementary right, to receive a special and sole indemnification, corresponding to the amount of six (6) fees, in case of significant change of shareholders comprising the majority controlling block, which includes:

i) extinction of the Officer position, object of the Management Hiring Agreement;

ii) unilateral removal by the Board of Directors; and

iii) change in the working conditions, similar to an indirect termination of the employment agreement, set forth in Article 483 of Consolidation of the Labor Laws - CLT, or that make it less attractive to perform the duties, such as: compensation, benefits, duties, assignments, authority or responsibilities. In this case, the officer can terminate Management Hiring Agreement, therefore being entitled to the indemnification set forth herein.

13.13 In relation to the last three fiscal years, inform the percentage of total compensation of each body, as recognized in the result of the Company, related to each member of the board of directors, statutory executive officers or fiscal council that is either a direct or indirect controller, according to applicable accounting rules.

FISCAL YEAR 2015
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	87%	100%	-

FISCAL YEAR 2016
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	87%	100%	-

EXERCÍCIO DE 2017
Órgão	Conselho de Administração	Conselho Fiscal	Diretoria Estatutária
Percentual da remuneração total	21%	100%	-

13.14 In relation to the last three fiscal years, the amounts recognized in the profit or loss of the issuer as compensation of the members of the board of directors, statutory officers or fiscal council grouped by body, for any reason other than the position they hold, such as consulting or advisory commissions and services.

There was no amount paid as a compensation in the last three fiscal years for the members of the Board of Directors, Statutory Officers or Fiscal Council for any reason other than the position they hold in the Company.

13.15 In relation to the last three fiscal years, amounts recognized in the profit or loss of the direct or indirect controlling shareholders, of companies under shared control and of subsidiaries of the issuer as compensation of the members of the board of directors, board of executive officers or fiscal council, grouped by body, specifying the reason why these amounts were attributed to those individuals

FISCAL YEAR 2015 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	4,292	4,292
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR 2015 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

FISCAL YEAR 2016 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	6,008	6,008
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount for the fiscal year.

FISCAL YEAR 2016 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

FISCAL YEAR 2017 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	9.228	9.228
Companies under shared control	-	-	-	-

(2)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount for the fiscal year.

EXERCÍCIO DE 2017 - COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

13.16 Provide other information the issuer deems relevant.

Number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers was calculated in line with the provision of the CVM/SEP Circular No. 003/2012, as detailed in the following tables, in each fiscal year:

FISCAL YEAR ENDED DECEMBER 31, 2017
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Janeiro	1	0	7
Fevereiro	1	0	7
Março	7	3	7
Abril	7	3	7
Maio	7	3	6
Junho	7	3	6
Julho	7	3	6
Agosto	7	3	6
Setembro	7	3	6
Outubro	7	3	6
Novembro	7	3	6
Dezembro	7	3	6

FISCAL YEAR ENDED DECEMBER 31, 2016
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	7	5	7
February	7	5	7
March	7	5	7
April	7	5	7
May	7	5	7
June	7	4	7
July	7	5	7
August	7	5	7
September	7	5	7
October	7	5	7
November	7	5	7
December	7	5	7

FISCAL YEAR ENDED DECEMBER 31, 2015
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	7	5	6
February	7	5	6
March	7	5	6
April	7	5	6
May	7	5	7
June	7	5	7
July	7	5	7
August	7	5	7
September	7	5	7
October	7	5	7
November	7	5	7
December	7	5	7

ANNEX V

SUGGESTED AMENDMENTS TO THE BYLAWS OF CPFL ENERGIA S.A.	JUSTIFICATION
CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM
Article 1 - CPFL Energia S.A. shall be governed by these Bylaws and the applicable legislation.	(Not altered. Included solely for reference purposes)

Sole Paragraph – With ~~the admission of the shares of~~ the Company ~~in~~joining the special listing segment named Novo Mercado of ~~BM&FBOVESPA~~B3 S.A. – Brasil, Bolsa ~~de Valores, Mercadorias e Futuros (“BM&FBOVESPA~~, Balcão (“B3”), the Company, its shareholders, including controlling shareholders, its Directors and Officers and the Audit Committee members, when installed, shall obey by the provisions of the Bylaws of ~~the~~ Novo Mercado ~~(“Bylaws of Novo Mercado”)~~.

Amended pursuant to the provisions of the Bylaws of Novo Mercado from B3 (article 6, I).
CHAPTER II CAPITAL STOCK AND SHARES

Article 5 - The capital stock of the Company is five billion, seven hundred and forty-one million, two hundred and eighty-four thousand, one hundred and seventy-four cents (R $ 5,741,284,177.75), fully subscribed and paid in, divided into 1,017,914,746 (one billion, seventeen million, nine hundred and fourteen thousand, seven hundred and forty-six) common shares, all nominative, book-entry shares with no par value.

CHAPTER III THE SHAREHOLDERS MEETING

Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Audit Committee, or by shareholders, in accordance with the Law.

Sole Paragraph - The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

(Not altered. Included solely for reference purposes)

b) the delisting from the Novo Mercado of ~~BM&FBOVESPA~~B3 S.A.;	Altered to reflect the change of the institution’s name.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book ~~and the Instrument of Consent of the Managers that is referred to in the Novo Mercado Regulation~~, that shall contemplate the arbitration clause stablished in clause 34 herein, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Amended pursuant to the provisions of the Bylaws of Novo Mercado from B3
CHAPTER IV MANAGEMENT BODIES SECTION II The Board of Directors
Article 17 - The duties of the Board of Directors are to:

i) decide on obtaining loans or debt assumption in an amount above forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$ ~~47,507,000.00~~47,260,000.00) by the Company and its direct and indirect subsidiaries;

Monetary value adjustment, as provided for by article 47 of the Bylaws.

k) decide on the acquisition of any fixed asset in an amount equal to or higher than forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$ ~~47,507,000.00~~47,260,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than three million, five hundred and ~~thirty-five~~seventeen thousand reais (R$~~3,535,000.00~~3,517,000.00) by the Company and its direct and indirect subsidiaries;

Monetary value adjustment, as provided for by article 47 of the Bylaws.

m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00);

Monetary value adjustment, as provided for by article 47 of the Bylaws.

n) previously and expressly authorize the execution of contracts of any nature in a global amount higher than forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$ ~~47,507,000.00) by the Company and its direct and indirect subsidiaries~~47,260,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

Monetary value adjustment, as provided for by article 47 of the Bylaws.

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$~~47,507,000.00~~ 47,260,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and ~~thirty-five~~seventeen thousand reais (R$~~3,535,000.00~~3,517,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

Monetary value adjustment, as provided for by article 47 of the Bylaws.
z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by ~~BM&FBOVESPA~~B3 S.A.;	Altered to reflect the change of the institution’s name.

aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least ~~(i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company~~;  the requirements made by the applicable Novo Mercado rules; and ~~(v) and (iv~~(iv) alternatives to the acceptance of the public offering available on the market; and (v~~) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;~~

Altered pursuant to the provisions of the Bylaws of Novo Mercado from B3 (article 21).

SECTION III The Board of Officers

Article 18 - The Board of Executive Officers shall be comprised of ~~eight~~nine (~~8~~9) members, one of them to act as Chief Executive Officer, one as Deputy Chief Executive Officer, one as Regulated Operations Executive Vice President, one as Market Operations Executive Vice President, one as Legal and Institutional Relations Executive Vice President; one as Business Development and Planning Executive Vice President, one as Financial Executive Vice President, who shall also perform the duties of Investors Relations Officer; one as Deputy Chief Financial Officer and one as Business Management Executive Vice President.

Name adjustment in the Portuguese version. Creation of one more statutory officer position for the Company.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

b) Of the Deputy Chief Executive Officer, assist the Chief Executive Officer to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, assist the Chief Executive Officer to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, assist the Chief Executive Officer to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(Not altered. Included solely for reference purposes)

(iii) assist the Chief Executive Officer to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein~~.~~;

Cosmetic adjustment.
(iv) carry out the management of the Company’s human resources, and of the companies directly or indirectly controlled by and/or affiliated to it, as applicable.	Definition of human resources as a competence of the Deputy Chief Executive Officer.

g) Of the Financial Executive Vice President, to conduct and lead the administration and management of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets; ~~and~~

Cosmetic adjustment.

h) Of the Deputy Chief Financial Officer , to assist the Financial Executive Vice President to perform the financial activities of the Company and the companies directly and indirectly controlled by it, including investment analysis, proposal and hiring of loans and financings, treasury, planning, financial and tax control operations, and the management of the activities inherent to accounting; also, to assist the Executive Vice-President of Investors Relations in his attributions before the shareholders and the public in general; and

Inclusion of competences for the Deputy Financial Executive Vice President.

i) Of the Business Management Executive Vice President, to direct and lead the information technology, quality, supplies, infrastructure and logistics   management processes; to direct the organizational management processes and systems and disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Change of number.
Article 21 - The duties of the Board of Executive Officers are to:	(Not altered. Included solely for reference purposes)

e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher ~~than~~ forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$~~47,507,000.00~~ 47,260,000.00) and the ~~disposalor~~ disposal or lien of any fixed asset in an amount equal to or higher than three million,  five hundred and ~~thirty-five~~ seventeen thousand reais (R$~~3,535,000.00~~3,517,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$~~47,507,000.00~~ 47,260,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and ~~thirty-five~~seventeen  thousand reais (R$~~3,535,000.00~~3,517,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)

Monetary value adjustment, as provided for by article 47 of the Bylaws.

f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by ~~BM&FBOVESPA~~B3 S.A.;

Altered to reflect the change of the institution’s name.

i) Without prejudice to the sphere of competence of the Board of Directors, set forth in article 17 of these Bylaws, resolve, previously and expressly, in relation to the Company and/or the companies directly or indirectly controlled by the Company, on:

i.1) execution of purchase and sale acts and agreements for supplies and services in amounts equal to or higher than five million, nine hundred and twenty six thousand reais and one cent (R$ 5,926,000.01) except for service agreements executed with financial institutions and power purchase and sale agreements, for which the competence indicated in item (i.2) below should be overseen;

i.2) execution of acts and agreements of any nature with a total amount equal to or higher that eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00), even if it refers to expenses set out in the yearly budget or in the five year business plan;

i.3) acquisition of any fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00);

i.4) disposal, encumbrance or constitution of any kind of guarantee which does not involve fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it; and the disposal, encumbrance, or constitution of any kind of guarantee which involves fixed assets in amounts higher than one million, three hundred and ninety four million reais and one cent (R$ 1,394,000.01) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it, or any value if the fixed asset is a real state.

Included to reflect the spheres of competence described in the Corporate Governance Guidelines and the Bylaws of the subsidiaries.

CHAPTER V THE AUDIT COMMITTEE

Article 26- The Audit Committee shall be composed of three (3) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

(Not altered. Included solely for reference purposes)

Paragraph 3 - The investiture of the members of the Audit Committee taking office is conditioned to the signature of the term of investiture that shall contemplate the arbitration clause stablished in clause 34 herein ~~previous formalization of the Instrument of Consent of the Audit Committee Members according to the terms of the Bylaws of Novo Mercado~~, as well as the attendance of the applicable legal requirements.

Amended pursuant to the provisions of the Bylaws of Novo Mercado from B3
CHAPTER VI THE FISCAL YEAR

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Audit Committee, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

(Not altered. Included solely for reference purposes)

~~c) accrual of the Reserve for Adjustment of the Concession Financial Assets, monthly or in other periodicity defined by the Company, with the profit or loss related to changes in expected cash flows of the Concession Financial Assets of the subsidiaries, recognized by the Company through equity income and accounted for in the income statement of the period, net of tax effects. The amount to be allocated for the establishment of this reserve will be limited to the balance of the Retained Earnings or Accumulated Losses account, after the possible accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:~~

~~(c.i) the realization of the Reserve for Adjustment of the Concession Financial Assets will occur at the end of the subsidiaries concession period, upon payment of the indemnification by the government, as well as by the write-off of the Concession Financial Asset resulting from the corporate sale or restructuring, and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”;~~

~~(c.ii) the balance of the Reserve for Adjustment of the Concession Financial Assets cannot exceed the balance of the Concession Financial Asset recorded in the Company’s consolidated Financial Statements;~~

Exclusion conditioned to the approval of the exclusion of the respective reserve in the Company’s subsidiaries.

~~d~~c) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

Change of number.

~~e~~d) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Concession Financial Assets and the Legal Reserve, in this order, the last to be absorbed.

Change of number.
CHAPTER VII TRANSFER OF CONTROL

Article 34 - The direct or indirect disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under ~~suspensive or terminating~~ condition that the acquirer of control undertakes to ~~conduct~~carry out a tender offer ~~to purchase~~, for the shares issued by the Company  held by the other shareholders ~~of the Company~~, subject to the conditions and terms set forth by the applicable legislation and the rules of Novo Mercado ~~Regulation~~, in order to ensure all shareholders an equal treatment as that of the selling ~~controlling~~ shareholder.

Amended pursuant to the provisions of the Bylaws of Novo Mercado from B3 (article 37).

~~Sole Paragraph – The tender offer which this Article refers to shall also be required: (i) when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the transfer of the Company’s control, or (ii) in the event of sale of the control of the company that holds the control of the Company, in which case the selling controlling shareholder shall give notice of the attributable amount to the Company to~~ BM&FBOVESPA~~B3 S.A., and the attached documentation proving such amount.~~

The new Novo Mercado rule has excluded the clause as an obligatory one.

~~Article 35 – Any person acquiring control as a result of a private transaction entered into by a controlling shareholder (regardless of the number of shares) shall be required to (i) carry out the public bid provided in Article 35 above, and (ii) pay, under the terms indicated below, the amount equivalent to the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of control, properly adjusted until the payment date. Such amount shall be distributed among all people who sold shares of the Company in the same trading sessions at which the acquirer performed the acquisitions, on a pro rata basis to the net seller daily balance of each one, being BM&FBOVESPA~~B3 S.A. ~~responsible to operate the distribution, in the terms of its regulations.~~

The new Novo Mercado rule has excluded the clause as an obligatory one.

~~Sole Paragraph – The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title of his/her/its shares while the purchaser has not executed the Statement of Consent of Controlling Shareholders referred to at the Bylaws of Novo Mercado of~~ BM&FBOVESPA~~B3 S.A. entered into by the Company, by means of which they shall commit to comply with the rules set forth therein.~~

The new Novo Mercado rule has excluded the clause as an obligatory one.

~~Article 36 - The Company shall not register any share transfers to the acquirer or to those who might subsequently hold the control, until the Acquirer has signed the Statement of Consent of controlling shareholders of the Novo Mercado Regulation.~~

The new Novo Mercado rule has excluded the clause as an obligatory one.

~~Article 37 - The Company shall not file any Shareholders’ Agreement regarding the exercise of the control at the head office of the Company, whilst its signatories have not signed Statement of Consent of controlling shareholders of the Novo Mercado Regulation.~~

The new Novo Mercado rule has excluded the clause as an obligatory one.
~~CHAPTER VIII DELISTING OF THE COMPANY~~

~~Article 38 - In the tender offer for the acquisition of shares, to be made by the controlling shareholder or by the Company, for the delisting of the Company, the minimum price to be offered shall correspond to the economic value verified in an appraisal report prepared in accordance to the terms of Paragraphs 1 and 2 of this Article 39, being all applicable legal and regulations observed.~~

The new Novo Mercado rule has excluded the clause as an obligatory one.

~~Paragraph 1 - The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or entity, with experience and independence regarding the Company’s decision-making power of its Directors and/or the controlling shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, and shall contain the limit to the responsibility provided in Paragraph 6 of this same Article~~

The new Novo Mercado rule has excluded the clause as an obligatory one.

~~Paragraph 2 - The choice of the specialized institution or entity responsible for the determination of the economic value of the Company is of exclusive competence of the Shareholders’ Meeting, as provided for under item “c” of the sole Paragraph of Article 10, as of the presentation, by the Board of Directors, of the three-name list, pursuant to item “j” of Article 17, and the respective decision, not computing the votes in blank, shall be made by the majority of the votes of the shareholders representing the free float shares present in that Meeting, which, if installed on first call, shall have the presence of shareholders that represent, at least, twenty per cent (20%) of the total of the Free float shares, or if installed on second call, might have the presence of any number of members representing the free float.~~

The new Novo Mercado rule has excluded the clause as an obligatory one.

~~Paragraph 3 - With due regard to the other terms of the Bylaws of Novo Mercado of BM&FBOVESPA~~B3 S.A.~~, these Bylaws and the legislation in force, the tender offer for the delisting may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.~~

The new Novo Mercado rule has excluded the clause as an obligatory one.
~~Paragraph 4 - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting that shall decide specifically on such delisting.~~	The new Novo Mercado rule has excluded the clause as an obligatory one.

~~Article 39 – In the event the appraisal report referred to in Article 38 is not ready by the time the Extraordinary Shareholders’ Meeting is called to resolve on the delisting of the Company, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.~~

The new Novo Mercado rule has excluded the clause as an obligatory one.

~~Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 38 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the meeting referred to in this Article.~~

The new Novo Mercado rule has excluded the clause as an obligatory one.

~~Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in this Article shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out the tender offer at the value calculated in the appraisal report.~~

The new Novo Mercado rule has excluded the clause as an obligatory one.
CHAPTER X ARBITRATION

Article ~~43~~ 35 – The Company, the shareholders, the managers and the members of the Fiscal Counsel, effective or alternates, undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, their position of issuer, shareholders, managers and members of the Fiscal Council, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of Federal Law 6,385/76, Federal Law 6,404/76, these Bylaws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Novo Mercado Regulation, ~~the Arbitration Rules, the Sanction Rules, Arbitration Clauses~~other regulations from B3, and of the Novo Mercado Participation Agreement.

Amended pursuant to the provisions of the Bylaws of Novo Mercado from B3 (article 40).
CHAPTER XII GENERAL PROVISIONS

Article ~~45~~  37– The provisions set forth in the Novo Mercado Regulation, shall prevail over the provisions of these By-laws, in the event ~~of damage to the rights of the recipients of the tender offer set forth in these By-laws~~ conflict.

Amended pursuant to the provisions of the Bylaws of Novo Mercado from B3
CHAPTER XII GENERAL PROVISIONS

Article 47 - The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1, ~~2017,~~2018, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

Altered to reflect the monetary value adjustment performed.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93

Corporate Registry ID (NIRE) 35.300.186.133

BY-LAWS OF CPFL ENERGIA S.A.

(consolidated at the Extraordinary General Meeting held on 04/28/2017)

CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM
Article 1 - CPFL Energia S.A. shall be governed by these Bylaws and the applicable legislation.

Sole Paragraph – With ~~the admission of the shares of~~ the Company ~~in~~joining the special listing segment named Novo Mercado of ~~BM&FBOVESPA~~B3 S.A. – Brasil, Bolsa ~~de Valores, Mercadorias e Futuros (“BM&FBOVESPA~~, Balcão (“B3”), the Company, its shareholders, including controlling shareholders, its Directors and Officers and the Audit Committee members, when installed, shall obey by the provisions of the Bylaws of ~~the~~ Novo Mercado ~~(“Bylaws of Novo Mercado”)~~.

Article 2 - The Company has as its corporate purpose to:

(a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) render services related to electricity, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c) hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Article 3 - The Company has its head office and jurisdiction in the city of Campinas, State of São Paulo, at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Executive Board, or abroad by decision of the Board of Directors.

Article 4 - The duration term of the Company is undetermined.
CHAPTER II CAPITAL STOCK AND SHARES

Article 5 - The capital stock of the Company is five billion, seven hundred and forty-one million, two hundred and eighty-four thousand, one hundred and seventy-four cents (R $ 5,741,284,177.75), fully subscribed and paid in, divided into 1,017,914,746 (one billion, seventeen million, nine hundred and fourteen thousand, seven hundred and forty-six) common shares, all nominative, book-entry shares with no par value.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares, by decision of the Board of Directors, irrespective of amendment to the Bylaws.

Paragraph 2 - Up to the limit of the authorized capital, the Board of Directors may also decide on the following:

(i) issue of shares, debentures convertible into shares or subscription warrants, which may be issued without preemptive rights of shareholders, pursuant to Article 172 of Federal Law 6,404/76, and (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting.

The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days.

At the discretion of the Board of Directors, the Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control without the preemptive rights or with a reduced term for the exercise of preemptive rights pursuant to the provisions of Article 172 of Law No. 6,404/76 (Brazilian Corporations Law).

In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Executive Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Paragraph 3 – In the event provided in Paragraph 1 of this Article, the Board of Directors shall set the issue price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 4 - The subscribed shares shall be paid up in cash.

Paragraph 5 - The shareholder who fails to pay in its subscribed shares, shall pay the Company interest in arrears of one per cent (1%) per month or fraction thereof, counted as of the first (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 6 - The Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, by resolution of the Board of Directors, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions, in accordance with item “i” of Article 17 herein.

Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.

Paragraph 8 - The Company, by resolution of the Board of Executive Officers, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement, in accordance with item “g” of Article 21 herein.

Article 6 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, pursuant to the Law.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Article 7 - The Company may not issue preferred shares or founders’ shares.
CHAPTER III THE SHAREHOLDERS MEETING

Article 8 - The Shareholders’ Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:

a) decide on the management accounts referring to the last fiscal year;

b) examine, discuss and vote the financial statements, accompanied by the opinion of the Audit Committee;

c) decide on the allocation of the net profit of the fiscal year and distribution of dividends;

d) elect the effective and alternate members of the Board of Directors;

e) elect the effective and alternate members of the Audit Committee; and

f) determine the global compensation of the members of the Board of Directors and of the Board of Executive Officers, as well as the compensation of the Audit Committee.

Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Audit Committee, or by shareholders, in accordance with the Law.

Sole Paragraph - The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

b) the delisting from the Novo Mercado of ~~BM&FBOVESPA~~B3 S.A.;

c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters VIII and IX of these Bylaws, based on a list of three selected firms provided by the Board of Directors;

d) the plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders; and

e) amend the Bylaws.

Article 10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph - The decisions of the Shareholders’ Meeting shall be made by the simple majority of the attending shareholders.

Article 11 - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, Article 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if he/she/it has not delivered such documents previously.

Article 12 – The Shareholders’ Meeting may only consider and vote on the matters in the agenda of the Call Notice.

Sole Paragraph – All documents pertaining to the matters to be considered and voted in the Shareholders’ Meeting must be made available to shareholders, at the headquarters of the Company, on the date of the publication of the first call notice, except as provided otherwise by Law or the applicable regulations requiring their availability in greater advance.

CHAPTER IV MANAGEMENT BODIES
SECTION I General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Executive Officers.

Sole Paragraph - The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book ~~and the Instrument of Consent of the Managers that is referred to in the Novo Mercado Regulation~~, that shall contemplate the arbitration clause stablished in clause 34 herein, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Sole Paragraph - The managers of the Company must adhere to the Policies for Disclosure of Material Act or Fact and Trading on Company Securities, upon signature of the respective Instrument.

SECTION II The Board of Directors

Article 15 - The Board of Directors shall be composed of at least five (5) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Paragraph 1 – In the composition of the Board of Directors, there should be Independent Director(s), as provided below:

(a) if the Board of Directors is composed of five (5) members, then there should be one (1) Independent Director;

(b) if the Board of Directors is composed of six (6) to ten (10) members, then there should be two (2) Independent Directors; and

(c) if the Board of Directors is composed of more than ten (10) members, then the number of Independent Directors shall be twenty percent (20%) of the total number of members of the Board of Directors.

Paragraph 2 - The Independent Directors shall be expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing the provisions set out in Paragraph 1, Article 16 herein.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced in his/her functions, by the Vice Chairman or, in his/her absence, by another Member of the Board of Directors that he/she may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Article 17 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the Vice President Officers of the Company, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting, and approve the election of the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company;

b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries;

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries;

i) decide on obtaining loans or debt assumption in an amount above forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$ ~~47,507,000.00~~47,260,000.00) by the Company and its direct and indirect subsidiaries;

j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIII and IX of these Bylaws;

k) decide on the acquisition of any fixed asset in an amount equal to or higher than forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$ ~~47,507,000.00~~47,260,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than three million, five hundred and ~~thirty-five~~seventeen thousand reais (R$~~3,535,000.00~~3,517,000.00) by the Company and its direct and indirect subsidiaries;

l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;

m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00);

n) previously and expressly authorize the execution of contracts of any nature in a global amount higher than forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$ ~~47,507,000.00) by the Company and its direct and indirect subsidiaries~~47,260,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

p) decide on the incorporation and winding up of subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

q) decide on any change in the human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;

r) call for examination, at any time, any matter in connection with the business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$~~47,507,000.00~~ 47,260,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and ~~thirty-five~~seventeen thousand reais (R$~~3,535,000.00~~3,517,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

t) previously and expressly authorize the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions in Articles 28 and 29 herein;

v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by ~~BM&FBOVESPA~~B3 S.A.;

aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least ~~(i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company~~;  the requirements made by the applicable Novo Mercado rules; and ~~(v) and (iv~~(iv) alternatives to the acceptance of the public offering available on the market; and (v~~) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;~~

ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 43 herein;

ac) deliberate on the quarterly results of the Company;

ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies;

ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

af) exercise the other powers granted upon it by the law or by these Bylaws, and

ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member. The resolutions of the Board of Directors shall be taken by majority vote of members then present (with the mandatory presence among them of the Chairman or Vice Chairman).

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman or Vice Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SECTION III The Board of Officers

Article 18 - The Board of Executive Officers shall be comprised of ~~eight~~nine (~~8~~9) members, one of them to act as Chief Executive Officer, one as Deputy Chief Executive Officer, one as Regulated Operations Executive Vice President, one as Market Operations Executive Vice President, one as Legal and Institutional Relations Executive Vice President; one as Business Development and Planning Executive Vice President, one as Financial Executive Vice President, who shall also perform the duties of Investors Relations Officer; one as Deputy Chief Financial Officer and one as Business Management Executive Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

a) Of the Chief Executive Officer, to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) call and chair the meetings of the Board of Executive Officers;

(ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) coordinate and guide the work of the Executive Vice Presidents; (iv) recommend to the Board of Directors the areas of each Executive Vice President;

(v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi) represent the Company in the Shareholders’ Meetings and/or quotaholders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint an Executive Vice President in his/her place, to represent the Company; and

(vii) appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

b) Of the Deputy Chief Executive Officer, assist the Chief Executive Officer to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, assist the Chief Executive Officer to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, assist the Chief Executive Officer to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) assist the Chief Executive Officer to coordinate and guide the work of the Executive Vice Presidents;

(ii) assist the Chief Executive Officer to recommend to the Board of Directors the areas of each Executive Vice President;

(iii) assist the Chief Executive Officer to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

(iv) carry out the management of the Company’s human resources, and of the companies directly or indirectly controlled by and/or affiliated to it, as applicable.

c) Of the Regulated Operations Executive Vice President, to direct and lead the businesses related to distribution of electric energy, in observance of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

d) Of the Market Operations Executive Vice President, to direct and lead the electric energy generation, commercialization and services businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

e) Of the Legal and Institutional Relations Executive Vice President, to direct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

f) Of the Business Development and Planning Executive Vice President, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation, commercialization and  services, and other related or complementary activities; as well as direct and lead the strategic, energy and innovation management planning processes of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

g) Of the Financial Executive Vice President, to conduct and lead the administration and management of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets;

h) Of the Deputy Chief Financial Officer , to assist the Financial Executive Vice President to perform the financial activities of the Company and the companies directly and indirectly controlled by it, including investment analysis, proposal and hiring of loans and financings, treasury, planning, financial and tax control operations, and the management of the activities inherent to accounting; also, to assist the Executive Vice-President of Investors Relations in his attributions before the shareholders and the public in general; and

i) Of the Business Management Executive Vice President, to direct and lead the information technology, quality, supplies, infrastructure and logistics   management processes; to direct the organizational management processes and systems and disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Board of Directors shall determine which member of the Board of Executive Officers shall perform his/her duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by a member of the Board of Executive Officers to be determined by the Chairman of the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President to do so.

Article 21 - The duties of the Board of Executive Officers are to:

a) Perform all acts necessary to the regular operation of the Company;

b) Submit to the Board of Directors the Company Policies and Strategies;

c) Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;

d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;

e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher ~~than~~ forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$~~47,507,000.00~~ 47,260,000.00) and the ~~disposalor~~ disposal or lien of any fixed asset in an amount equal to or higher than three million,  five hundred and ~~thirty-five~~ seventeen thousand reais (R$~~3,535,000.00~~3,517,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, ~~five~~two hundred and ~~seven~~sixty thousand reais (R$~~47,507,000.00~~ 47,260,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and ~~thirty-five~~seventeen  thousand reais (R$~~3,535,000.00~~3,517,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)

f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by ~~BM&FBOVESPA~~B3 S.A.;

g) approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries; and

h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

i) Without prejudice to the sphere of competence of the Board of Directors, set forth in article 17 of these Bylaws, resolve, previously and expressly, in relation to the Company and/or the companies directly or indirectly controlled by the Company, on:

i.1) execution of purchase and sale acts and agreements for supplies and services in amounts equal to or higher than five million, nine hundred and twenty six thousand reais and one cent (R$ 5,926,000.01) except for service agreements executed with financial institutions and power purchase and sale agreements, for which the competence indicated in item (i.2) below should be overseen;

i.2) execution of acts and agreements of any nature with a total amount equal to or higher that eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00), even if it refers to expenses set out in the yearly budget or in the five year business plan;

i.3) acquisition of any fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00);

i.4) disposal, encumbrance or constitution of any kind of guarantee which does not involve fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it; and the disposal, encumbrance, or constitution of any kind of guarantee which involves fixed assets in amounts higher than one million, three hundred and ninety four million reais and one cent (R$ 1,394,000.01) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it, or any value if the fixed asset is a real state.

Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by majority vote of those present, and the Chief Executive Officer shall have the casting vote in case of a tie.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one Executive Officer alone, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Executive Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” and “ad judicia et extra” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the respective period(s) of time of the financing contract(s).

Paragraph 2 - With due regard to provisions herein, the Company may be represented by an Executive Officer alone or attorney-in-fact (i) to perform merely administrative routine acts, including (a) before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (b) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (c) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (d) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company (ii) in public or private biding processes to perform record update, registration, submission of declarations, accreditation and other acts; (iii) to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Article 24 - It is the duty of any member of the Board of Executive Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Executive Officers, and shall inform his/her decision and the reasons supporting it to the Board of Directors, and the dismissal shall be formalized in the subsequent meeting of said body. The duties of the removed Executive Vice-President shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CHAPTER V THE AUDIT COMMITTEE

Article 26- The Audit Committee shall be composed of three (3) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Paragraph 1 - At least 1 (one) of the members of the Audit Committee shall be considered as independent member.

Paragraph 2 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee.

Paragraph 3 - The investiture of the members of the Audit Committee taking office is conditioned to the signature of the term of investiture that shall contemplate the arbitration clause stablished in clause 34 herein ~~previous formalization of the Instrument of Consent of the Audit Committee Members according to the terms of the Bylaws of Novo Mercado~~, as well as the attendance of the applicable legal requirements.

Paragraph 4 - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.

Paragraph 5 - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

CHAPTER VI THE FISCAL YEAR

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Audit Committee, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other location, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

~~c) accrual of the Reserve for Adjustment of the Concession Financial Assets, monthly or in other periodicity defined by the Company, with the profit or loss related to changes in expected cash flows of the Concession Financial Assets of the subsidiaries, recognized by the Company through equity income and accounted for in the income statement of the period, net of tax effects. The amount to be allocated for the establishment of this reserve will be limited to the balance of the Retained Earnings or Accumulated Losses account, after the possible accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:~~

~~(c.i) the realization of the Reserve for Adjustment of the Concession Financial Assets will occur at the end of the subsidiaries concession period, upon payment of the indemnification by the government, as well as by the write-off of the Concession Financial Asset resulting from the corporate sale or restructuring, and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”;~~

~~(c.ii) the balance of the Reserve for Adjustment of the Concession Financial Assets cannot exceed the balance of the Concession Financial Asset recorded in the Company’s consolidated Financial Statements;~~

c) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

d) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Concession Financial Assets and the Legal Reserve, in this order, the last to be absorbed.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article 29 - By resolution of the Board of Directors, in accordance with item “u” of Article 17, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

Article 31 - The dividends, except as otherwise decided by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting may allocate to the Board of Directors and to the Board of Executive Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

CHAPTER VII TRANSFER OF CONTROL

Article 34 - The disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under suspensive or terminating condition that the acquirer undertakes to conduct a tender offer to purchase the shares held by the other shareholders of the Company, subject to the conditions and terms set forth by the applicable legislation and the Novo Mercado Regulation, in order to ensure all shareholders an equal treatment as that of the selling controlling shareholde The direct or indirect disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under ~~suspensive or terminating~~ condition that the acquirer of control undertakes to ~~conduct~~carry out a tender offer ~~to purchase~~, for the shares issued by the Company  held by the other shareholders ~~of the Company~~, subject to the conditions and terms set forth by the applicable legislation and the rules of Novo Mercado ~~Regulation~~, in order to ensure all shareholders an equal treatment as that of the selling ~~controlling~~ shareholder.

~~Sole Paragraph – The tender offer which this Article refers to shall also be required: (i) when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the transfer of the Company’s control, or (ii) in the event of sale of the control of the company that holds the control of the Company, in which case the selling controlling shareholder shall give notice of the attributable amount to the Company to BM&FBOVESPA, and the attached documentation proving such amount.~~

~~Article 35 – Any person acquiring control as a result of a private transaction entered into by a controlling shareholder (regardless of the number of shares) shall be required to (i) carry out the public bid provided in Article 35 above, and (ii) pay, under the terms indicated below, the amount equivalent to the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of control, properly adjusted until the payment date. Such amount shall be distributed among all people who sold shares of the Company in the same trading sessions at which the acquirer performed the acquisitions, on a pro rata basis to the net seller daily balance of each one, being BM&FBOVESPA responsible to operate the distribution, in the terms of its regulations.~~

~~Sole Paragraph – The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title of his/her/its shares while the purchaser has not executed the Statement of Consent of Controlling Shareholders referred to at the Bylaws of Novo Mercado of BM&FBOVESPA entered into by the Company, by means of which they shall commit to comply with the rules set forth therein.~~

~~Article 36 - The Company shall not register any share transfers to the acquirer or to those who might subsequently hold the control, until the Acquirer has signed the Statement of Consent of controlling shareholders of the Novo Mercado Regulation.~~

~~Article 37 - The Company shall not file any Shareholders’ Agreement regarding the exercise of the control at the head office of the Company, whilst its signatories have not signed Statement of Consent of controlling shareholders of the Novo Mercado Regulation.~~

~~CHAPTER VIII DELISTING OF THE COMPANY~~

~~Article 38 - In the tender offer for the acquisition of shares, to be made by the controlling shareholder or by the Company, for the delisting of the Company, the minimum price to be offered shall correspond to the economic value verified in an appraisal report prepared in accordance to the terms of Paragraphs 1 and 2 of this Article 39, being all applicable legal and regulations observed.~~

~~Paragraph 1 - The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or entity, with experience and independence regarding the Company’s decision-making power of its Directors and/or the controlling shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, and shall contain the limit to the responsibility provided in Paragraph 6 of this same Article.~~

~~Paragraph 2 - The choice of the specialized institution or entity responsible for the determination of the economic value of the Company is of exclusive competence of the Shareholders’ Meeting, as~~

~~provided for under item “c” of the sole Paragraph of Article 10, as of the presentation, by the Board of Directors, of the three-name list, pursuant to item “j” of Article 17, and the respective decision, not computing the votes in blank, shall be made by the majority of the votes of the shareholders representing the free float shares present in that Meeting, which, if installed on first call, shall have the presence of shareholders that represent, at least, twenty per cent (20%) of the total of the Free float shares, or if installed on second call, might have the presence of any number of members representing the free float.~~

~~Paragraph 3 - With due regard to the other terms of the Bylaws of Novo Mercado of BM&FBOVESPA, these Bylaws and the legislation in force, the tender offer for the delisting may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.~~

~~Paragraph 4 - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting that shall decide specifically on such delisting.~~

~~Article 39 – In the event the appraisal report referred to in Article 38 is not ready by the time the Extraordinary Shareholders’ Meeting is called to resolve on the delisting of the Company, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.~~

~~Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 38 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the meeting referred to in this Article.~~

~~Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in this Article shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out the tender offer at the value calculated in the appraisal report.~~

~~CHAPTER IX WITHDRAW FROM THE NOVO MERCADO~~

~~Article 35 - The Company, the shareholders, the managers and the members of the Fiscal Counsel~~, effective or alternates, ~~undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from,~~ their position of issuer, shareholders, managers and members of the Fiscal Council, ~~specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of~~ Federal Law 6,385/76, ~~Federal Law 6,404/76, these Bylaws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Novo Mercado Regulation, the Arbitration Rules, the Sanction Rules, Arbitration Clauses~~other regulations from B3, ~~and of the Novo Mercado Participation Agreement.~~

~~Article 36 - In the absent of a clear controlling shareholder, if decided the withdraw of the Company from the Novo Mercado so the securities issued by the Company to be registered for trade outside~~

~~the Novo Mercado, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in~~

~~Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the withdraw shall be conditioned upon the tender offer for the acquisition of shares in the same conditions foreseen in the Article above.~~

~~Paragraph 1 - Such Shareholders’ Meeting shall determine the responsible parties for implementation of the tender offer for the acquisition of shares, who, attending the Shareholders’ Meeting, shall be required to expressly undertake to implement the tender offer.~~

~~Paragraph 2 - In the absence of a definition of the responsible parties for the implementation of the tender offer for the acquisition of shares, in the event of a corporate restructuring transaction, in which the company arising from said restructuring does not have its securities admitted to negotiation in the Novo Mercado, the shareholders who voted for the corporate restructuring shall be responsible for the implementation of the tender offer.~~

~~Article 37 - The withdraw of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Novo Mercado Regulation, is conditioned upon the implementation of the tender offer for the acquisition of shares at least for the Economic Value of the shares, to ascertained in an appraisal report according to Article 38 of these Bylaws, pursuant to the applicable legal and regulatory rules.~~

~~Paragraph 1 - The controlling shareholder shall implement the tender offer set forth in the caption of this Article.~~

~~Paragraph 2 - In the event there is no controlling shareholder and the withdraw from Novo Mercado mentioned herein arises from the decision of the Shareholders’ Meeting, the shareholders who voted~~

~~in favor of the decision, which triggered the respective noncompliance, shall implement the tender offer set forth herein.~~

~~Paragraph 3 - In the event of there is no controlling shareholder and the withdraw from Novo Mercado mentioned herein, occurs as a consequence of an act or fact from management, the Company’s Managers shall call a Shareholders’ Meeting which the agenda shall be the decision on how to remedy the noncompliance with the obligations of the Novo Mercado Regulation or as the case may be decide on the withdraw of the Company from Novo Mercado.~~

~~Paragraph 4 – In the event that the Shareholders’ Meeting mentioned in the paragraph above decides for withdraw of the Company from the Novo Mercado, said Shareholders’ Meeting shall define the responsible party(ies) for the implementation of the tender offer for the acquisition of the shares issued by the Company, who shall be required to expressly undertake to implement the tender offer.~~

CHAPTER X ARBITRATION

Article 35 – The Company, the shareholders, the managers and the members of the Fiscal Counsel, effective or alternates, undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, their position of issuer, shareholders, managers and members of the Fiscal Council, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of Federal Law 6,385/76, Federal Law 6,404/76, these Bylaws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Novo Mercado Regulation, ~~the Arbitration Rules, the Sanction Rules, Arbitration Clauses~~other regulations from B3, and of the Novo Mercado Participation Agreement.

CHAPTER XI DISSOLUTION AND WINDING UP
Article 36 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.

CHAPTER XII GENERAL PROVISIONS

Article 37 – The provisions set forth in the Novo Mercado Regulation, shall prevail over the provisions of these By-laws, in the event ~~of damage to the rights of the recipients of the tender offer set forth in these By-laws~~ conflict.

Article 38 – The Company may not provide financing or guarantee of any type to third parties, under any form, for activities not included in the corporate purpose of the Company.

Article 39 - The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1, ~~2017,~~2018, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93

Corporate Registry ID (NIRE) 35.300.186.133

BY-LAWS OF CPFL ENERGIA S.A.

(consolidated at the Extraordinary General Meeting held on 04/28/2017)

CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM
Article 1 - CPFL Energia S.A. shall be governed by these Bylaws and the applicable legislation.

Sole Paragraph – With the Company joining the special listing segment named Novo Mercado of B3 S.A. – Brasil, Bolsa Balcão (“B3”), the Company, its shareholders, including controlling shareholders, its Directors and Officers and the Audit Committee members, when installed, shall obey by the provisions of the Bylaws of Novo Mercado

Article 2 - The Company has as its corporate purpose to:

(a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) render services related to electricity, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c) hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Article 3 - The Company has its head office and jurisdiction in the city of Campinas, State of São Paulo, at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Executive Board, or abroad by decision of the Board of Directors.

Article 4 - The duration term of the Company is undetermined.
CHAPTER II CAPITAL STOCK AND SHARES

Article 5 - The capital stock of the Company is five billion, seven hundred and forty-one million, two hundred and eighty-four thousand, one hundred and seventy-four cents (R $ 5,741,284,177.75), fully subscribed and paid in, divided into 1,017,914,746 (one billion, seventeen million, nine hundred and fourteen thousand, seven hundred and forty-six) common shares, all nominative, book-entry shares with no par value.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares, by decision of the Board of Directors, irrespective of amendment to the Bylaws.

Paragraph 2 - Up to the limit of the authorized capital, the Board of Directors may also decide on the following:

(i) issue of shares, debentures convertible into shares or subscription warrants, which may be issued without preemptive rights of shareholders, pursuant to Article 172 of Federal Law 6,404/76, and (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting.

At the discretion of the Board of Directors, the Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control without the preemptive rights or with a reduced term for the exercise of preemptive rights pursuant to the provisions of Article 172 of Law No. 6,404/76 (Brazilian Corporations Law).

In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Executive Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Paragraph 3 – In the event provided in Paragraph 1 of this Article, the Board of Directors shall set the issue price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 4 - The subscribed shares shall be paid up in cash.

Paragraph 5 - The shareholder who fails to pay in its subscribed shares, shall pay the Company interest in arrears of one per cent (1%) per month or fraction thereof, counted as of the first (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 6 - The Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, by resolution of the Board of Directors, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions, in accordance with item “i” of Article 17 herein.

Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.

Paragraph 8 - The Company, by resolution of the Board of Executive Officers, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement, in accordance with item “g” of Article 21 herein.

Article 6 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, pursuant to the Law.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Article 7 - The Company may not issue preferred shares or founders’ shares.
CHAPTER III THE SHAREHOLDERS MEETING

Article 8 - The Shareholders’ Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:

a) decide on the management accounts referring to the last fiscal year;

b) examine, discuss and vote the financial statements, accompanied by the opinion of the Audit Committee;

c) decide on the allocation of the net profit of the fiscal year and distribution of dividends;

d) elect the effective and alternate members of the Board of Directors;

e) elect the effective and alternate members of the Audit Committee; and

f) determine the global compensation of the members of the Board of Directors and of the Board of Executive Officers, as well as the compensation of the Audit Committee.

Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Audit Committee, or by shareholders, in accordance with the Law.

Sole Paragraph - The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

b) the delisting from the Novo Mercado of B3 S.A.;

c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters VIII and IX of these Bylaws, based on a list of three selected firms provided by the Board of Directors;

d) the plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders; and

e) amend the Bylaws.

Article 10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph - The decisions of the Shareholders’ Meeting shall be made by the simple majority of the attending shareholders.

Article 11 - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, Article 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if he/she/it has not delivered such documents previously.

Article 12 – The Shareholders’ Meeting may only consider and vote on the matters in the agenda of the Call Notice.

Sole Paragraph – All documents pertaining to the matters to be considered and voted in the Shareholders’ Meeting must be made available to shareholders, at the headquarters of the Company, on the date of the publication of the first call notice, except as provided otherwise by Law or the applicable regulations requiring their availability in greater advance.

CHAPTER IV MANAGEMENT BODIES
SECTION I General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Executive Officers.

Sole Paragraph - The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book that shall contemplate the arbitration clause stablished in clause 34 herein, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Sole Paragraph - The managers of the Company must adhere to the Policies for Disclosure of Material Act or Fact and Trading on Company Securities, upon signature of the respective Instrument.

SECTION II The Board of Directors

Article 15 - The Board of Directors shall be composed of at least five (5) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Paragraph 1 – In the composition of the Board of Directors, there should be Independent Director(s), as provided below:

(a) if the Board of Directors is composed of five (5) members, then there should be one (1) Independent Director;

(b) if the Board of Directors is composed of six (6) to ten (10) members, then there should be two (2) Independent Directors; and

(c) if the Board of Directors is composed of more than ten (10) members, then the number of Independent Directors shall be twenty percent (20%) of the total number of members of the Board of Directors.

Paragraph 2 - The Independent Directors shall be expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing the provisions set out in Paragraph 1, Article 16 herein.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced in his/her functions, by the Vice Chairman or, in his/her absence, by another Member of the Board of Directors that he/she may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Article 17 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the Vice President Officers of the Company, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting, and approve the election of the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company;

b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries;

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries;

i) decide on obtaining loans or debt assumption in an amount above forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00) by the Company and its direct and indirect subsidiaries;

j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIII and IX of these Bylaws;

k) decide on the acquisition of any fixed asset in an amount equal to or higher than forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than three million, five hundred and seventeen thousand reais (R$3,517,000.00) by the Company and its direct and indirect subsidiaries;

l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;

m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00);

n) previously and expressly authorize the execution of contracts of any nature in a global amount higher than forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

p) decide on the incorporation and winding up of subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

q) decide on any change in the human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;

r) call for examination, at any time, any matter in connection with the business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, two hundred and sixty thousand reais (R$47,260,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and seventeen thousand reais (R$3,517,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

t) previously and expressly authorize the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions in Articles 28 and 29 herein;

v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by B3 S.A.;

aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least  the requirements made by the applicable Novo Mercado rules; and

ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 43 herein;

ac) deliberate on the quarterly results of the Company;

ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies;

ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

af) exercise the other powers granted upon it by the law or by these Bylaws, and

ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member. The resolutions of the Board of Directors shall be taken by majority vote of members then present (with the mandatory presence among them of the Chairman or Vice Chairman).

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman or Vice Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SECTION III The Board of Officers

Article 18 - The Board of Executive Officers shall be comprised of nine (9) members, one of them to act as Chief Executive Officer, one as Deputy Chief Executive Officer, one as Regulated Operations Executive Vice President, one as Market Operations Executive Vice President, one as Legal and Institutional Relations Executive Vice President; one as Business Development and Planning Executive Vice President, one as Financial Executive Vice President, who shall also perform the duties of Investors Relations Officer; one as Deputy Chief Financial Officer and one as Business Management Executive Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

a) Of the Chief Executive Officer, to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) call and chair the meetings of the Board of Executive Officers;

(ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) coordinate and guide the work of the Executive Vice Presidents; (iv) recommend to the Board of Directors the areas of each Executive Vice President;

(v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi) represent the Company in the Shareholders’ Meetings and/or quotaholders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint an Executive Vice President in his/her place, to represent the Company; and

(vii) appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

b) Of the Deputy Chief Executive Officer, assist the Chief Executive Officer to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, assist the Chief Executive Officer to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, assist the Chief Executive Officer to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) assist the Chief Executive Officer to coordinate and guide the work of the Executive Vice Presidents;

(ii) assist the Chief Executive Officer to recommend to the Board of Directors the areas of each Executive Vice President;

(iii) assist the Chief Executive Officer to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

(iv) carry out the management of the Company’s human resources, and of the companies directly or indirectly controlled by and/or affiliated to it, as applicable.

c) Of the Regulated Operations Executive Vice President, to direct and lead the businesses related to distribution of electric energy, in observance of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

d) Of the Market Operations Executive Vice President, to direct and lead the electric energy generation, commercialization and services businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

e) Of the Legal and Institutional Relations Executive Vice President, to direct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

f) Of the Business Development and Planning Executive Vice President, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation, commercialization and  services, and other related or complementary activities; as well as direct and lead the strategic, energy and innovation management planning processes of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

g) Of the Financial Executive Vice President, to conduct and lead the administration and management of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets;

h) Of the Deputy Chief Financial Officer , to assist the Financial Executive Vice President to perform the financial activities of the Company and the companies directly and indirectly controlled by it, including investment analysis, proposal and hiring of loans and financings, treasury, planning, financial and tax control operations, and the management of the activities inherent to accounting; also, to assist the Executive Vice-President of Investors Relations in his attributions before the shareholders and the public in general; and

i) Of the Business Management Executive Vice President, to direct and lead the information technology, quality, supplies, infrastructure and logistics   management processes; to direct the organizational management processes and systems and disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Board of Directors shall determine which member of the Board of Executive Officers shall perform his/her duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by a member of the Board of Executive Officers to be determined by the Chairman of the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President to do so.

Article 21 - The duties of the Board of Executive Officers are to:

a) Perform all acts necessary to the regular operation of the Company;

b) Submit to the Board of Directors the Company Policies and Strategies;

d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;

e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher forty-seven million, two hundred and sixty thousand reais (R$47,260,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than three million,  five hundred and seventeen thousand reais (R$3,517,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, two hundred and sixty thousand reais (R$47,260,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and seventeen  thousand reais (R$3,517,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)

f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by B3 S.A.;

g) approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries; and

h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

i) Without prejudice to the sphere of competence of the Board of Directors, set forth in article 17 of these Bylaws, resolve, previously and expressly, in relation to the Company and/or the companies directly or indirectly controlled by the Company, on:

i.1) execution of purchase and sale acts and agreements for supplies and services in amounts equal to or higher than five million, nine hundred and twenty six thousand reais and one cent (R$ 5,926,000.01) except for service agreements executed with financial institutions and power purchase and sale agreements, for which the competence indicated in item (i.2) below should be overseen;

i.2) execution of acts and agreements of any nature with a total amount equal to or higher that eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00), even if it refers to expenses set out in the yearly budget or in the five year business plan;

i.3) acquisition of any fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00);

i.4) disposal, encumbrance or constitution of any kind of guarantee which does not involve fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it; and the disposal, encumbrance, or constitution of any kind of guarantee which involves fixed assets in amounts higher than one million, three hundred and ninety four million reais and one cent (R$ 1,394,000.01) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it, or any value if the fixed asset is a real state.

Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by majority vote of those present, and the Chief Executive Officer shall have the casting vote in case of a tie.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one Executive Officer alone, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Executive Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” and “ad judicia et extra” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the respective period(s) of time of the financing contract(s).

Paragraph 2 - With due regard to provisions herein, the Company may be represented by an Executive Officer alone or attorney-in-fact (i) to perform merely administrative routine acts, including (a) before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (b) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (c) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (d) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company (ii) in public or private biding processes to perform record update, registration, submission of declarations, accreditation and other acts; (iii) to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Article 24 - It is the duty of any member of the Board of Executive Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Executive Officers, and shall inform his/her decision and the reasons supporting it to the Board of Directors, and the dismissal shall be formalized in the subsequent meeting of said body. The duties of the removed Executive Vice-President shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CHAPTER V THE AUDIT COMMITTEE

Article 26- The Audit Committee shall be composed of three (3) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Paragraph 1 - At least 1 (one) of the members of the Audit Committee shall be considered as independent member.

Paragraph 2 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee.

Paragraph 3 - The investiture of the members of the Audit Committee taking office is conditioned to the signature of the term of investiture that shall contemplate the arbitration clause stablished in clause 34 herein, as well as the attendance of the applicable legal requirements.

Paragraph 4 - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.

Paragraph 5 - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

CHAPTER VI THE FISCAL YEAR

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Audit Committee, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other location, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

d) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Concession Financial Assets and the Legal Reserve, in this order, the last to be absorbed.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article 29 - By resolution of the Board of Directors, in accordance with item “u” of Article 17, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

Article 31 - The dividends, except as otherwise decided by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting may allocate to the Board of Directors and to the Board of Executive Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

CHAPTER X ARBITRATION

Article 35 – The Company, the shareholders, the managers and the members of the Fiscal Counsel, effective or alternates, undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, their position of issuer, shareholders, managers and members of the Fiscal Council, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of Federal Law 6,385/76, Federal Law 6,404/76, these Bylaws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Novo Mercado Regulation, other regulations from B3, and of the Novo Mercado Participation Agreement.

CHAPTER XI DISSOLUTION AND WINDING UP
Article 36 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.

CHAPTER XII GENERAL PROVISIONS
Article 37 – The provisions set forth in the Novo Mercado Regulation, shall prevail over the provisions of these By-laws, in the event conflict.

Article 38 – The Company may not provide financing or guarantee of any type to third parties, under any form, for activities not included in the corporate purpose of the Company.

Article 39 - The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1, 2018, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

ANNEX VI

Last update: 04/06/2018

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - CPFL ENERGIA S.A. to be held on 04/27/2018

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail
Resolutions concerning the Annual General Meeting (AGM)
Simple Resolution
1.	To acknowledge the management accounts, examine, discuss and vote on the Company s Financial Statements, the Independent Auditor s Report and the Fiscal Council s Report for the fiscal year ended on December 31, 2017

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution
2.	To approve the proposal of allocation of net income for the fiscal year ended December 31, 2017 and the distribution of dividends

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution
3.	To define as 7 the number of members for the Board of Directors, pursuant to article 15 of the
Company s Bylaws

[ ] Approve [ ] Reject [ ] Abstain

Election of the fiscal council by candidate - Total members to be elected: 3
7.	Appointment of candidates for the Board of Directors (the shareholder may appoint as many candidates as the number of vacancies to be filled in the general election)

Lisa Gabbai (efetivo) / Chenggang Liu (suplente)
[ ] Approve [ ] Reject [ ] Abstain
Ran Zhang (efetivo) / Jia Jia (suplente)
[ ] Approve [ ] Reject [ ] Abstain
Ricardo Florence dos Santos (efetivo) / Reginaldo Ferreira Alexandre (suplente)
[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution
8.	To approve the overall compensation to be paid to the Company s management for the period of May 2018 to April 2019

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution
9.	To approve the overall compensation to be paid to the members of the Fiscal Council for the period of May 2018 to April 2019

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - CPFL ENERGIA S.A. to be held on 04/27/2018

10.	In case there is a second call notice of this Annual Meeting, the vote instructions in this bulletin may still be considered?

[ ] Yes [ ] No [ ] Abstain
Simple Question
11.	Do you wish to require the multiple vote process for the election of the Board of Directors members, in accordance with Article 141 of Law 6.404/76?

[ ] Yes [ ] No [ ] Abstain
Election of the board of directors by candidate - Total members to be elected: 7
12.	Appointment of candidates for the Board of Directors (the shareholder may appoint as many candidates as the number of vacancies to be filled in the general election)

Bo Wen (efetivo) / n/a
[ ] Approve [ ] Reject [ ] Abstain
Shirong Lyu (efetivo) / n/a
[ ] Approve [ ] Reject [ ] Abstain
Yan Qu (efetivo) / n/a
[ ] Approve [ ] Reject [ ] Abstain
Yumeng Zhao (efetivo) / n/a
[ ] Approve [ ] Reject [ ] Abstain
André Dorf (efetivo) / n/a
[ ] Approve [ ] Reject [ ] Abstain
Antônio Kandir (efetivo) / n/a
[ ] Approve [ ] Reject [ ] Abstain
Marcelo Amaral Moraes (efetivo) / n/a
[ ] Approve [ ] Reject [ ] Abstain
13.	In case the multiple vote procedure for election is adopted, should the votes corresponding to your shares be distributed in equal percentages among your chosen candidates?

[ ] Yes [ ] No [ ] Abstain
14.	View of all the candidates for the indication of the % (percentage) of votes to be attributed
Bo Wen (efetivo) / n/a [ ] %
Shirong Lyu (efetivo) / n/a [ ] %
Yan Qu (efetivo) / n/a [ ] %
Yumeng Zhao (efetivo) / n/a [ ] %
André Dorf (efetivo) / n/a [ ] %

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - CPFL ENERGIA S.A. to be held on 04/27/2018

Antônio Kandir (efetivo) / n/a [ ] %
Marcelo Amaral Moraes (efetivo) / n/a [ ] %

City:
Date :
Signature :
Shareholder's Name :
Phone Number :

Last update: 04/06/2018

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CPFL ENERGIA S.A. to be held on 04/27/2018

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail
Resolutions concerning the Extraordinary General Meeting (EGM)
Simple Resolution
2.	To approve the transference of the balance of the extinguished Reserve for Adjustments to the Concession Financial Assets to the account of Retained Earnings or Accumulated Losses.
[ ] Approve [ ] Reject [ ] Abstain
Simple Question
3.	In case there is a second call notice of this Annual Meeting, the vote instructions in this bulletin may still be considered?
[ ] Yes [ ] No [ ] Abstain
Simple Resolution
5.	Changes in the Bylaws, according with the management proposal.
[ ] Approve [ ] Reject [ ] Abstain
Simple Resolution
6.	To consolidate de Companys Bylaws
[ ] Approve [ ] Reject [ ] Abstain

City :
Date :
Signature :
Shareholder's Name :
Phone Number :

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 9, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.